   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 26, 2001



                                                      REGISTRATION NO. 333-73178

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                            AMERISTAR CASINOS, INC.
             (Exact name of registrant as specified in its charter)

                NEVADA                                  7999                                88-0304799
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)                Identification No.)

                           3773 HOWARD HUGHES PARKWAY
                                SUITE 490 SOUTH
                            LAS VEGAS, NEVADA 89109
                                 (702) 567-7000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                                CRAIG H. NEILSEN
          PRESIDENT, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           3773 HOWARD HUGHES PARKWAY
                                SUITE 490 SOUTH
                            LAS VEGAS, NEVADA 89109
                                 (702) 567-7000
 (Name, address, including zip code, and telephone number, including area code, of agent for service of process)
                             ---------------------

                                WITH COPIES TO:

                JONATHAN K. LAYNE, ESQ.                                  WILLIAM B. GANNETT, ESQ.
              GIBSON, DUNN & CRUTCHER LLP                                CAHILL GORDON & REINDEL
                 333 SOUTH GRAND AVENUE                                       80 PINE STREET
             LOS ANGELES, CALIFORNIA 90071                               NEW YORK, NEW YORK 10005
                     (213) 229-7000                                           (212) 701-3000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS BE ACCEPTED UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS, DATED NOVEMBER 26, 2001


PROSPECTUS
-------------------
                                6,000,000 SHARES

                                [AMERISTAR LOGO]

                                  COMMON STOCK
                         ------------------------------
     We are offering 4,000,000 shares of our common stock and the selling stockholder is offering 2,000,000 shares of our common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholder.


     Our common stock is traded on the Nasdaq National Market under the symbol "ASCA". The last reported sale price for our common stock on the Nasdaq National Market on November 23, 2001 was $19.96 per share.


     FOR A DISCUSSION OF RISKS THAT SHOULD BE CONSIDERED BY INVESTORS IN DECIDING WHETHER TO BUY OUR COMMON STOCK SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                         ------------------------------

                                                              PER SHARE    TOTAL
                                                              ---------    -----
Public offering price.......................................         $           $
Underwriting discounts......................................         $           $
Proceeds, before expenses, to Ameristar Casinos, Inc........         $           $
Proceeds, before expenses, to selling stockholder...........         $           $

     We have granted the underwriters a 30-day option from the date of this prospectus to purchase from us up to an additional 900,000 shares of common stock at the public offering price, less the underwriting discount, to cover any over-allotments.

     None of the Securities and Exchange Commission, the Missouri Gaming Commission, the Iowa Racing and Gaming Commission, the Mississippi Gaming Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board nor any state securities commission or other gaming authority, has passed upon the adequacy or accuracy of this prospectus or the investment merits of the shares offered hereby. Any representation to the contrary is a criminal offense.


     The underwriters are severally underwriting the shares being offered. The
underwriters expect to deliver the shares on December   , 2001.

                         ------------------------------

                          Joint Book-Running Managers
BEAR, STEARNS & CO. INC.                                     MERRILL LYNCH & CO.
                         ------------------------------
                               CIBC WORLD MARKETS
                         ------------------------------

               The date of this prospectus is December   , 2001.

                       [INSIDE FRONT COVER OF PROSPECTUS]



               [Photographs of Ameristar Council Bluffs Property:



                                     Buffet


                          Waterfront Grill Restaurant


                            Porte Cochere and Hotel


                              Riverboat and Hotel


                          Pavilion at Front Entrance.]



                [Photographs of Ameristar Kansas City Property:


                                  Streetscape


                          Bugatti's Little Italy Cafe


                                     Buffet


                                 Porte Cochere


                              Interior of Casino.]



    [Photographs and Artist's Renderings of Ameristar St. Charles Property:


                          Photograph of Porte Cochere


                     Rendering of Casual Dining Restaurant


                          Two Renderings of Steakhouse


                            Rendering of Oyster Bar


                           Rendering of Streetscape.]

     You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor any underwriter has authorized any person to provide you with any information or represent anything not contained in this prospectus, and if given or made, any such information or representation should not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                         ------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Disclosure Regarding Forward-Looking Statements.............    7
Risk Factors................................................    8
Use of Proceeds.............................................   14
Dividend Policy.............................................   14
Price Range of Our Common Stock.............................   14
Capitalization..............................................   15
Unaudited Pro Forma Condensed Financial Statements..........   16
Selected Financial and Other Data...........................   20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   34
Government Regulations......................................   44
Management..................................................   58
Principal and Selling Stockholders..........................   62
Description of Capital Stock................................   63
Shares Eligible for Future Sale.............................   66
Underwriting................................................   68
Legal Matters...............................................   70
Independent Auditors........................................   71
Available Information and Incorporation by Reference........   71
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

     This is only a summary of the prospectus. You should read the entire prospectus, including "Risk Factors" and our consolidated financial statements and related notes, as well as the documents incorporated by reference in this prospectus, before making an investment decision. Unless the context indicates otherwise, all references to "Ameristar," "we," "our," "ours" and "us" refer to Ameristar Casinos, Inc. and its consolidated subsidiaries. Except as otherwise noted, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

AMERISTAR CASINOS, INC.

     We are a leading multi-jurisdictional developer, owner and operator of casinos and related hotel and entertainment facilities in local markets. We own six properties in five markets located in Missouri, Iowa, Mississippi and Nevada catering to customers primarily residing within a 100-mile radius of our properties. Our properties enjoy leading positions in markets with significant barriers to entry, and we believe all of our properties are high-quality assets. We intend to grow our revenues, cash flow and earnings through internal growth initiatives, including the expansion of our existing properties, targeted marketing programs, and the strategic acquisition or development of properties in attractive local gaming markets.

     Consistent with this growth strategy, we began to transform our company in late 2000 through a series of strategic transactions and capital improvement programs. In December 2000, we acquired gaming and entertainment properties in Kansas City and St. Charles, Missouri for $488.9 million. Separately, in January 2001 we sold The Reserve Hotel and Casino located in suburban Las Vegas for $71.8 million. Recent capital improvement programs include major renovation and enhancement projects at our Council Bluffs and Vicksburg properties completed during the first and second quarters of 2001, respectively, and the consolidation of contiguous but separate casinos into a single casino at our Kansas City property completed in August 2001. Ongoing capital improvement programs include the construction of a new casino and entertainment complex at our St. Charles property and the construction of a parking garage and the reconfiguration of the casino floor at our Kansas City property.

     The implementation of our strategy has contributed substantially to our recent growth. For the nine months ended September 30, 2001, our revenues and EBITDA (as defined below) were $466.7 million and $116.5 million, respectively, representing increases of approximately 89% and 150%, respectively, over the same period in 2000.


     We expect further growth from the completion of our ongoing capital improvement projects, the most significant of which is the new complex at St. Charles. This project will significantly expand the size and scope of our operations in the growing St. Louis market, which experienced an 11% increase in gaming revenues during the first nine months of 2001 compared to the first nine months of 2000. The former owner of our St. Charles property invested approximately $169 million in a new casino and entertainment complex before suspending construction in 1997. We have partially redesigned the project, and in May 2001 we commenced a $170 million capital spending plan on the construction of the new casino and entertainment complex. Upon its expected completion in mid-2002, we believe Ameristar St. Charles will be the premier gaming facility in the St. Louis area and will be well-positioned to take advantage of growth in this market.

OUR PROPERTIES


     Except as otherwise indicated, the following table presents summary data concerning each of our properties as of November 21, 2001.



                                                                                                          NINE MONTHS
                                                                                                             ENDED
                                                         CASINO                                          SEPTEMBER 30,
                                                 YEAR    SQUARE      SLOT     TABLE   HOTEL    PARKING        2001
LOCATION                        FACILITY TYPE   OPENED   FOOTAGE   MACHINES   GAMES   ROOMS    SPACES        EBITDA
--------                        -------------   ------   -------   --------   -----   -----    -------   --------------
                                                                                                         (IN THOUSANDS)
Kansas City, Missouri.........   Dockside        1997    115,000    2,940      105      184     4,500       $ 44,345
St. Charles, Missouri.........   Dockside        1994     45,000    1,900       35       --     4,000         33,313

Council Bluffs, Iowa..........   Riverboat       1996     38,500    1,510       46      444(1)  3,000         26,502
Vicksburg, Mississippi........   Dockside        1994     42,000    1,248       41      150     1,700         16,877
Jackpot, Nevada(2)............  Land-based       1956     28,500    1,019       30      420     1,134         11,039
                                                         -------    -----      ---    -----    ------       --------

         Total................                           269,000    8,617      257    1,198    14,334       $132,076(3)
                                                         =======    =====      ===    =====    ======       ========


---------------

(1) Includes 284 rooms owned and operated by affiliates of Kinseth Hospitality Corporation located on land owned by us and leased to affiliates of Kinseth.
(2) Includes the operations of Cactus Petes Resort Casino and The Horseshu Hotel & Casino.
(3) Represents total property-level EBITDA before corporate overhead of $15.6 million. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of results for the full year.

     Our properties include:

          AMERISTAR KANSAS CITY. Ameristar Kansas City is a fully integrated gaming, dining, lodging and entertainment complex located seven miles from downtown Kansas City, adjacent to Interstate 435. In 2000, Ameristar Kansas City was named the top tourist attraction in Missouri by Ingram's magazine. Due to recent favorable regulatory changes in Missouri, in August 2001 we consolidated two contiguous but separate casinos into a single casino at minimal cost with the objectives of increasing revenues, improving operating efficiencies and generating higher customer satisfaction. In connection with the consolidation, we are reconfiguring the casino floor, which we expect to complete in December 2001. We also have commenced construction on a 2,660-space parking garage which we expect to complete in July 2002 at a cost of approximately $20 million.


          AMERISTAR ST. CHARLES. Ameristar St. Charles is located on the Missouri River in the St. Louis metropolitan area, adjacent to Interstate 70, and has been in operation since 1994. The new casino and entertainment complex, currently under construction, will include a 115,000 square-foot casino with approximately 3,000 slot machines and 104 table games, including a 12-table poker room and a VIP players lounge, and a land-based entertainment center featuring six dining and entertainment venues and other amenities. We believe our new casino and entertainment complex at Ameristar St. Charles will be the premier property in the St. Louis area and will be well-positioned to benefit from growth in this market.


          AMERISTAR COUNCIL BLUFFS. Ameristar Council Bluffs is located in Iowa across the Missouri River from Omaha, Nebraska, adjacent to Interstate 29. Ameristar Council Bluffs is the only riverboat casino property in the United States with a Four Diamond rating from the AAA. In the first quarter of 2001, we completed an approximately $7 million renovation and enhancement project at the property, including renovating two casino floors, installing new generation slot machines and remodeling and adding other amenities.


          AMERISTAR VICKSBURG. Ameristar Vicksburg is located in Vicksburg, Mississippi, one quarter mile north of Interstate 20, primarily serving the Jackson, Mississippi market. In July 2001 we completed an approximately $10 million capital improvement project at the property, including renovating and expanding the casino, installing new generation slot machines and renovating the property's entertainment venue. Ameristar Vicksburg has a Three Diamond rating from the AAA.



          JACKPOT PROPERTIES. Our Jackpot properties, Cactus Petes Resort Casino and The Horseshu Hotel & Casino, are both located in Jackpot, Nevada at the Idaho border. The Jackpot properties have been operating since 1956 and serve customers from Idaho, Oregon, Washington, Montana, northern California and southwestern Canada. Cactus Petes and Horseshu have Four Diamond and

     Three Diamond ratings, respectively, from the AAA, and Cactus Petes has been named "Best Hotel/ Resort" in rural Nevada for the last two years by Nevada Magazine.

OUR STRATEGY AND COMPETITIVE STRENGTHS

     Our strategy is to pursue the growth and development of our existing properties and to selectively acquire or develop new properties in attractive, local gaming markets. In implementing our strategy, we emphasize a total entertainment experience through high-quality gaming, dining, lodging and other non-gaming amenities to complement and enhance our gaming operations. We seek to promote customer retention through targeted marketing and value-added loyalty programs and by delivering superior customer service. We use players clubs at each property to identify and retain preferred players and utilize a number of promotions designed primarily to increase the frequency of customer visits.

     We believe the following strengths will enable us in the execution of our strategy:

     - High Quality Properties. We believe the quality of our casino properties is demonstrated by such factors as size, design, ambiance and the breadth and superior nature of amenities offered. Several of our properties have won awards and been featured by recognized travel organizations and publications. We are committed to maintaining market leading properties by upholding the quality of our properties through capital spending programs designed to add amenities, continually update our gaming machines, expand capacity and upgrade our entertainment offerings.

     - Well-Located Properties in Protected Markets. All of our properties are easily accessible from well-traveled roadways and are strategically located in gaming markets with significant barriers to entry, such as development restrictions and/or the unavailability of new licenses.


     - Strong Presence in Attractive Gaming Markets. Our properties enjoy leading market positions. Our four Midwestern properties serve markets with populations ranging from 1.5 million to 3.7 million within a 100-mile radius. Furthermore, the markets in which our Midwestern properties are located have historically generated strong year-over-year growth in gaming revenues. For the three-year reporting periods ended September 2001, aggregate gaming revenues for these markets grew at a compounded annual growth rate of 8.6%.



     - Well-Positioned to Expand into New Jurisdictions. As an experienced multi-jurisdictional gaming operator, we believe we are well-positioned to enter into and successfully compete in new markets that may be created by the expansion of legalized gaming. We have demonstrated our ability to enter into new jurisdictions as we have been granted new licenses by four gaming commissions over the last eight years.


     - Experienced Management Team with Proven Track Record. Our executive and property level management teams are experienced industry veterans. Our executive management has an average tenure in the gaming industry of more than 20 years. Our management team has developed a track record of success in the operation, acquisition and development of hotels and casinos, as demonstrated over the last eight years by its development of three casino properties, acquisition and integration of two casino properties and completion of numerous expansion projects.

                                  THE OFFERING

Common stock offered by
Ameristar.....................   4,000,000 shares

Common stock offered by the
selling stockholder...........   2,000,000 shares

Total common stock offered....   6,000,000 shares


Common stock to be outstanding
after this offering...........   24,906,284 shares


Use of proceeds...............   We intend to use the proceeds from this
                                 offering to repay debt under our senior credit facilities. We will not receive any proceeds from the sale of the shares by the selling stockholder. See "Use of Proceeds."

Nasdaq National Market
symbol........................   "ASCA"

Risk factors..................   See "Risk Factors" beginning on page 8 and
                                 other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.


     The table set forth above is based on 20,906,284 shares of our common stock outstanding as of November 20, 2001. This table excludes options to purchase 2,664,218 shares of our common stock held by participants in our 1999 Stock Incentive Plan and prior stock option plans as of November 20, 2001. Of this amount, 355,435 options were vested and exercisable as of November 20, 2001.


                             CORPORATE INFORMATION

     We were incorporated in Nevada on August 30, 1993. Our executive offices are located at 3773 Howard Hughes Parkway, Suite 490 South, Las Vegas, Nevada 89109. Our telephone number is (702) 567-7000. Our website address is www.ameristarcasinos.com. Information contained in our web site does not constitute part of this prospectus.

     Ameristar Casinos(R), the Ameristar Casino and Ameristar Casino Hotel logos and Cactus Petes(R) are our registered trademarks and servicemarks. This prospectus also includes other trademarks of Ameristar and other companies.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     We have derived the following summary historical financial data for the three year period ended December 31, 2000 from our audited consolidated financial statements. We have derived the summary historical financial data for the nine months ended September 30, 2000 and 2001 from our unaudited condensed consolidated financial statements, which include all adjustments, consisting of normal recurring adjustments, which are, in our opinion, necessary for a fair presentation of our results of operations for such periods. The results of operations for the nine months ended September 30, 2000 and 2001 are not necessarily indicative of the results for the full year. The summary historical and financial data below should be read in conjunction with "Selected Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements included in this prospectus.

     The pro forma financial data for the year ended December 31, 2000 and the nine months ended September 30, 2001 give effect to (1) the acquisition of our Missouri properties on December 20, 2000 and the related financing transactions and (2) the sale of The Reserve Hotel and Casino on January 29, 2001, assuming these transactions occurred on January 1, 2000. We derived this information from our historical financial statements as well as the historical financial statements of Station Casinos, Inc. Missouri Operations. You should read this summary unaudited pro forma financial and other data in conjunction with "Unaudited Pro Forma Condensed Financial Statements," which includes the detailed adjustments and assumptions used to prepare this summary information, as well as the historical financial statements included in this prospectus.

     While this pro forma information is based on adjustments we deem appropriate and which are factually supported based on currently available data, the pro forma information may not be indicative of what actual results would have been, nor does this information purport to present our financial results for future periods. As used in this prospectus, the terms "EBITDA" and "pro forma EBITDA" have the meanings set forth below in footnotes 2 and 3, respectively.

                                                                                                              PRO FORMA
                                                                                            PRO FORMA      RESULTS FOR THE
                                        ACTUAL RESULTS FOR         ACTUAL RESULTS FOR    RESULTS FOR THE     NINE MONTHS
                                         THE YEARS ENDED             THE NINE MONTHS       YEAR ENDED           ENDED
                                           DECEMBER 31,            ENDED SEPTEMBER 30,    DECEMBER 31,      SEPTEMBER 30,
                                  ------------------------------   -------------------   ---------------   ---------------
                                    1998       1999       2000       2000       2001          2000              2001
                                  --------   --------   --------   --------   --------   ---------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
    Net revenues................  $259,331   $293,315   $334,135   $246,343   $466,689      $582,443           $461,556
    Impairment loss(1)..........        --         --     57,153     57,153         --            --                 --
    Income (loss) from
      operations................     3,338     25,545    (22,631)   (32,262)    88,189        95,909             88,121
    Income (loss) before
      extraordinary item and
      cumulative effect of
      change in accounting
      principle.................   (12,715)       205    (33,747)   (34,563)    24,136        16,792             24,187
    Net income (loss)...........   (12,715)       205    (40,307)   (34,563)    24,001           N/A                N/A
    Diluted earnings (loss) per
      share before extraordinary
      item and cumulative effect
      of change in accounting
      principle.................  $  (0.62)  $   0.01   $  (1.65)  $  (1.70)  $   1.08      $   0.82           $   1.08
    Diluted earnings (loss) per
      share.....................     (0.62)      0.01      (1.98)     (1.70)      1.07           N/A                N/A
OTHER FINANCIAL DATA:
    EBITDA(2)...................  $ 38,140   $ 50,005   $ 62,306   $ 46,564   $116,481      $142,599(3)        $116,413(3)
    Capital expenditures........    32,312     57,590     33,357     27,676     65,139        41,877             65,139

                                                                   AS OF
                                                               SEPTEMBER 30,
                                                                   2001
                                                               -------------
BALANCE SHEET DATA:
    Cash and cash equivalents...............................     $ 41,931
    Total assets............................................      863,190
    Total long-term debt and capital leases.................      721,817
    Total stockholders' equity..............................       50,998

---------------

See footnotes on following page.

(1) Impairment loss related to the sale of The Reserve for the year ended December 31, 2000.

(2) EBITDA consists of income (loss) from operations plus depreciation, amortization, preopening costs and impairment losses. EBITDA information is presented solely as a supplemental disclosure because management believes that it is a widely used measure of operating performance in the gaming industry and for companies with a significant amount of depreciation and amortization. EBITDA should not be construed as an alternative to income from operations (as determined in accordance with generally accepted accounting principles) as an indicator of our operating performance, or as an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. We have significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments that are not reflected in EBITDA. Other gaming companies that report EBITDA information may not calculate EBITDA in the same manner as us.

(3) Pro forma EBITDA consists of EBITDA plus $1.0 million in costs for Missouri investigations and fines incurred by the former owner of the Missouri properties in 2000 and $1.9 million of development costs associated with our unsuccessful bid for a gaming license in Lemay, Missouri incurred throughout 2000.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     All statements other than statements of historical or current facts included in this prospectus or incorporated by reference herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations ("cautionary statements") are disclosed under "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus.

     We urge you to review carefully the section "Risk Factors" beginning on page 8 in this prospectus for a more complete discussion of the risks of purchasing our common stock. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.

                                  RISK FACTORS

     Before making any decision to invest in our common stock, you should carefully consider the following factors in addition to the other information contained in this prospectus and incorporated by reference in this prospectus. If any of the following risks actually occur, our business, financial condition and results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

  THE GAMING INDUSTRY IS VERY COMPETITIVE AND INCREASED COMPETITION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FUTURE OPERATIONS.

     The gaming industry is very competitive and we face competitive pressures in a variety of areas. Our operating properties are located in jurisdictions that restrict gaming to certain areas and/or are adjacent to states that prohibit or restrict gaming operations. These restrictions and prohibitions provide substantial benefits to our business and our ability to attract and retain customers. The legalization or expanded legalization or authorization of gaming within or near a market area of one of our properties could have a material adverse effect on our business, financial condition and results of operations. Economic difficulties faced by state governments could lead to intensified political pressures for the legalization of gaming.

     From time to time, legislation and ballot measures have been unsuccessfully proposed in Kansas and Nebraska for the legalization of gaming, and we expect similar proposals will be made in the future and may be adopted. In such a case, our properties in Kansas City and Council Bluffs could face additional competition from adjacent states. In addition, the Missouri Gaming Commission is currently considering whether to accept applications for an additional gaming license in the St. Louis area. If an additional gaming license is granted, Ameristar St. Charles would face additional competition. Also, litigation is currently pending before the Mississippi Supreme Court relating to the site of a proposed new casino close to Jackson, Mississippi, which is the principal market for our Vicksburg property.

     In addition, the entry into our current markets of additional competitors could have a material adverse effect on our business, financial condition and results of operations, particularly if a competitor were to obtain a license to operate a gaming facility in a superior location. Native American gaming facilities in some instances operate under regulatory requirements that are less stringent than those imposed on state-licensed casinos, which could provide them with a competitive advantage and lead to increased competition in our markets. Furthermore, increases in the popularity of, and competition from, internet and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could have a material adverse effect on our business, financial condition, operating results and prospects.

  MANY FACTORS, SOME OF WHICH ARE BEYOND OUR CONTROL, COULD ADVERSELY AFFECT OUR ABILITY TO SUCCESSFULLY COMPLETE OUR CONSTRUCTION AND DEVELOPMENT PROJECTS AS PLANNED.

     General Construction Risks -- Delays and Cost Overruns. Construction and expansion projects for our properties entail significant risks. These risks include: (1) shortages of materials (including slot machines or other gaming equipment); (2) shortages of skilled labor or work stoppages; (3) unforeseen construction scheduling, engineering, environmental or geological problems; (4) weather interference, floods, fires or other casualty losses; (5) unanticipated cost increases; and (6) construction period disruption to existing operations.

     Our anticipated costs and construction periods for construction projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects, consultants and contractors. The cost of any construction project undertaken by us may vary significantly from initial expectations, and we may have a limited amount of capital resources to fund cost overruns on any project. If we cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate cash flow from operations or other financing is available. The completion date of any of our construction projects could also differ significantly from initial expectations for construction-related or other reasons. We cannot assure you that any project will be completed on time, if at all, or within established budgets. Significant delays or cost overruns on our construction projects could have a material adverse effect on our business, financial condition and results of operations.

     We employ "fast-track" design and construction methods in some of our construction and development projects. This involves the design of future stages of construction while earlier stages of construction are underway. Although we believe that the use of fast-track design and construction methods can reduce the overall construction time, these methods may not always result in such reductions, may involve additional construction costs than otherwise would be incurred and may increase the risk of disputes with contractors, all of which could have a material adverse effect on our business, financial condition and results of operations.

     Construction Dependent upon Available Financing and Cash Flows from Operations. The availability of funds under our senior credit facilities at any time will be dependent upon, among other factors, the amount of our consolidated EBITDA (as defined in the credit agreement) during the preceding four full fiscal quarters. Our future operating performance will be subject to financial, economic, business, competitive, regulatory and other factors, many of which are beyond our control. Accordingly, we cannot assure you that our future consolidated EBITDA and the resulting availability of operating cash flow or borrowing capacity will be sufficient to allow us to undertake or complete current or future construction projects.

     As a result of operating risks, including those described in this section, and other risks associated with a new venture, we cannot assure you that, once completed, any development project will increase our operating profits or operating cash flow.


  THE COSTS OF OUR DEVELOPMENT AND CONSTRUCTION OF THE NEW CASINO AND ENTERTAINMENT FACILITY AT AMERISTAR ST. CHARLES MAY EXCEED OUR CURRENT ESTIMATES.



     Construction is underway on our new casino and entertainment facility at Ameristar St. Charles. Our estimated cost of completing the St. Charles project is based on construction contracts we have signed, contract bids and estimates prepared by us. Due to typical construction uncertainties associated with any project, we cannot be sure that our construction costs will not be higher than the estimated cost of completion. Furthermore, the existing plans for the new casino and entertainment complex at Ameristar St. Charles may change, and the scope of the project may vary significantly from what is currently anticipated. We also cannot be sure that we will not exceed the budgeted costs of the project or that the project will commence operations within the contemplated time frame, if at all.


  OUR ABILITY TO COMPLETE THE CONSTRUCTION OF THE NEW CASINO AND ENTERTAINMENT COMPLEX AT AMERISTAR ST. CHARLES AS CURRENTLY CONTEMPLATED DEPENDS ON OUR OPERATING PERFORMANCE.

     We intend to fund the construction of the new casino and entertainment complex at Ameristar St. Charles with a portion of our cash flow from operations and borrowings under our senior credit facilities. Since the amount of our available cash from operations and our ability to draw funds under our senior credit facilities are both determined by our operating performance, a failure to achieve certain performance levels during the construction period could result in the delay or suspension of construction. In addition, under the terms of our senior credit facilities and the indenture governing our senior subordinated notes, we may not be able to incur additional debt to fund the St. Charles project if cash from operations and available borrowings under our senior credit facilities are not sufficient to fund the construction.


     Our senior credit facilities currently limit the amount that we can spend on the project to $110 million plus otherwise allowable capital expenditures, but we expect the cost of the project to exceed this amount. While we are not currently in violation of any of the provisions of our senior credit facilities, we will need to obtain a waiver of this limit from our lenders. We expect to request a waiver from the lenders under our senior credit facilities during the first half of 2002, but we cannot be sure that our lenders will grant our request. If we do not receive the waiver, our completion of the project will be significantly delayed.

  CRAIG H. NEILSEN OWNS A MAJORITY OF OUR COMMON STOCK AND CONTROLS OUR AFFAIRS.

     Mr. Neilsen is our President, Chief Executive Officer and Chairman of our board of directors and owns approximately 85% of our outstanding common stock. Upon completion of the offering, Mr. Neilsen will own approximately 63% of our outstanding common stock. Accordingly, Mr. Neilsen has and will continue to have the ability to control our operations and affairs, including the election of the board of directors and, except as otherwise provided by law, other matters submitted to a vote of the stockholders, including a merger, consolidation or sale of the stock of the company. In addition, Mr. Neilsen's substantial ownership affects the liquidity in the market for our common stock.

  A CHANGE IN CONTROL COULD RESULT IN THE ACCELERATION OF OUR DEBT OBLIGATIONS.

     Certain changes in control could result in the acceleration of our senior credit facilities and our senior subordinated notes. This acceleration could be triggered in the event Mr. Neilsen sells a significant portion of his stock or upon his death if his estate, heirs and devisees must sell a substantial number of shares of our common stock to obtain funds to pay inheritance tax liabilities. We cannot assure you that we would be able to repay any indebtedness that is accelerated as a result of a change in control, and this would likely materially adversely affect our financial condition.

  LEVERAGE MAY IMPAIR OUR FINANCIAL CONDITION AND RESTRICT OUR OPERATIONS AND WE MAY INCUR SIGNIFICANT ADDITIONAL DEBT.

     We are highly leveraged and have substantial fixed debt service in addition to our operating expenses. The degree to which we are leveraged could have important adverse consequences to our business, including:

     - Increasing our vulnerability to general adverse economic and industry conditions;

     - Limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and other general corporate requirements;

     - Requiring a substantial portion of our cash flow from operations for the payment of interest on our debt and reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

     - Limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

     - Placing us at a competitive disadvantage to less leveraged competitors.

     The terms of our senior credit facilities and the indenture governing our senior subordinated notes contain covenants that may restrict our ability to, among other things, borrow money, pay dividends and effect a consolidation, merger or disposal of substantially all of our assets. Although the covenants in our senior credit facilities and the indenture are subject to various exceptions that are intended to allow us to operate without undue restraint in certain anticipated circumstances, we cannot assure you that these covenants will not adversely affect our ability to finance future operations or capital needs or to engage in other activities that may be in our best interest. In addition, our long-term debt requires us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. A breach of any of these covenants would result in a default under our senior credit facilities and the indenture. If an event of default under our senior credit facilities occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

  IF OUR KEY PERSONNEL LEAVES US, OUR BUSINESS WILL BE SIGNIFICANTLY ADVERSELY AFFECTED.


     We depend on the continued performance of Craig H. Neilsen, our President, Chief Executive Officer and Chairman, and his management team. Thomas M. Steinbauer, Ameristar's Senior Vice President of Finance, has announced his intention to leave us sometime after mid-2002, and we are currently seeking a replacement for Mr. Steinbauer. If we lose the services of Mr. Neilsen, any of our other executive officers or our senior property management personnel, and cannot replace such persons in a timely manner, it could have a material adverse effect on our business.

  THE MARKET FOR QUALIFIED PROPERTY AND CORPORATE MANAGEMENT PERSONNEL IS SUBJECT TO INTENSE COMPETITION.

     We have experienced and expect to continue to experience strong competition in hiring and retaining qualified property and corporate management personnel. Recruiting and retaining qualified management personnel is particularly difficult at Ameristar Vicksburg and the Jackpot properties due to local market conditions. If we are unable to successfully recruit and retain qualified management personnel at our properties and at our corporate level, our results of operations could be materially adversely affected.

  ADVERSE WEATHER CONDITIONS IN THE AREAS IN WHICH WE OPERATE COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     Adverse weather conditions, particularly flooding, heavy snowfall and other extreme weather conditions, can deter our customers from traveling or make it difficult for them to frequent our properties. If any of our properties were to experience prolonged adverse weather conditions, or if our Midwestern properties were to simultaneously experience adverse weather conditions, our results of operations and financial condition could be materially adversely affected.

  OUR BUSINESS IS SUBJECT TO RESTRICTIONS AND LIMITATIONS IMPOSED BY GAMING REGULATORY AUTHORITIES THAT COULD ADVERSELY AFFECT US.

     The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The States of Missouri, Iowa, Mississippi and Nevada and the applicable local authorities require various licenses, findings of suitability, registrations, permits and approvals to be held by us and our subsidiaries. The Missouri Gaming Commission, the Iowa Racing and Gaming Commission, the Mississippi Gaming Commission and the Nevada Gaming Commission may, among other things, limit, condition, suspend, revoke or not renew a license or approval to own the stock of any of our Missouri, Iowa, Mississippi or Nevada subsidiaries, respectively, for any cause deemed reasonable by such licensing authority. Our licenses in Missouri will need to be renewed in December 2001, again in December 2002 and every two years thereafter. Our gaming license in Iowa must be renewed or continued every year, and our gaming license in Mississippi must be renewed every three years. If we violate gaming laws or regulations, substantial fines could be levied against us, our subsidiaries and the persons involved, and we could be forced to forfeit portions of our assets. The suspension, revocation or non-renewal of any of our licenses or the levy on us of substantial fines or forfeiture of assets would have a material adverse effect on our business, financial condition and results of operations. We are also subject to substantial gaming taxes and fees imposed by various governmental authorities, which are subject to increase.

     To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our currently operating gaming activities. However, gaming licenses and related approvals are deemed to be privileges under Missouri, Iowa, Mississippi and Nevada law. We cannot assure you that our existing licenses, permits and approvals will be maintained or extended. We also cannot assure you that any new licenses, permits and approvals that may be required in the future will be granted to us.

  IF THE JURISDICTIONS IN WHICH WE OPERATE INCREASE GAMING TAXES AND FEES, OUR RESULTS COULD BE ADVERSELY AFFECTED.

     State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. In addition, worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes. If the jurisdictions in which we operate were to increase gaming taxes and fees, our results from operations could be adversely affected.

  WORSENING ECONOMIC CONDITIONS MAY ADVERSELY AFFECT OUR BUSINESS.

     Our business may be adversely affected by economic downturns and instability as we are dependent on discretionary spending by our customers. Any worsening of current economic conditions, including as a result of the events of September 11, 2001, could cause fewer people to spend money at our properties and could adversely affect our revenues.

  FAILURE OF LOCAL REAUTHORIZATION OF GAMING ACTIVITIES IN IOWA COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     Under Iowa law, a license to conduct gambling games may be issued in a county only if the county electorate has approved such gambling games. Although the electorate of Pottawattamie County, which has a population of approximately 88,000 and includes the City of Council Bluffs, approved by referendum the gambling games conducted at Ameristar Council Bluffs, a reauthorization referendum must be submitted to the county electorate in the general election to be held in November 2002 and each eight years thereafter. Each such referendum requires the vote of a majority of the persons voting. If any such reauthorization referendum is defeated, Iowa law provides that any previously issued gaming license will remain valid and subject to periodic renewal for a total of nine years from the original issue unless otherwise terminated by the Iowa Racing and Gaming Commission. The original issue date for our Iowa gaming license was January 27, 1995. We cannot assure you that gaming operations of the type we conduct at Ameristar Council Bluffs will continue to be authorized in Pottawattamie County. Any failure of Pottawattamie County to reauthorize gaming operations of the type we conduct at Ameristar Council Bluffs would have a material adverse effect on our business, financial condition and results of operations.

  THE NATIONAL GAMBLING IMPACT STUDY COMMISSION'S RECOMMENDATIONS MAY ADVERSELY AFFECT THE GAMING INDUSTRY AND OUR OPERATIONS.

     The National Gambling Impact Study Commission (the "National Commission") was established by the U.S. Congress to conduct a comprehensive study of the social and economic impact of gaming in the United States. On April 28, 1999, the National Commission voted to recommend that the expansion of gaming be curtailed. In June 1999, the National Commission issued a final report of its findings and conclusions, together with recommendations for legislative and administrative actions. Highlights of some of those recommendations include: (1) legal gaming should be restricted to those at least 21 years of age; (2) betting on college and amateur sports should be banned; (3) the introduction of casino-style gaming at pari-mutuel racing facilities for the primary purpose of saving pari-mutuel facilities that otherwise may not be financially viable for the purpose of competing with other forms of gaming should be prohibited; (4) internet gaming should be banned in the United States; (5) the types of gaming activities allowed by Native American tribes within a given state should be consistent with the gaming activities allowed to other persons in that state; and (6) state, local and tribal governments should recognize that casino gaming provides economic development, particularly for economically depressed areas and casino gaming as opposed to stand-alone slot machines (e.g., in convenience stores), internet gaming and lotteries do not provide the same economic development. Any regulation of the gaming industry which may result from the National Commission's report may have an adverse effect on the gaming industry and on our financial condition and results of operations.

  ANY LOSS FROM SERVICE OF OUR RIVERBOAT AND DOCKSIDE FACILITIES FOR ANY REASON COULD MATERIALLY ADVERSELY AFFECT US.

     Our riverboat and dockside facilities in Missouri, Iowa and Mississippi could be lost from service due to casualty, mechanical failure, extended or extraordinary maintenance, floods or other severe weather conditions. Cruises of the Council Bluffs casino are subject to risks generally incident to the movement of vessels on inland waterways, including risks of casualty due to river turbulence and severe weather conditions. In addition, U.S. Coast Guard regulations set limits on the operation of vessels and require that vessels be operated by a minimum complement of licensed personnel.


     The U.S. Coast Guard also requires all United States flagged passenger vessels operating exclusively in fresh water to conduct a thorough dry-dock inspection of underwater machinery, valves and hull every five years. Less stringent inspection requirements apply to permanently moored dockside vessels like those at Ameristar Kansas City, Ameristar St. Charles and Ameristar Vicksburg. The Ameristar Council Bluffs riverboat was due for its dry-dock inspection in November 2000, but we have been accepted into a U.S. Coast Guard program that has extended the dry-dock requirement to May 2003 by undergoing a thorough underwater inspection. Upon the formal adoption of regulations relating to this program by the U.S. Coast Guard, we may be able to extend the dry-dock requirement further, to November 2005. If we are unable to continue to extend the dry-dock requirement by performing thorough underwater hull inspections, the Council Bluffs casino would be out of service for a substantial period of time for its dry-dock inspection. This could have a material adverse effect on Ameristar Council Bluffs and on our business, financial condition and results of operations. We cannot assure you that we will actually obtain any further extension of the dry-dock requirement or that similar extensions will be obtained in the future.


     The Ameristar Vicksburg site has experienced some instability that requires periodic maintenance and improvements. Although in 1999 we reinforced the cofferdam basin in which the vessel floats, further reinforcements may be necessary. We are also monitoring the site to evaluate what further steps, if any, may be necessary to stabilize the site to permit operations to continue. A site failure would require Ameristar Vicksburg to limit or cease operations.

     The loss of a riverboat or dockside facility from service for any period of time likely would adversely affect our operating results and borrowing capacity under our long-term debt facilities. It could also result in the occurrence of an event of a default under one or more of our credit facilities or contracts.

  WE COULD FACE SEVERE PENALTIES AND MATERIAL REMEDIATION COSTS IF WE FAIL TO COMPLY WITH APPLICABLE ENVIRONMENTAL REGULATIONS.

     As is the case with any owner or operator of real property, we are subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Failure to comply with environmental laws could result in the imposition of severe penalties or restrictions on operations by government agencies or courts of law, which could adversely affect operations. We do not have environmental liability insurance to cover most such events, and the environmental liability insurance coverage we maintain to cover certain events includes significant limitations and exclusions. In addition, if we discover any significant environmental contamination affecting any of our properties, we could face material remediation costs or additional development costs for future expansion activities.

                                USE OF PROCEEDS


     The net proceeds from the sale of the 6,000,000 shares of common stock offered hereby will be approximately $74.7 million to us and $37.8 million to the selling stockholder, based upon an assumed offering price per share of $19.96, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares of our common stock being offered by the selling stockholder.


     We intend to use the net proceeds we receive from this offering to repay our term loans under our senior credit facilities on a pro rata basis as required. As of September 30, 2001, the weighted average interest rate on the principal amount outstanding under our senior credit facilities was 6.4%, with the interest rates on the term loans A, B and C being 5.9%, 6.4% and 6.6%, respectively. The term loans A, B and C mature on December 20, 2005, 2006 and 2007, respectively.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all earnings to fund our working capital, debt service and capital expenditures and for general corporate purposes. The ability to declare dividends is in the discretion of our board of directors, but our senior credit facilities and the indenture governing our senior subordinated notes contain restrictions on our ability to pay dividends or make other payments or distributions to our stockholders.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "ASCA." The following table reflects the range of high and low sale prices as reported on the Nasdaq National Market for the quarters identified below:


                                                               HIGH     LOW
                                                              ------   ------
Year ended December 31, 1999
     First Quarter..........................................  $ 3.63   $ 2.13
     Second Quarter.........................................    3.88     2.31
     Third Quarter..........................................    4.44     3.00
     Fourth Quarter.........................................    4.31     3.25
Year ended December 31, 2000
     First Quarter..........................................  $ 4.19   $ 3.63
     Second Quarter.........................................    4.34     3.00
     Third Quarter..........................................    6.00     4.19
     Fourth Quarter.........................................    6.63     4.59
Year ending December 31, 2001
     First Quarter..........................................  $ 6.75   $ 4.50
     Second Quarter.........................................   18.75     6.53
     Third Quarter..........................................   21.90     9.41
     Fourth Quarter (through November 23, 2001).............   20.52    12.00



     On November 23, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $19.96 per share. As of November 20, 2001, there were 209 holders of record of our common stock.

                                 CAPITALIZATION


     The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2001 (1) on an actual basis and (2) on an adjusted basis, to reflect the sale of 4,000,000 shares of common stock offered by us in this offering at an assumed offering price of $19.96 per share, less the estimated underwriting discount and offering expenses. You should read the following table along with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and consolidated financial statements and notes included in this prospectus.



                                                              AS OF SEPTEMBER 30, 2001
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $ 41,931      $ 41,931
                                                              ========      ========
Long-term debt (including current maturities):
     Senior credit facilities...............................  $330,063      $255,315
     10 3/4% senior subordinated notes due 2009, net of
       original issue discount..............................   375,389       375,389
     Capitalized leases and other...........................    16,365        16,365
                                                              --------      --------
          Total long-term debt..............................   721,817       647,069
                                                              --------      --------
Stockholders' equity
     Preferred stock ($0.01 par value, 30,000,000 shares
       authorized, no shares issued and outstanding)........        --            --
     Common stock ($0.01 par value, 30,000,000 shares
       authorized; 20,870,045 shares issued and outstanding,
       actual; 24,870,045 shares issued and outstanding, as
       adjusted)............................................       209           249
     Additional paid-in capital.............................    44,563       119,271
     Accumulated other comprehensive loss...................    (2,350)       (2,350)
     Retained earnings......................................     8,576         8,576
                                                              --------      --------
          Total stockholders' equity........................    50,998       125,746
                                                              --------      --------
Total capitalization........................................  $772,815      $772,815
                                                              ========      ========

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed financial statements are based on our historical financial statements and the historical financial statements of Station Casinos, Inc. Missouri Operations and should be read in conjunction with the historical financial statements included in this prospectus.

     The pro forma financial statements reflect (1) the acquisition of our Missouri properties on December 20, 2000 and the related financing transactions and (2) the sale of The Reserve Hotel and Casino on January 29, 2001, assuming such transactions occurred on January 1, 2000.

     Pro forma adjustments to historical financial statements include adjustments which we deem appropriate, reflecting items of recurring significance and which are factually supported based on currently available information. The pro forma financial statements may not be indicative of what actual results would have been, nor do the pro forma financial statements purport to present our condensed financial results for future periods.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              PRO FORMA
                                                              PRO FORMA                        FOR THE
                                               AMERISTAR     ADJUSTMENTS     PRO FORMA      ACQUISITIONS,
                                               HISTORICAL      FOR THE      ADJUSTMENTS        RELATED
                                               (INCLUDING    ACQUISITIONS     FOR THE        FINANCINGS
                                              THE MISSOURI   AND RELATED      SALE OF        AND SALE OF
                                              PROPERTIES)     FINANCINGS    THE RESERVE      THE RESERVE
                                              ------------   ------------   -----------     -------------
Revenues:
     Casino.................................    $409,651                      $(3,649)(7)     $406,002
     Food and beverage......................      52,351                       (1,311)(7)       51,040
     Rooms..................................      17,908                         (278)(7)       17,630
     Other..................................      13,698                         (498)(7)       13,200
                                                --------        -----         -------         --------
                                                 493,608           --          (5,736)         487,872
     Less: Promotional allowances...........      26,919                         (603)(8)       26,316
                                                --------        -----         -------         --------
     Net revenues...........................     466,689           --          (5,133)         461,556
                                                --------        -----         -------         --------
Operating Expenses:
     Casino.................................     203,397                       (2,536)(7)      200,861
     Food and beverage......................      34,066                         (976)(7)       33,090
     Rooms..................................       6,053                          (91)(7)        5,962
     Other..................................       9,136                          (66)(7)        9,070
     Selling, general and administrative....      97,556                       (1,396)(7)       96,160
     Depreciation and amortization..........      28,292                                        28,292
                                                --------        -----         -------         --------
       Total operating expenses.............     378,500           --          (5,065)         373,435
                                                --------        -----         -------         --------
     Income (loss) from operations..........      88,189           --             (68)          88,121
Other Income (Expense):
     Interest income........................         475                                           475
     Interest expense.......................     (50,839)       $(165)(4)           2(7)
                                                                                  310(8)       (50,692)
     Other..................................        (143)                                         (143)
                                                --------        -----         -------         --------
                                                 (50,507)        (165)            312          (50,360)
                                                --------        -----         -------         --------
Income (loss) before income tax provision
  (benefit), extraordinary item and
  cumulative effect of change in accounting
  principle.................................      37,682         (165)            244           37,761
     Income tax provision (benefit).........      13,546          (58)(9)         (23)(7)
                                                                                  109(9)        13,574
                                                --------        -----         -------         --------
Income (loss) before extraordinary item and
  cumulative effect of change in accounting
  principle.................................    $ 24,136        $(107)        $   158         $ 24,187
                                                ========        =====         =======         ========
Earnings (loss) per share before
  extraordinary item and cumulative effect
  of change in accounting principle:
     Basic..................................    $   1.17                                      $   1.17
                                                ========                                      ========
     Diluted................................    $   1.08                                      $   1.08
                                                ========                                      ========
Basic shares outstanding....................      20,655                                        20,655
                                                ========                                      ========
Diluted shares outstanding..................      22,349                                        22,349
                                                ========                                      ========

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            PRO FORMA                   PRO FORMA FOR
                                                            MISSOURI       ADJUSTMENTS     PRO FORMA    ACQUISITIONS,
                                                           PROPERTIES        FOR THE      ADJUSTMENTS      RELATED
                                                           HISTORICAL      ACQUISITIONS     FOR THE      FINANCINGS
                                           AMERISTAR    (TO DECEMBER 20,   AND RELATED      SALE OF      AND SALE OF
                                           HISTORICAL        2000)          FINANCINGS    THE RESERVE    THE RESERVE
                                           ----------   ----------------   ------------   -----------   -------------
Revenues:
     Casino..............................   $278,567        $275,534                       $(47,183)(7)   $506,918
     Food and beverage...................     53,653          30,565                        (15,746)(7)     68,472
     Rooms...............................     18,121           8,794                         (4,059)(7)     22,856
     Other...............................     12,018           6,827                         (1,556)(7)     17,289
                                            --------        --------         --------      --------       --------
                                             362,359         321,720               --       (68,544)       615,535
     Less: Promotional allowances........     28,224          11,330                         (6,462)(7)     33,092
                                            --------        --------         --------      --------       --------
     Net revenues........................    334,135         310,390               --       (62,082)       582,443
                                            --------        --------         --------      --------       --------
Operating Expenses:
     Casino..............................    127,077         146,189                        (25,609)(7)    247,657
     Food and beverage...................     35,135          27,349                        (12,442)(7)     50,042
     Rooms...............................      6,944           2,904                         (1,608)(7)      8,240
     Other...............................     12,257           3,047                         (1,133)(7)     14,171
     Selling, general and
       administrative....................     90,416          48,746         $ (1,366)(1)   (15,099)(7)    122,697
     Depreciation and amortization.......     27,784          17,923             (859)(2)    (6,281)(7)
                                                                                5,160(3)                    43,727
     Impairment loss on assets held for
       sale..............................     57,153              --                        (57,153)(7)         --
                                            --------        --------         --------      --------       --------
       Total operating expenses..........    356,766         246,158            2,935      (119,325)       486,534
                                            --------        --------         --------      --------       --------
     Income (loss) from operations.......    (22,631)         64,232           (2,935)       57,243         95,909
Other Income (Expense):
     Interest income.....................        161                                             --            161
     Interest expense....................    (28,316)        (40,742)         (74,743)(4)       430(7)
                                                                               25,319(5)      3,672(8)
                                                                               40,742(6)                   (73,638)
     Other...............................       (942)          1,294                            482(7)         834
                                            --------        --------         --------      --------       --------
                                             (29,097)        (39,448)          (8,682)        4,584        (72,643)
                                            --------        --------         --------      --------       --------
Income (loss) before income tax provision
  (benefit)and extraordinary item........    (51,728)         24,784          (11,617)       61,827         23,266
     Income tax provision (benefit)......    (17,981)          6,875           (4,066)(9)    21,027(7)
                                                                                                619(9)       6,474
                                            --------        --------         --------      --------       --------
Income (loss) before extraordinary
  item...................................   $(33,747)       $ 17,909         $ (7,551)     $ 40,181       $ 16,792
                                            ========        ========         ========      ========       ========
Earnings (loss) per share before
  extraordinary item:
     Basic...............................   $  (1.65)                                                     $   0.82
                                            ========                                                      ========
     Diluted.............................   $  (1.65)                                                     $   0.82
                                            ========                                                      ========
Basic shares outstanding.................     20,401                                                        20,401
                                            ========                                                      ========
Diluted shares outstanding...............     20,401                                                        20,401
                                            ========                                                      ========

        NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

     The following pro forma adjustments have been made to the unaudited pro forma condensed statements of operations for the nine months ended September 30, 2001 and the year ended December 31, 2000:

     (1) Reflects the reduction to rent expense associated with land purchased at our Kansas City property as part of the acquisitions.

     (2) Reflects adjustments to depreciation expense as a result of changes in the carrying value of the Missouri properties' property and equipment and leasehold improvements.

     (3) Reflects the amortization of excess of purchase price over fair market value of net assets acquired on a straight-line basis over an estimated useful life of 40 years and the amortization of identified intangible assets (primarily customer lists) on a straight-line basis over an estimated useful life of two years. The excess purchase price over fair market value of net assets acquired is deductible for tax purposes and is amortized over a 15 year period.

     (4) Reflects interest expense from the senior credit facilities, senior subordinated credit facility and senior subordinated notes, including amortization of debt issuance costs.

     (5) Reflects the reduction in interest expense from repaying and terminating the $115 million revolving credit facility, repurchasing the 10.5% senior subordinated notes and repaying other existing indebtedness, including amortization of debt issuance costs.

     (6) Reflects the reduction of the Missouri properties' historical interest expense related to debt not being assumed in the acquisitions.

     (7) Reflects the historical results of The Reserve Hotel and Casino.

     (8) Reflects the reduction in interest expense related to the permanent reduction of certain borrowings under the senior credit facilities.

     (9) Reflects the tax effect of the pro forma adjustments using the 35% statutory tax rate, excluding the actual tax effects of the historical results of The Reserve Hotel and Casino referred to in Note 7.

                       SELECTED FINANCIAL AND OTHER DATA

     The selected consolidated financial and other data presented below as of and for each of the five years ended December 31, 2000 have been derived from our audited consolidated financial statements. We have derived the selected historical financial data for the nine months ended September 30, 2000 and 2001 from our unaudited condensed consolidated financial statements, which include all adjustments, consisting of normal recurring adjustments, which are, in our opinion, necessary for a fair presentation of our results of operations for such periods. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of the results for the full year. The selected consolidated financial and other data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, and notes thereto, included elsewhere in this prospectus (except for the consolidated financial statements as of and for the years ended December 31, 1996 and 1997, which are not included in this prospectus).

                                                                                                      FOR THE NINE
                                                                                                      MONTHS ENDED
                                                      FOR THE YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                            ----------------------------------------------------   -------------------
                                              1996       1997       1998       1999       2000       2000       2001
                                            --------   --------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS(1):
Revenues:
    Casino................................  $158,431   $169,241   $210,968   $240,445   $278,567   $204,898   $409,651
    Food and beverage.....................    24,250     30,672     45,853     49,142     53,653     39,910     52,351
    Rooms.................................     7,641      9,685     14,201     17,257     18,121     13,738     17,908
    Other.................................     7,760      8,275     10,401     11,089     12,018      8,943     13,698
                                            --------   --------   --------   --------   --------   --------   --------
                                             198,082    217,873    281,423    317,933    362,359    267,489    493,608
    Less: Promotional allowances..........    12,524     15,530     22,092     24,618     28,224     21,146     26,919
                                            --------   --------   --------   --------   --------   --------   --------
      Net revenues........................   185,558    202,343    259,331    293,315    334,135    246,343    466,689
Operating Expenses:
    Casino................................    72,778     74,897     98,036    107,386    127,077     92,275    203,397
    Food and beverage.....................    16,773     19,784     31,698     33,207     35,135     25,864     34,066
    Rooms.................................     2,368      3,130      5,809      6,372      6,944      5,168      6,053
    Other.................................     7,054      7,546     10,044     10,203     12,257      9,031      9,136
    Selling, general and administrative...    47,758     51,958     75,604     86,142     90,416     67,443     97,556
    Depreciation and amortization.........    14,135     16,358     24,191     24,460     27,784     21,671     28,292
    Impairment loss on assets held for
      sale................................        --        646         --         --     57,153     57,153         --
    Preopening costs......................     7,379         --     10,611         --         --         --         --
                                            --------   --------   --------   --------   --------   --------   --------
        Total operating expenses..........   168,245    174,319    255,993    267,770    356,766    278,605    378,500
                                            --------   --------   --------   --------   --------   --------   --------
Income (loss) from operations.............    17,313     28,024      3,338     25,545    (22,631)   (32,262)    88,189
Other Income (Expense):
    Interest income.......................       354        445        296        300        161        129        475
    Interest expense......................    (8,303)   (12,107)   (22,699)   (24,449)   (28,316)   (20,033)   (50,839)
    Other.................................       (77)       (35)       (13)      (851)      (942)      (846)      (143)
                                            --------   --------   --------   --------   --------   --------   --------
Income (loss) before income tax provision
  (benefit)...............................     9,287     16,327    (19,078)       545    (51,728)   (53,012)    37,682
    Income tax provision (benefit)........     3,390      5,959     (6,363)       340    (17,981)   (18,449)    13,546
                                            --------   --------   --------   --------   --------   --------   --------
Income (loss) before extraordinary loss
  and cumulative Effect of change in
  accounting principle....................     5,897     10,368    (12,715)       205    (33,747)   (34,563)    24,136
Extraordinary loss on early retirement of
  debt, net of Income taxes...............        --       (673)        --         --     (6,560)        --         --
Cumulative effect of change in accounting
  principle, net of income taxes..........        --         --         --         --         --         --       (135)
                                            --------   --------   --------   --------   --------   --------   --------
Net income (loss).........................  $  5,897   $  9,695   $(12,715)  $    205   $(40,307)  $(34,563)  $ 24,001
                                            ========   ========   ========   ========   ========   ========   ========
Diluted earnings (loss) per share:
    Income (loss) before extraordinary
      loss and cumulative.................  $   0.29   $   0.51   $  (0.62)  $   0.01   $  (1.65)  $  (1.70)  $   1.08
      Effect of change in accounting
        principle Net income (loss).......      0.29       0.48      (0.62)      0.01      (1.98)     (1.70)      1.07

---------------
See footnotes on following page.

                                                                                                   FOR THE NINE MONTHS
                                                      FOR THE YEARS ENDED DECEMBER 31,             ENDED SEPTEMBER 30,
                                            ----------------------------------------------------   -------------------
                                              1996       1997       1998       1999       2000       2000       2001
                                            --------   --------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA:
    EBITDA(2).............................  $ 38,827   $ 45,028   $ 38,140   $ 50,005   $ 62,306   $ 46,564   $116,481
    Cash flows from operating
      activities..........................    33,177     33,641     23,123     34,287     38,836     21,771     76,992
    Cash flows from investing
      activities..........................   (53,746)   (63,417)   (53,863)   (50,048)  (521,206)   (30,087)    10,022
    Cash flows from financing
      activities..........................    16,506     32,083     35,918     13,083    503,084      8,851    (81,328)
    Capital expenditures..................    43,087     72,932     32,312     57,590     33,357     27,676     65,139
BALANCE SHEET DATA:
    Cash and cash equivalents.............  $ 10,724   $ 13,031   $ 18,209   $ 15,531   $ 36,245   $ 16,066   $ 41,931
    Total assets..........................   270,052    336,186    351,773    378,645    890,921    333,140    863,190
    Total long-term debt and capital
      leases..............................   164,139    199,623    242,721    250,288    791,433    261,172    721,817
    Stockholders' equity..................    70,944     80,639     67,924     68,169     28,044     33,747     50,998

---------------

    (1) The casino at Ameristar Council Bluffs opened in January 1996, portions of the land-based facilities opened in June 1996 and the 160-room hotel opened in November 1996. The remaining land-based facilities opened in February and March 1997. The expanded casino opened in November 1999. The Reserve Hotel and Casino opened in February 1998. The Ameristar Vicksburg hotel opened in June 1998. The expanded casino opened in December 1999. Results for the year ended December 31, 2000 include 11 days of operations at Ameristar Kansas City and Ameristar St. Charles, which were acquired on December 20, 2000. Results for the nine months ended September 30, 2001 include the operations of The Reserve until January 29, 2001, when it was sold.

        Certain reclassifications, having no effect on net income, have been made to the prior period's condensed consolidated financial statements to conform to the current period's presentation. We previously recorded our customers' progress toward players club points as a casino department expense. However, under the Emerging Issues Task Force ("EITF") Issue 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future" ("EITF 00-22"), this progress must now be recorded as a reduction of revenue.

    (2) EBITDA consists of income (loss) from operations plus depreciation, amortization, preopening costs and impairment losses. EBITDA information is presented solely as a supplemental disclosure because management believes that it is a widely used measure of operating performance in the gaming industry and for companies with a significant amount of depreciation and amortization. EBITDA should not be construed as an alternative to income from operations (as determined in accordance with generally accepted accounting principles) as an indicator of our operating performance, or as an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. We have significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments that are not reflected in EBITDA. Gaming companies that report EBITDA information may not calculate EBITDA in the same manner as us.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the section "Selected Financial and Other Data" and the consolidated financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     We develop, own and operate casinos and related hotel, food and beverage, entertainment and other facilities, with six properties in operation in Missouri, Iowa, Mississippi and Nevada. Our properties consist of Ameristar Casino Hotel Kansas City, located in Kansas City, Missouri; Ameristar Casino St. Charles, located in St. Charles, Missouri serving the St. Louis metropolitan area; Ameristar Casino Hotel Council Bluffs, located in Council Bluffs, Iowa serving the Omaha, Nebraska/Council Bluffs metropolitan area; Ameristar Casino Hotel Vicksburg, located in Vicksburg, Mississippi; and Cactus Petes Resort Casino and The Horseshu Hotel & Casino located in Jackpot, Nevada at the Idaho border. We acquired the Missouri properties in December 2000. We sold The Reserve Hotel and Casino in Henderson, Nevada in late January 2001.

     We recently completed or are in the process of completing several major enhancement projects at our properties. These projects include the following:

     - Renovation and Enhancement Project at Ameristar Council Bluffs. In the first quarter of 2001, we completed an approximately $7 million renovation and enhancement of the first two levels of the casino at the Council Bluffs property, featuring the installation of multimedia, high-definition plasma screens throughout the casino along with new slot product and EZ-Pay, a cashless ticket system designed to improve guest satisfaction.

     - Renovation and Enhancement Project at Ameristar Vicksburg. In the second quarter of 2001, we substantially completed an approximately $10 million renovation and enhancement project at Ameristar Vicksburg, including a completely renovated casino with the latest slot machine technology; a new VIP players lounge; the Bottleneck Blues Bar, an intricately-themed, delta-style, blues club environment with live entertainment, dining and gaming; and new high-definition plasma screens for special event viewing.


     - New Casino and Entertainment Facility at Ameristar St. Charles. We continue to make progress on the new casino and entertainment facility under construction at Ameristar St. Charles without interruption to the property's ongoing operations. Construction is on schedule and the new facility is expected to open in mid-2002. The estimated construction cost to complete this project is approximately $170 million, of which $14.8 million had been incurred as of September 30, 2001.


     - Single Boat Consolidation at Ameristar Kansas City. In August 2001, we completed the consolidation of two contiguous but separate casinos at Ameristar Kansas City into a single casino. Ongoing modifications to the casino floor resulting from the consolidation include redesigning the casino floor layout to take advantage of the single casino configuration and enhance customer satisfaction; relocating and expanding the high-limit area, including the addition of six high-limit table games; moving the poker room from the second level of the casino to the first; and combining the two casino delicatessens into a single, expanded delicatessen. We expect to complete these improvements in December 2001.

     - New Parking Garage at Ameristar Kansas City. In the third quarter of 2001, Ameristar Kansas City began site work at the property in preparation for the construction of a new $20 million, 2,660-space parking garage. Construction of the parking garage commenced early in the fourth quarter of 2001 and is expected to be completed in July 2002.

     Certain of our operations are seasonal in nature. To date, our operations in Missouri, Iowa and Nevada have experienced some seasonality, with the winter months being the slower periods. Operations at Ameristar Vicksburg have not experienced any material seasonality. Since our customers primarily reside within a 100-mile radius of our properties, we believe our revenues have only been marginally affected by the slowdown in air travel resulting from the events of September 11, 2001.

     Our quarterly and annual operating results may be affected by competitive pressures, the commencement of new gaming operations, the amount of preopening costs, charges associated with debt refinancing and/or property acquisition and disposition transactions, construction at existing facilities and general weather conditions. Consequently, our operating results for any quarter or year are not necessarily comparable and may not be indicative of future periods results.

RESULTS OF OPERATIONS

     The following table highlights the consolidated cash flow information and results of operations of Ameristar's operating subsidiaries for its principal properties:


                                                                            NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                         -------------------------------   -------------------
                                         1998(1)    1999(1)     2000(1)    2000(1)      2001
                                         --------   --------   ---------   --------   --------
                                                        (AMOUNTS IN THOUSANDS)
CONSOLIDATED CASH FLOW INFORMATION:
     Cash flows provided by operating
       activities......................  $ 23,123   $ 34,287   $  38,836   $ 21,771   $ 76,992
     Cash flows provided by (used in)
       investing activities............   (53,863)   (50,048)   (521,206)   (30,087)    10,022
     Cash flows provided by (used in)
       financing activities............    35,918     13,083     503,084      8,851    (81,328)
NET REVENUES:
     Ameristar Kansas City(2)..........  $     --   $     --   $   7,845   $     --   $158,323
     Ameristar St. Charles(2)..........        --         --       4,289         --    106,675
     Ameristar Council Bluffs..........    95,652    109,678     120,868     93,466     94,454
     Ameristar Vicksburg...............    66,399     74,365      79,600     60,887     58,306
     Jackpot properties................    53,676     57,120      59,339     46,100     43,885
     The Reserve(3)....................    43,381     51,969      62,082     45,778      5,046
     Corporate and other...............       223        183         112        112         --
                                         --------   --------   ---------   --------   --------
     Consolidated net revenues.........  $259,331   $293,315   $ 334,135   $246,343   $466,689
                                         ========   ========   =========   ========   ========
OPERATING INCOME (LOSS):
     Ameristar Kansas City(2)..........  $     --   $     --   $   1,168   $     --   $ 35,166
     Ameristar St. Charles(2)..........        --         --         597         --     30,828
     Ameristar Council Bluffs..........    17,230     20,714      22,060     18,239     19,501
     Ameristar Vicksburg...............    13,562     15,392      16,041     12,603     10,810
     Jackpot properties................     9,638     10,619      10,595      8,570      8,039
     The Reserve(3)....................   (26,703)    (7,089)    (57,321)   (58,980)        67
     Corporate and other...............   (10,389)   (14,091)    (15,771)   (12,694)   (16,222)
                                         --------   --------   ---------   --------   --------
     Consolidated operating income
       (loss)..........................  $  3,338   $ 25,545   $ (22,631)  $(32,262)  $ 88,189
                                         ========   ========   =========   ========   ========
EBITDA(4):
     Ameristar Kansas City(2)..........  $     --   $     --   $   1,459   $     --   $ 44,345
     Ameristar St. Charles(2)..........        --         --         715         --     33,313
     Ameristar Council Bluffs..........    24,322     28,430      32,053     25,551     26,502
     Ameristar Vicksburg...............    20,231     21,092      22,945     17,626     16,877
     Jackpot properties................    13,163     13,743      14,215     11,242     11,039
     The Reserve(3)....................    (9,519)       426       6,146      4,491         67
     Corporate and other...............   (10,057)   (13,686)    (15,227)   (12,346)   (15,662)
                                         --------   --------   ---------   --------   --------
     Consolidated EBITDA...............  $ 38,140   $ 50,005   $  62,306   $ 46,564   $116,481
                                         ========   ========   =========   ========   ========
OPERATING INCOME (LOSS) MARGINS:
     Ameristar Kansas City(2)..........        --         --        14.9%        --       22.2%
     Ameristar St. Charles(2)..........        --         --        13.9%        --       28.9%
     Ameristar Council Bluffs..........      18.0%      18.9%       18.3%      19.5%      20.6%
     Ameristar Vicksburg...............      20.4%      20.7%       20.2%      20.7%      18.5%
     Jackpot properties................      18.0%      18.6%       17.9%      18.6%      18.3%
     The Reserve(3)....................     (61.6)%    (13.6)%     (92.3)%   (128.8)%      1.3%
     Consolidated operating income
       (loss) margin...................       1.3%       8.7%       (6.8)%    (13.1)%     18.9%
EBITDA MARGINS(4):
    Ameristar Kansas City..............        --         --        18.6%        --       28.0%
    Ameristar St. Charles..............        --         --        16.7%        --       31.2%
    Ameristar Council Bluffs...........      25.4%      25.9%       26.5%      27.3%      28.1%
    Ameristar Vicksburg................      30.5%      28.4%       28.8%      28.9%      28.9%
    Jackpot properties.................      24.5%      24.1%       24.0%      24.4%      25.2%
    The Reserve(3).....................     (21.9)%      0.8%        9.9%       9.8%       1.3%
    Consolidated EBITDA margin.........      14.7%      17.0%       18.6%      18.9%      25.0%


---------------

See footnotes on following page.

(1) Certain reclassifications, having no effect on net income, have been made to prior periods' financial information to conform to the current period's presentation, including the implementation of EITF 00-22.


(2) The Missouri properties were acquired on December 20, 2000.

(3) The Reserve was sold on January 29, 2001. Operating results for the nine-month period ending September 30, 2000 include an impairment loss of $57.2 million related to assets held for sale.

(4) EBITDA consists of income (loss) from operations plus depreciation, amortization and impairment losses. EBITDA margin is EBITDA as a percentage of net revenues. EBITDA information is presented solely as a supplemental disclosure because management believes that it is a widely used measure of operating performance in the gaming industry. EBITDA should not be construed as an alternative to income from operations (as determined in accordance with generally accepted accounting principles) as an indicator of our operating performance, or as an alternative to cash flow from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. We have significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in EBITDA. It should also be noted that not all gaming companies that report EBITDA information calculate EBITDA in the same manner as us.

  NINE MONTHS ENDED SEPTEMBER 30, 2001 VERSUS NINE MONTHS ENDED SEPTEMBER 30,
  2000

     Net Revenues

     Consolidated net revenues for the nine months ended September 30, 2001 increased to $466.7 million from $246.3 million during the same period in 2000, an increase of 89.5 percent. The growth in revenues is primarily attributable to contributions from the Kansas City and St. Charles properties, which were acquired on December 20, 2000 and contributed net revenues of $265.0 million in the first nine months of 2001. The Missouri properties' contributions were partially offset by the absence of revenues from The Reserve, which was sold in late January 2001.

     Ameristar Kansas City's net revenues of $158.3 million for the first nine months of 2001 were adversely impacted by a market-wide decline in table games revenues and construction disruption associated with the one-boat consolidation, casino floor reconfiguration and parking garage site work. Net revenues in the latter portion of the period were also adversely impacted by enhanced competition from another property following the June 2001 opening of its newly renovated facility. Ameristar Kansas City's market share in the first three quarters of 2001 was 32.5%, 33.5% and 32.6%, respectively.

     Net revenues of $106.7 million at Ameristar St. Charles for the first nine months of 2001 were positively impacted by strong overall market growth and market share increases driven by aggressive marketing and promotional programs and the introduction of new slot product. Ameristar St. Charles' market share in the first three quarters of 2001 was 17.6%, 18.5% and 19.0%, respectively.

     Net revenues at Ameristar Council Bluffs for the nine months ended September 30, 2001 were $94.5 million, an increase of $1.0 million, or 1.1 percent, over the corresponding period in 2000. Net revenues during the beginning of the nine-month period were adversely affected by construction disruption associated with the property's renovation and enhancement project as well as adverse winter weather conditions. However, Ameristar Council Bluffs began to see improved results from the renovation project in the third quarter of 2001. Third quarter 2001 net revenues increased approximately 10 percent over the corresponding period in 2000. The property's market share also improved after completion of the renovation project, growing from 32.1% in the third quarter of 2000 to 34.4% for the third quarter of 2001, which culminated with a market-leading 34.9% market share in September 2001, marking the first time we have surpassed both the land-based property and the other riverboat property in this market.

     Ameristar Vicksburg's net revenues for the nine months ended September 30, 2001 declined 4.2 percent to $58.3 million compared to the same period in 2000, primarily due to construction disruption associated with the renovation and enhancement project completed in the second quarter 2001 and a slight decline in the overall Vicksburg market. Like Ameristar Council Bluffs, net revenues at Ameristar Vicksburg began to improve once construction was completed, leading to a slight increase in net revenues in the third quarter of 2001 compared to the same period in 2000. Ameristar Vicksburg's third quarter 2001 market share improved to 34.6% from 33.4% during the same period in 2000.

     During the nine months ended September 30, 2001, the Jackpot properties generated $43.9 million of net revenues, a decline of 4.8 percent compared to the same period in 2000, primarily as the result of slow economic conditions in the southern Idaho market. The Jackpot properties' net revenues began to rebound in the third quarter of 2001, posting a slight increase to $16.3 million from $16.2 million in the third quarter of 2000.

     Income (Loss) from Operations

     Our consolidated income from operations for the nine months ended September 30, 2001 was $88.2 million compared to $24.9 million (excluding a $57.2 million impairment loss associated with the sale of The Reserve) in the same period in 2000. This increase is primarily due to contributions made by the Missouri properties, which contributed $66.0 million to income from operations during the first nine months of 2001, partially offset by an increase in corporate and other expenses of $3.5 million resulting from our increased size and scope following the acquisitions of the Missouri properties.

     Income from operations at Ameristar Kansas City of $35.2 million for the nine-month period ended September 30, 2001 was adversely impacted by the factors that affected revenues described above. In addition, while various new marketing and promotional programs implemented by Ameristar Kansas City in the latter portion of the period contributed to stronger slot revenues, a larger increase in marketing expenses and promotional allowances adversely affected the property's income from operations.

     Ameristar St. Charles generated $30.8 million of income from operations during the first nine months of 2001. Operating efficiencies resulting from the property's strong revenues during the period led to a 28.9% operating income margin for the nine months ended September 30, 2001.

     Ameristar Council Bluffs' income from operations during the nine months ended September 30, 2001 was $19.5 million, an increase of $1.3 million, or 6.9 percent, over the first nine months of 2000. The increase was primarily due to increased revenues and improved operating efficiencies, particularly in the latter portion of the period after the completion of the property's renovation and enhancement project, as well as a continued emphasis on controlling costs.

     Ameristar Vicksburg posted income from operations of $10.8 million, representing a 14.2 percent decline from the first nine months of 2000, primarily due to reduced revenues as described above. Once Ameristar Vicksburg's renovation project was completed in the second quarter of 2001 and revenues began to improve, income from operations also improved, with Ameristar Vicksburg posting a 4.6 percent increase from the third quarter of 2000 to $3.6 million in the third quarter of 2001.

     The Jackpot properties' income from operations for the nine months ended September 30, 2001 was $8.0 million, down 6.2 percent from $8.6 million for the same period in 2000. This decline was also due to reduced revenues primarily during the early portion of the period.

     Interest Expense

     Consolidated interest expense was $50.8 million for the nine months ended September 30, 2001 compared to $20.0 million for the same period in 2000. The increased interest expense reflects our additional debt incurred in connection with the acquisition of the Missouri properties. We recorded a $3.5 million non-recurring charge to interest expense for the write-off of unamortized interim credit facility costs in the first quarter of 2001. A charge to interest expense of $1.1 million was also incurred during the first nine months of 2001 due to changes in the fair value of our interest rate collar agreement covering $50 million principal amount of indebtedness under our senior credit facilities.

     Net Income (Loss)

     For the nine months ended September 30, 2001, net income was $24.0 million, or $1.16 basic earnings per share and $1.07 diluted earnings per share, compared to a loss of $34.6 million for the same period in 2000, or $1.70 basic and diluted loss per share. Net income for the nine months ended September 30, 2001 includes a one-time charge to interest expense of $2.3 million (net of tax) relating to the write-off of the unamortized loan fee on our interim credit facility that was refinanced with the proceeds of our senior subordinated notes and a prepayment premium on retired senior debt, which reduced basic earnings per share by $0.11 per share and diluted earnings per share by $0.10 per share. Net income for the nine months ended September 30, 2001 also includes $1.2 million in additional interest expense (net of tax) related to our interest rate collar agreement, which reduced basic and diluted earnings per share by $0.06 and $0.05 per share, respectively. Net loss for the nine months ended September 30, 2000 includes a $57.2 million impairment loss associated with the sale of The Reserve which reduced basic and diluted earnings per share for such period by $1.82.

  YEAR ENDED DECEMBER 31, 2000 VERSUS YEAR ENDED DECEMBER 31, 1999

     Significant Events

     We experienced an overall growth in net revenues and operating cash flow for the twelve months ended December 31, 2000 compared to 1999. The results of operations for the year ended December 31, 2000 were significantly impacted by the following events:

     - We completed acquisitions of the Kansas City and St. Charles properties in late December of 2000. The inclusion of 11 days of operations at the two new Missouri properties resulted in an increase to net revenues of $12.1 million for the year-ended December 31, 2000.

     - We also completed significant casino and parking expansions at the Iowa and Mississippi properties in late 1999 and early 2000. In addition, a number of new generation multi-coin slot machines were installed throughout our properties and the strategic implementation of enhanced marketing programs were introduced, aimed at increasing revenues and profitability. Our philosophy of reinvesting in our properties continued with ongoing renovation and enhancement projects at Ameristar Council Bluffs and Ameristar Vicksburg.

     - We agreed on October 17, 2000 to sell substantially all of the assets of The Reserve Hotel and Casino for approximately $71.8 million. The sale of The Reserve closed in late January 2001. The sale resulted in an impairment loss of $57.2 million, which reduced operating income for the year-ended December 31, 2000. As a result, we reported a $22.6 million loss from operations for the year-ended December 31, 2000, as compared to a $25.5 million income from operations for 1999, despite increases in revenue and cash flows from operations.

     Consolidated Results

     Net revenues for the year ended December 31, 2000 were $334.1 million compared to $293.3 million for 1999, an increase of $40.8 million, or 13.9 percent. This growth resulted from casino and parking expansions at our Iowa and Mississippi properties, the introduction of new generation multi-coin slot machines throughout our properties, the strategic implementation of enhanced marketing programs and the additional revenues provided by the two new Missouri properties. A significant amount of the increase in net revenues was due to the acquisition of the Kansas City and St. Charles properties on December 20, 2000, though each of our properties experienced an increase in revenues.

     Loss from operations (including the impairment loss) for the twelve months ended December 31, 2000 was $22.6 million compared to income from operations of $25.5 million for 1999. Excluding the impairment loss, operations produced an increase in operating income of $9.0 million, or 35.3 percent for the twelve months ended December 31, 2000, as compared to the prior year. These increases in operating income prior to the impairment loss resulted primarily from increased revenues at all the properties, partially offset by operating expense increases at the properties (particularly marketing costs) and development costs related to our unsuccessful bid for a gaming license in South St. Louis County, Missouri.

     We incurred an extraordinary loss of $10.0 million ($6.6 million net of tax) for the retirement of our $100 million subordinated notes in December 2000. These notes were retired in connection with the refinancing for the purchase of the Missouri properties.

     We incurred a net loss of $40.3 million for the year-ended December 31, 2000, compared to net income of $0.2 million in 1999. The net loss was a result of the $57.2 million impairment of assets ($37.1 million net of tax) and the $10.0 million ($6.6 million net of tax) extraordinary loss on the retirement of debt. Net income in 2000, prior to these unusual and non-recurring transactions, was $3.4 million, compared to net income of $0.2 million in 1999. Earnings per share, prior to these unusual and non-recurring transactions, was $0.17 for 2000, compared to $0.01 for 1999.

     Property Revenues

     Ameristar Council Bluffs had total net revenues of $120.9 million for the year ended December 31, 2000, compared to $109.7 million in 1999, an increase of $11.2 million, or 10.2 percent. The increase was primarily driven by increased slot revenues, offset slightly by lower table games revenues. The slot increase of $13.9 million was attributable to the addition of the third deck of the boat in late 1999 (which increased the number of gaming positions by approximately
349), the largest number of new generation multi-coin slot machines in the market, an aggressive new cash-back program and overall continued growth in the Iowa gaming market. The decrease in table win of $1.4 million from 1999 to 2000 was the result of a 1.6 percentage point decline in table games hold percentage, which more than offset the increase in table drop of $0.9 million.

     Net revenues at Ameristar Vicksburg for the year ended December 31, 2000 were $79.6 million compared to $74.4 million in 1999, an increase of $5.2 million, or 7.0 percent. The property experienced an increase in slot revenue of $5.5 million or 9.8 percent. The increase in net revenues was largely due to the casino expansion in the fall of 1999, the installation of new generation multi-coin slot machines, an increase in slot machine count and improved marketing strategies.

     The Jackpot properties produced net revenues of $59.3 million for the year ended December 31, 2000 compared to $57.1 million in 1999, an increase of $2.2 million, or 3.9 percent. The increased revenues were primarily attributable to slot machine upgrades and improved marketing programs. Increased slot revenues of $1.9 million over the prior year were attributable to enhanced slot product, timely slot conversions and effective marketing programs.

     The Reserve had net revenues for the year ended December 31, 2000 of $62.1 million, an improvement of $10.1 million, or 19.4 percent over the 1999 net revenues of $52.0 million. Slot revenue was the primary component of net revenues, comprising nearly 70 percent of the net revenues for the year. Slot revenue of $43.1 million exceeded the prior year by $7.2 million, or 20.0 percent. This improvement was primarily attributable to the implementation of various strategies to drive revenues and gain market share.

     Operating Expenses

     The company-wide operating expense ratio for 2000 improved to 89.7 percent of net revenues (before the asset impairment loss of $57.2 million in connection with the sale of The Reserve), compared to 91.3 percent of net revenues in 1999. The improvement in this ratio was primarily the result of increased revenues, partially offset by operating expense increases at the properties and corporate office and $1.9 million in development costs related to our unsuccessful bid for a gaming license in South St. Louis County, Missouri.

     Casino costs and expenses for the year ended December 31, 2000 increased $19.7 million, or 18.3 percent, from $107.4 million in 1999 to $127.1 million in 2000. As a percentage of casino revenues, casino expenses increased to 45.6 percent in 2000, compared to 44.7 percent in 1999. The increase in casino expenses as a percentage of casino revenues was due to an increase in cash back to players and an aggressive marketing strategy implemented in the second quarter of 2000. This cost increase was partially offset by other efficiencies in casino operations.

     Food and beverage costs and expenses increased by $1.9 million to $35.1 million in 2000, from $33.2 million in 1999. The food and beverage expense-to-revenue ratio decreased to 65.5 percent in 2000, compared to 67.6 percent in 1999. This improvement was primarily related to improved operational efficiencies experienced during 2000.

     Rooms expenses increased $0.5 million to $6.9 million in 2000, from $6.4 million in 1999. The room expense-to-revenue ratio increased to 38.3 percent in 2000, compared to 37.0 percent in 1999. The increase was primarily related to increases in payroll and benefits and the addition of the Kansas City property with a 184-room hotel for part of December.

     Selling, general and administrative costs and expenses (including utilities and maintenance and business development costs) increased $4.3 million, or 5.0 percent, from the prior year. The increase was due primarily to $1.9 million in development costs related to our unsuccessful bid for a gaming license in South St. Louis County, Missouri, increases in marketing costs associated with the implementation of an aggressive marketing strategy in the second quarter of 2000, increases in corporate overhead related to increased corporate staffing levels and increases in employee compensation at Ameristar Council Bluffs, Ameristar Vicksburg and the Jackpot properties, partially offset by a decrease in such costs at The Reserve.

     Depreciation expense of $27.8 million for 2000 represented an increase of $3.3 million over 1999. The increase was due to the addition of the Missouri properties along with the new third deck and parking garage at Council Bluffs and improvements at the Vicksburg facilities.

     Interest Expense

     Interest expense, net of capitalized interest of $1.4 million in 2000 and $0.6 million in 1999, was $28.3 million for the year ended December 31, 2000, compared to $24.4 million in 1999, an increase of $3.9 million, or 15.8 percent. The increased interest expense related primarily to increased debt incurred to finance construction of the third deck and parking garage at Ameristar Council Bluffs, the casino expansion at Ameristar Vicksburg and the purchase of the Kansas City and St. Charles properties in December. In addition, our average borrowing rate was 10.6% in 2000, compared to 9.8% in 1999, reflective of higher interest rates in the general economy throughout much of 2000. Interest was capitalized on borrowings for construction related to Ameristar Vicksburg, Ameristar Council Bluffs and Ameristar St. Charles after the December 20, 2000 acquisition.

     Income Tax Expense

     Our effective tax benefit on losses was 34.8% in 2000 and the effective tax rate on income was 62.4% in 1999 (versus the federal statutory rate of 35%). The differences from the statutory rates were due to the effects of certain expenses incurred by us, which were not deductible for federal income tax purposes.

  YEAR ENDED DECEMBER 31, 1999 VERSUS YEAR ENDED DECEMBER 31, 1998

     Property Revenues

     Ameristar Council Bluffs had total net revenues of $109.7 million for the year ended December 31, 1999, compared to $95.7 million in 1998, an increase of
14.6 percent. The increase was due to the popularity of, and the resulting increased revenues from, the enhanced slot product placed in service during the fourth quarter of 1998 and the first quarter of 1999, the completion of the third level casino expansion in the fourth quarter of 1999, which increased the number of gaming positions by approximately 400, as well as continued growth in the gaming market.

     Net revenues for Ameristar Vicksburg were $74.4 million for the year ended December 31, 1999, compared with $66.4 million for the prior year, an increase of 12.0 percent. This increase in revenues in 1999 compared to 1998 was due primarily to an increase in slot revenue and an increase in hotel revenue from a full year of operating the new hotel facility. The hotel contributed $2.8 million in net revenues for 1999 compared to $1.3 million for 1998 when it was opened for a partial year beginning in June 1998.

     The Jackpot properties produced net revenues of $57.1 million for the year ended December 31, 1999, compared to $53.7 million in the prior year, an increase of 6.3 percent. The improvement was due primarily to an increase in casino revenues resulting from a higher hold percentage on table games and upgrades to the slot product.

     The Reserve produced net revenues of $52.0 million for the year ended December 31, 1999, compared to revenues of $43.4 million in the 325 days in 1998 following its opening, an increase of 19.8 percent. In addition to the additional days open in 1999, the increase in revenue was attributable to increased direct-mail marketing and other marketing programs. As a result of these programs, The Reserve generated improved play from both slot machines and table games and increased its hotel occupancy rate.

     Operating Expenses

     The company-wide operating expense ratio for 1999 improved to 91.3 percent of net revenues, compared to 98.7 percent of net revenues in 1998 (94.6 percent before The Reserve preopening costs). The improvement in this ratio was primarily the result of the improved operating performance at The Reserve, partially offset by an increase in corporate overhead related to increased corporate staffing levels and development costs, and the greater centralization of certain management functions.

     Casino costs and expenses for the year ended December 31, 1999 increased by $9.4 million, or 9.6 percent, to $107.4 million from $98.0 million in 1998. As a percentage of casino revenues, casino expenses decreased to 44.7 percent in 1999, compared to 46.5 percent in 1998. The decrease was due primarily to the improved performance of The Reserve casino operations compared to the startup operational inefficiencies experienced in the prior year, partially offset by a slight increase in casino expenses at Ameristar Council Bluffs relating to increases in employee compensation and benefits.

     Food and beverage costs and expenses increased $1.5 million to $33.2 million in 1999, compared to $31.7 million in 1998 primarily due to increased revenue. The food and beverage expense-to-revenue ratio decreased to 67.5 percent in 1999, compared to 69.1 percent in 1998. This improvement was primarily related to the improved operational efficiencies experienced during 1999 at The Reserve.

     Rooms expenses increased by $0.6 million to $6.4 million in 1999 from $5.8 million in 1998. The increase was primarily due to increases in costs resulting from a full year of operations of the hotels in Vicksburg and at The Reserve, compared to a partial year of operations at both properties in 1998.

     Selling, general and administrative costs and expenses (including utilities and maintenance and business development costs) increased $10.5 million, or 13.9 percent, from 1998 to 1999. The increase was due primarily to an increase in corporate overhead related to increased corporate staffing levels and future business development costs and increases in marketing costs and employee compensation at Ameristar Council Bluffs, Ameristar Vicksburg and the Jackpot properties, partially offset by a decrease in such costs at The Reserve.

     Depreciation expense increased $0.3 million, or 1.1 percent, from 1998 to 1999, as our depreciable base increased by including The Reserve and the Ameristar Vicksburg hotel for the entire year, partially offset by certain five-year assets in Vicksburg that are now fully depreciated and were no longer included in depreciation expense in 1999.

     Interest Expense

     Interest expense, net of capitalized interest of $1.4 million in 1998 and $0.6 million in 1999, increased $1.8 million, or 7.7 percent, from 1998 to 1999. This increase primarily reflected the additional debt incurred to finance our various expansion projects (such as adding a third level to the casino at Ameristar Council Bluffs, completing restaurant and meeting room enhancements at The Reserve, and the completion of an expansion to the casino, the remodeling of restaurants and the completion of other site improvements at Ameristar Vicksburg) and higher interest rates on those borrowings. With the opening of The Reserve in February 1998 and the Ameristar Vicksburg Hotel in June 1998, the capitalization of interest on funds borrowed to construct these projects was discontinued. Interest was capitalized on borrowings for construction related to Ameristar Vicksburg and Ameristar Council Bluffs improvements during 1999. Our average borrowing rate was 9.8% in 1999 compared to 10.3% in 1998. The borrowing rate decreased due to the favorable effect of lower interest rates during the first half of 1999.

     Income Tax Expense

     Our effective tax rate on income was 62.4% in 1999 and the tax benefit on losses was 33.4% in 1998 versus the federal statutory rate of 34% and 35%, respectively. The differences from the statutory rates were due to the effects of certain expenses incurred by us that are not deductible for federal income tax purposes. The total of these expenses did not vary significantly between periods, however the lower absolute level of income before taxes in 1999 caused a greater impact to the effective tax rate for 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows provided by operating activities were $77.0 million for the nine months ended September 30, 2001 compared to $21.8 million for the same period in 2000. This increase is primarily due to the contribution of operating income by the recently acquired Missouri properties as discussed in "Results of Operations" above. Cash flows provided by operating activities were $38.8 million, $34.3 million and $23.1 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increases in 2000 and 1999 were due primarily to the increase in operating income from improved operations at all of our properties.

     Cash flows provided by investing activities were $10.0 million during the first nine months of 2001, largely resulting from the sale of The Reserve in January 2001 for a total consideration of approximately $71.6 million. This was partially offset by payments on construction contracts payable and an increase in capital expenditures primarily relating to our construction projects described in "Overview" above. Cash flows used in investing activities were $521.2 million, $50.0 million and $53.9 million for the years ended December 31, 2000, 1999 and 1998, respectively. The acquisitions of Ameristar Kansas City and Ameristar St. Charles in December 2000 utilized approximately $486.8 million in cash.

     Cash flows used in financing activities were $81.3 million for the nine months ended September 30, 2001 due mainly to the reduction of debt from the proceeds of the sale of The Reserve, scheduled principal repayments of our senior credit facilities and a $14 million voluntary repayment of our revolving credit facility in June 2001. Cash flows provided by financing activities were $503.1 million, $13.1 million and $35.9 million for the years ended December 31, 2000, 1999 and 1998, respectively. In December 2000, we refinanced substantially all of our long-term debt and borrowed funds for the acquisitions of Ameristar Kansas City and Ameristar St. Charles. Cash flows from financing activities decreased from $35.9 million in 1998 to $13.1 million in 1999 as a result of a reduced amount of borrowings required to fund capital expenditure projects. Borrowings in 1998 related primarily to the completion of The Reserve and the hotel at Ameristar Vicksburg.

     Our principal long term debt is comprised of $471.1 million of senior credit facilities and $380 million in aggregate principal amount of 10.75% senior subordinated notes due in 2009. The senior credit facilities consist of a $75 million revolving credit facility, a $75 million revolving credit/term loan facility and term loans A, B and C (which had $6.0 million, $3.0 million, $48.1 million, $147.0 million and $126.0 million outstanding, respectively, as of September 30, 2001). Our senior credit facilities and the indenture governing our senior subordinated notes require us to comply with various financial and other covenants. At September 30, 2001, we were in compliance with all required covenants. During the nine months ended September 30, 2001, we repaid approximately $75.2 million in long-term debt, including $50 million with proceeds from the sale of The Reserve.

     As a result of the loss associated with closing the sale of The Reserve in January 2001, we do not expect to make any federal tax payments in 2001. In addition, we expect to have approximately $57.0 million in operating loss carry-forwards at December 31, 2001 which will substantially reduce the amount of cash payments of federal income tax in 2002.

     Our capital expenditures of $65.1 million for the nine months ended September 30, 2001 primarily relate to the construction projects described under "Overview" above. During the year ended December 31, 2000, we made capital expenditures of $33.4 million, comprised of $13.1 million related to expansion and remodeling projects at Ameristar Council Bluffs (including the completion of the 1,000-space parking garage), $11.7 million for remodeling and expansion projects at Ameristar Vicksburg, and other capital expenditures for equipment and maintenance at each of our properties. Capital expenditures for the year ended December 31, 1999 were approximately $57.6 million, consisting of approximately $26.9 million at Ameristar Council Bluffs, including adding a third deck to the casino and constructing the parking garage, $16.6 million at Ameristar Vicksburg, including expanding the casino, remodeling restaurants and other site improvements, and other capital expenditures for remodeling and land purchases at The Reserve and maintenance projects at the Jackpot properties. In 1998, we made capital expenditures of $32.3 million, primarily related to the completion of The Reserve and the hotel at Ameristar Vicksburg.

     We currently estimate that total capital expenditures for the fourth quarter of 2001 will be approximately $49 million, including approximately $44 million relating to the St. Charles construction project. Our actual capital expenditures may vary based on budget modifications, construction schedule changes and other factors. Our senior credit facilities limit the amount that we can spend on the St. Charles project to $110 million plus otherwise allowable capital expenditures, but we expect the cost of the project to exceed this amount. While we are not currently in violation of any of the provisions of our senior credit facilities, we will need to obtain a waiver of this limit from our lenders. We expect to request a waiver from the lenders under our senior credit facilities during the first half of 2002, but we cannot be sure that the lenders will grant our request. If we do not receive the waiver, the completion of the project will be significantly delayed.

     We historically have funded our daily operations through net cash provided by operating activities and our significant capital expenditures primarily through operating cash flows, bank debt and other debt financing. We believe that our cash flow from operations, cash and cash equivalents and availability under our senior credit facilities will support our operations and liquidity requirements, including capital expenditure plans, for the foreseeable future. At September 30, 2001, we had $133.3 million undrawn under our senior credit facilities, including $97 million dedicated to the new casino and entertainment facility at Ameristar St. Charles. Our ability to borrow funds under our senior credit facilities at any time is primarily dependent upon the amount of our EBITDA, as defined for purposes of our senior credit facilities, for the preceding four fiscal quarters. As September 30, 2001, we could borrow $81.2 million based on the covenants under our senior credit facilities.

     We have not declared any dividends on our common stock in the past, and we intend for the foreseeable future to retain all earnings for use in the development of our business instead of paying cash dividends. In addition, as described above, the terms of our senior credit facilities and senior subordinated notes obligate us to comply with certain financial covenants that may restrict or prohibit the payment of dividends.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As of September 30, 2001, we had $330.1 million outstanding under the senior credit facilities bearing interest at variable rates. Of this amount, $100 million is covered by an interest rate swap agreement that fixes the interest rate thereon and $50 million is covered by an interest rate collar agreement that sets a floor and ceiling for the interest rate thereon. Other than the borrowings under the senior credit facilities that are not covered by the interest rate swap agreement and $1.2 million in other long-term debt outstanding at September 30, 2001 (collectively, the "Variable Rate Debt"), all of our long-term debt bears interest at fixed rates. The Variable Rate Debt bears interest equal to LIBOR (in the case of Eurodollar loans) or the prime interest rate (in the case of base rate loans), plus an applicable margin. At September 30, 2001, the average interest rate applicable to the Variable Rate Debt was 6.39 percent. An increase of one percentage point in the average interest rate applicable to the Variable Rate Debt outstanding at September 30, 2001, would increase our annual interest costs by approximately $2.3 million. We continue to monitor interest rate markets and may enter into interest rate collar or swap agreements for additional amounts of principal under the senior credit facilities as market conditions warrant.

     Although we manage our short-term cash assets with a view to maximizing return with minimal risk, we do not invest in market rate sensitive instruments for trading or other purposes and we are not exposed to foreign currency exchange risks or commodity price risks in our portfolio transactions.

                                    BUSINESS

GENERAL

     We are a leading multi-jurisdictional developer, owner and operator of casinos and related hotel and entertainment facilities in local markets. We own six properties in five markets located in Missouri, Iowa, Mississippi and Nevada catering to customers primarily residing within a 100-mile radius of our properties. Our properties enjoy leading positions in markets with significant barriers to entry, and we believe all of our properties are high-quality assets. We intend to grow our revenues, cash flow and earnings through internal growth initiatives, including the expansion of our existing properties and the continuation of targeted marketing programs, and through the strategic acquisition or development of properties in attractive local gaming markets.

     Consistent with this growth strategy, we began to transform our company in late 2000 through a series of strategic transactions and capital improvement programs. In December 2000, we acquired gaming and entertainment properties in Kansas City and St. Charles, Missouri for $488.9 million. Separately, in January 2001 we sold The Reserve Hotel and Casino located in suburban Las Vegas for $71.8 million. Recent capital improvement programs include major renovation and enhancement projects at our Council Bluffs and Vicksburg properties completed during the first and second quarters of 2001, respectively, and the consolidation of contiguous but separate casinos into a single casino at our Kansas City property completed in August 2001. Ongoing capital improvement programs include the construction of a new casino and entertainment complex at our St. Charles property and the construction of a parking garage and the reconfiguration of the casino floor at our Kansas City property.

     Our gaming revenues are derived, and are expected to continue to be derived, from a broad base of customers, and we do not depend upon high-stakes players. We emphasize slot machine play at our properties, and we invest on an ongoing basis in new slot equipment to promote customer satisfaction and loyalty. To this end, we have placed in service approximately 2,000 new generation multi-coin slot machines at our properties since the beginning of 2000, including approximately 1,000 new generation multi-coin slot machines at the Missouri properties since we acquired them. All of our properties include table games such as blackjack, craps and roulette. In addition, Ameristar Kansas City, Ameristar St. Charles, Ameristar Vicksburg and Cactus Petes offer poker and the Jackpot properties offer keno and sports book wagering. We generally emphasize competitive minimum and maximum betting limits based on each market. We extend credit to our Mississippi and Nevada gaming customers only in limited circumstances and limited amounts on a short-term basis and in accordance with the credit restrictions imposed by gaming regulatory authorities. The Missouri and Iowa gaming statutes prohibit the issuance of casino credit.

     The following table presents selected statistical and other information concerning our properties as of November 21, 2001.



                                   AMERISTAR        AMERISTAR        AMERISTAR        AMERISTAR       THE JACKPOT
                                  KANSAS CITY      ST. CHARLES    COUNCIL BLUFFS      VICKSBURG       PROPERTIES
                                ---------------  ---------------  ---------------  ---------------  ---------------
Opening Date..................   January 1997       May 1994       January 1996     February 1994        1956
Casino Square Footage               115,000          45,000           38,500           42,000           28,500
  (approx.)...................
Slot Machines.................       2,940            1,900            1,510            1,248            1,019
Table Games...................        105              35               46               41               30
Hotel Rooms...................        184              --             444(1)             150              420
Restaurants/Bars..............       15/11             3/3              4/6              3/5              5/4
Restaurant/Bar Seating             2,513/379         400/40           945/191          494/54           584/120
  Capacity....................
Guest Parking Spaces..........       4,500            4,000            3,000            1,700            1,134
Other Amenities...............  Kids Quest       Entertainment    Kids Quest          Gift Shop     356-Seat
                                Children's       lounge; Gift     Children's                        Showroom;
                                Activity         Shop             Activity                          Sports Book;
                                Center(2);                        Center(2);                        Meeting Space;
                                1,400-Seat                        Meeting Space;                    Swimming Pool;
                                Entertainment                     Indoor Swimming                   Gift Shop;
                                Facility,                         Pool & Spa;                       General Store;
                                18-screen Movie                   Exercise                          Service
                                Theater(2);                       Facility; Gift                    Station;
                                Gift Shop;                        Shop; Amusement                   Amusement
                                Amusement                         Arcade                            Arcade
                                Arcade


---------------

(1) Includes 284 rooms operated by affiliates of Kinseth Hospitality Corporation and located on land owned by us and leased to affiliates of Kinseth.

(2) Leased to and operated by a third party.

     AMERISTAR KANSAS CITY. Ameristar Kansas City is a fully-integrated gaming, dining, lodging and entertainment complex in a spacious, land-based atmosphere. Located seven miles from downtown Kansas City, Ameristar Kansas City is specifically designed to attract customers from the greater Kansas City area, as well as strong visitor and overnight markets. The property is located on approximately 183 acres adjacent to the Interstate 435 bridge, which supports an average traffic flow of approximately 88,000 cars per day. Interstate 435 is a six-lane, north-south expressway offering quick and easy access to, and direct visibility of, the property.

     The casino, which opened in 1997, features an historic Missouri riverboat theme and is the newest and largest gaming facility in the Kansas City market. In 2000, Ameristar Kansas City was named the top tourist attraction in Missouri by Ingram's magazine. Due to recent favorable regulatory changes in Missouri, in August 2001 we consolidated two contiguous but separate casinos into a single casino at minimal cost with the objectives of increasing revenues, improving operating efficiencies and generating higher customer satisfaction. The casino and entertainment complex currently includes a 115,000-square foot casino with approximately 2,940 slot and video poker machines and 105 table games, including a poker room, a 184-room hotel and other related facilities. In connection with the consolidation, we are reconfiguring the casino floor, which we expect to complete in December 2001, and are making other modifications, including: replacing 350 slot machines; relocating and expanding the high-limit area, including the addition of six high-limit table games; moving the poker room from the second level of the casino to the first; and combining the two casino delicatessens into a single, expanded delicatessen. An additional 25,000 square feet of space on the second level of the gaming floor (formerly utilized for gaming) is now available for meetings and special events. Ameristar Kansas City currently has 4,500 parking spaces, and we have started construction of a 2,660-space parking garage to be completed in July 2002. We expect the parking garage to improve our competitive position in the Kansas City market since we are currently the only property in the market without a parking garage.

     Ameristar Kansas City's restaurants offer a variety of high-quality food at reasonable prices. Restaurants include an all-you-can-eat live action buffet featuring Italian, Mexican, Chinese, barbecue, and traditional American fare, a restaurant featuring fine Italian cuisine and a wine bar with an extensive selection, a restaurant featuring southwestern foods, a restaurant featuring fresh Louisiana style seafood, and a restaurant featuring a wide selection of micro-brewed lagers and an assortment of American and Bavarian cuisine. Among other awards and distinctions, the property's restaurants were voted "Best of Kansas City" in five different categories in Kansas City Magazine's 2000 Annual Readers Survey. In addition, Ameristar Kansas City leases space to a well-known Kansas City favorite, Arthur Bryant's Barbeque.

     AMERISTAR ST. CHARLES. Ameristar St. Charles is located immediately north of the Interstate 70 bridge in the St. Louis metropolitan area, strategically situated to attract customers from the St. Charles and greater St. Louis area. The property is a master-planned gaming and entertainment facility located on approximately 52 acres and features an historic Missouri riverboat theme. Interstate 70 is a 10-lane, east-west freeway offering quick and easy accessibility to, and direct visibility of, the Ameristar St. Charles site for the 188,000 vehicles, on average, that use the highway per day. In May 1996, construction of an elevated roadway and a 4,000-space five-story parking structure located above the existing flood plain was completed. The elevated roadway and parking structure provide improved access to the gaming facilities and significantly diminish Ameristar St. Charles' susceptibility to closure during the spring flooding season.


     The casino opened in 1994 and currently features approximately 45,000 square feet of gaming space, 1,900 slot machines and 35 table games. We are in the process of constructing a new casino and entertainment complex which will contain approximately 115,000 square feet of gaming space consisting of 3,000 slot machines and 104 table games, including a 12-table poker room. As described below in "-- Expansion Plans," our current plans call for us to invest approximately $170 million to complete the construction of a new casino and entertainment complex at the property in mid-2002. We believe the new casino and entertainment complex at St. Charles will be the premier gaming facility in the St. Louis area and will be well-positioned to benefit from growth in this market.


     AMERISTAR COUNCIL BLUFFS. Ameristar Council Bluffs is a riverboat casino and related land-based hotel and other facilities located in Council Bluffs, Iowa on the bank of the Missouri River across from Omaha, Nebraska. The property is adjacent to the Nebraska Avenue exit on Interstate 29 immediately north of the junction of Interstate 29 and Interstate 80.

     Ameristar Council Bluffs features architecture reminiscent of a gateway river town in the late 1800s and includes 444 hotel rooms, approximately 38,500 square feet of gaming space, 1,510 slot machines and 46 table games. In 1999, Ameristar Council Bluffs was awarded the prestigious Four Diamond designation from the AAA and is the only riverboat property in the nation to carry this designation. Ameristar Council Bluffs has undergone substantial expansion and renovation. In late 1999, we added a third level to the riverboat casino, and in early 2000, we constructed a 1,000-space parking garage. In the first quarter of 2001, we completed an approximately $7 million renovation and enhancement project at the property that included the total renovation of the two initial casino floors, including the installation of multimedia, high-definition plasma screens throughout the casino, the addition of new generation slot machines and the installation of the EZ-Pay system, a cashless ticket system designed to improve guest satisfaction. We recently converted and remodeled an existing restaurant into the Prairie Mill Cafe & Bakery, a 24-hour specialty restaurant.

     The Council Bluffs casino is situated on an approximately 52,000-square foot three-level, cruising riverboat measuring 272 feet long by 98 feet wide. By building the vessel with high ceilings and making it 98 feet wide, the casino has the spacious feel of a land-based facility. The casino is open 24 hours a day, seven days a week and is required to make a two-hour cruise a minimum of 100 days per year during the "excursion season," which is defined as April 1 through October 31. Guests enter the riverboat from shore via an enclosed ramp from the 68,000-square foot Main Street Pavilion and from the fully enclosed parking garage. The Main Street Pavilion is a self-contained complex featuring an Ameristar hotel, restaurants and entertainment options for children and adults. In addition, the approximately 50-acre Ameristar Council Bluffs site is large enough to accommodate future land-based expansion.

     AMERISTAR VICKSBURG. Ameristar Vicksburg is located in Vicksburg, Mississippi, one quarter mile north of Interstate 20, primarily serving the Jackson, Mississippi market. The property is also strategically located to attract tourists coming to Vicksburg primarily to visit the Vicksburg National Military Park, and other traffic traveling on Interstate 20, a major east-west thoroughfare that connects Atlanta and Dallas.

     Opened in 1994, Ameristar Vicksburg includes a riverboat-themed dockside casino, a 150-room hotel and other land-based facilities. The casino features approximately 42,000 square feet of gaming space, 1,248 slot machines and 41 table games. In July 2001, we completed an approximately $10 million capital improvement project at the property including renovating and expanding the casino; installing new generation slot machines; adding a new VIP players lounge; replacing the showroom with the Bottleneck Blues Bar, an intricately-themed, delta-style, blues club environment with live entertainment and gaming; and adding new high-definition plasma screens for special event viewing. In addition, approximately 600 parking spaces were added during 1999, bringing the total number of guest parking spaces to approximately 1,700.


     Ameristar Vicksburg is significantly wider than typical riverboat casinos, giving the casino and restaurants the spacious feel of a land-based facility. Ameristar Vicksburg has a Three Diamond rating from the AAA. We believe the overall range and quality of the facilities, food service and entertainment at Ameristar Vicksburg are superior to those available at its existing competitors.


     THE JACKPOT PROPERTIES. Our Jackpot properties, Cactus Petes Resort Casino and The Horseshu Hotel & Casino, are both located in Jackpot, Nevada at the Idaho border. The Jackpot properties have been operated since 1956 and serve customers primarily from Idaho, Oregon, Washington, Montana, northern California and southwestern Canadian provinces.

     Together, the Jackpot properties feature 420 hotel rooms, approximately 28,500 square feet of gaming space, 1,019 slot machines and 30 table games. The Jackpot properties are open 24 hours a day, seven days a week. We market the Jackpot properties to three separate markets: budget, quality and luxury, and the properties offer hotel rooms, food and other amenities at levels that are affordable for each of these markets. The food and beverage operations at the Jackpot properties include a buffet, a fine dining restaurant, a 24-hour casual dining restaurant, a coffee shop and a snack bar, a showroom that features nationally known entertainment, and cocktail lounges with entertainment. We completed a major expansion project at Cactus Petes in 1991 and a remodeling of the casino at Horseshu in late 1997. Cactus Petes and Horseshu have Four Diamond and Three Diamond ratings, respectively, from the AAA, and Cactus Petes has been named "Best Hotel/Resort" in rural Nevada for the last two years by Nevada Magazine.

OUR BUSINESS STRATEGIES

     Our growth strategy is to pursue the growth and development of our existing properties and to selectively acquire or develop new properties in attractive, local gaming markets. In implementing our strategy, we emphasize a total entertainment experience through high-quality gaming, dining, lodging and other non-gaming amenities to complement and enhance our gaming operations. We seek to promote customer retention through various targeted marketing and value-added loyalty programs and by delivering superior customer service.

     Our marketing strategy is to develop a loyal customer base by promoting the quality of our gaming, leisure and entertainment amenities that emphasize high standards of service and customer satisfaction. We use players clubs at each property to identify and retain preferred players and develop promotions and special events to encourage increased gaming activity by these customers. Our marketing programs also include a number of promotions designed primarily to increase the frequency of customer visits within local markets, as well as tour and travel promotional packages in certain markets. We use direct mail promotions and a variety of advertising media to market our properties, including print, television, radio, outdoor and internet advertising.

     We believe the following strengths will enable us in the execution of our strategies:

     - High Quality Properties. We believe the quality of our casino properties is demonstrated by such factors as size, design, ambiance and the breadth and superior nature of amenities offered. Several of our properties have won awards and been featured by recognized travel organizations and publications. We are committed to maintaining market leading properties by upholding the quality of our properties through capital spending programs designed to add amenities, continually update our gaming machines, expand capacity and upgrade our entertainment offerings.

     - Well-Located Properties in Protected Markets. All of our properties are easily accessible from well-traveled roadways and are strategically located in gaming markets with significant barriers to entry, such as development restrictions and/or the unavailability of new licenses.


     - Strong Presence in Attractive Gaming Markets. Our properties enjoy leading market positions. Our four Midwestern properties serve markets with populations ranging from 1.5 million to 3.7 million within a 100-mile radius. Furthermore, the markets in which our Midwestern properties are located have historically generated strong year-over-year growth in gaming revenues. For the three-year reporting periods ended September 2001, aggregate gaming revenues for these markets grew at a compounded annual growth rate of 8.6%.



     - Well-Positioned to Expand into New Jurisdictions. As an experienced multi-jurisdictional gaming operator, we believe we are well-positioned to enter into and successfully compete in new markets that may be created by the expansion of legalized gaming. We have demonstrated our ability to enter into new jurisdictions as we have been granted new licenses by four gaming commissions over the last eight years.


     - Experienced Management Team with Proven Track Record. Our executive and property level management teams are experienced industry veterans. Our executive management has an average tenure in the gaming industry of more than 20 years. Our management team has developed a track record of success in the operation, acquisition and development of hotels and casinos, as demonstrated over the last eight years by its development of three casino properties, acquisition and integration of two casino properties and completion of numerous expansion projects.

EXPANSION PLANS

     We seek to expand our operations through a variety of means, including entering new North American markets created by the legalization of casino gaming, developing new casinos or buying existing casinos in established North American casino gaming markets and expanding through continued growth at our existing properties. In the event that worsening economic conditions cause state or local governments to legalize gambling in other jurisdictions, we believe we are well-positioned to enter into new markets created by the potential expansion given our operating history and experience with obtaining new gaming licenses. Although our preference is to own and operate each of our gaming properties, we also consider expansion opportunities involving management contracts or joint ventures.

     We constantly evaluate the operating performance of each of our existing properties and the possibility of enhancing their performance through capital expenditure programs. In doing so, we consider the anticipated relative costs and benefits of the projects under consideration, the availability of cash flow and debt financing to fund capital expenditures and competitive and other relevant factors.

     We believe that our long-term success in our current markets and expanding into new markets will depend, in part, on our ability to distinguish our operations from those of our competitors. Our strategy of including quality non-gaming amenities in our facilities, such as lodging, dining and entertainment, is intended to provide these competitive distinctions. The scope of non-gaming amenities to be offered at existing properties and future expansion projects will be determined in part by competitive factors within a particular market and the nature of our participation in a particular project. In addition, we believe the selection of attractive expansion markets and quality locations within those markets will continue to be important to our growth. In selecting expansion opportunities, we seek a strong demographic market with a favorable competitive environment and a site in the market with an attractive, prominent location and ease of access that will support the size and scope of our development plans.

  New Casino and Entertainment Facility at Ameristar St. Charles


     We believe there is an opportunity to significantly expand the scope of our gaming operations at our recently acquired St. Charles property. The former owner of the property invested approximately $169 million in the construction of a new casino and entertainment complex before suspending construction in 1997. We have partially redesigned the project and recommenced construction on the new casino and entertainment facility in May 2001. Our plans for the project include: a 115,000 square-foot casino with approximately 3,000 slot machines and 104 table games, including a 12-table poker room, and a VIP players lounge; an historical streetscape reminiscent of St. Charles' past extending from the entryway at the porte cochere through the pavilion; an approximately 450-seat, state-of-the-art buffet with multiple serving stations; a 262-seat sports bar and grill, with a 40-foot video wall and several other large screens; a 154-seat steakhouse featuring exhibition cooking with a 46-seat lounge and a 20-seat private dining room; a 211-seat casual dining restaurant; a 106-seat oyster bar; a 306-seat Bottleneck Blues Bar, an intricately themed blues club environment with live entertainment and dining; a video game arcade; and a gift shop. We expect the costs for the completion of construction of the project as currently contemplated (including purchases of furniture, fixtures and equipment) to be approximately $170 million. Upon its opening, we believe Ameristar St. Charles will be the premier gaming facility in the St. Louis area and will be well-positioned to take advantage of growth in this market.



     This project includes two gaming vessels, which lie in a man-made protective basin in the Missouri River. We intend to complete the interior of both vessels, with the mezzanine level of the second vessel being used to host special VIP-related events and remaining available to further expand the casino floor by up to 25,000 square feet as warranted by market conditions by adding gaming equipment. The expanded entertainment center will allow the property to accommodate the dining and entertainment needs of the customers drawn to the larger casino. In addition to the amenities expected to open initially in mid-2002, approximately 150,000 square feet of space in the entertainment center will remain available for future expansion, requiring only interior finishes to complete.


  Parking Garage at Ameristar Kansas City

     In connection with the June 2001 approval of the Missouri Gaming Commission to consolidate the two casinos at Ameristar Kansas City into a single casino, we committed to construct a parking garage at the property. We began construction of a 2,660-space parking garage in October 2001. The structure will feature five parking levels with an enclosed climate controlled walkway connecting it to the casino and entertainment facility. We expect the parking garage to be completed in July 2002 at a cost of approximately $20 million.

MARKETS AND COMPETITION

  KANSAS CITY

     Market. The Kansas City gaming market is the twelfth largest in the United States with gaming revenues for the twelve months ended September 30, 2001 of approximately $566.8 million. The Kansas City market consists of four casinos located in the Kansas City metropolitan area, including Ameristar Kansas City. A fifth casino is located approximately 50 miles north in St. Joseph, Missouri (the Kansas City gaming market data included in this prospectus does not give effect to this casino). The Kansas City market has over 1.4 million adults residing within a 50-mile radius and over 1.7 million adults within a 100-mile radius. This market is insulated from other gaming markets, with no significant competing markets within 100 miles.

     Competition. Ameristar Kansas City competes primarily with three other gaming operations located in and around Kansas City, Missouri. Gaming has been approved by local voters in jurisdictions near

Kansas City, including St. Joseph, Missouri, which is located approximately 50 miles north of Kansas City and currently has one riverboat gaming operation. Since the opening of Ameristar Kansas City in 1997, Sam's Town, the closest casino to Ameristar Kansas City, closed, and Boyd Gaming, the owner of Sam's Town, sold most of Sam's Town's assets to Harrah's Entertainment Inc. Sam's Town has remained closed since its acquisition by Harrah's, which recently sold the property with a covenant restricting its use to non-gaming purposes.


     In June 2001, Harrah's North Kansas City, located approximately five miles from Ameristar Kansas City and currently the closest operating casino to Ameristar Kansas City, completed its previously announced facilities enhancements and consolidation of its gaming space onto one expanded vessel. Ameristar Kansas City experienced a decline in revenues following the completion of the enhancements and consolidation at Harrah's North Kansas City. In addition, Argosy Casino has announced its intention to expand its existing facility. This project has not yet been approved by the Missouri Gaming Commission and Argosy has not yet announced details of its size and scope.


     In 2000, the Flamingo Hilton was purchased by Isle of Capri and the property was substantially renovated in the second quarter of 2001 to re-theme it into an Isle of Capri casino. We believe that during the construction period, the Isle facility patrons were displaced by the construction and many frequented Harrah's North Kansas City, the next closest casino. With the completion of construction, Isle's property has regained its market share from Harrah's without a material impact on our market share.

     In April 2000, the Boonville City Council approved an Isle of Capri riverboat gaming operation on a site that has received preliminary site and development approval from the Missouri Gaming Commission and which is located approximately 105 miles from Ameristar Kansas City. Isle expects to complete this $75 million project by the end of 2001. Boonville is located in an area that is not currently served by Missouri gaming facilities.

  ST. CHARLES

     Market. The St. Louis gaming market is the ninth largest in the United States with gaming revenues for the twelve months ended September 30, 2001 of $740.8 million, an increase of 9.3% over $677.9 million for the twelve months ended September 30, 2000. Total gaming revenues for the steadily growing St. Louis market for the nine months ended September 30, 2001 were $574.9 million, up 11.0% from $517.7 million during the same period in 2000. The St. Louis market, which overlaps two jurisdictions, Missouri and Illinois, consists of five casinos, including Ameristar St. Charles. There are approximately 1.8 million adults living within 50 miles and 3.7 million adults living within 100 miles of St. Louis, making it the third largest gaming market in the United States in terms of local population, and the St. Louis market is insulated from other gaming markets.

     Competition. Ameristar St. Charles competes primarily with four other gaming operations located in metropolitan St. Louis. Two of these competitors are located in Illinois, which does not impose the $500 per person loss limit that is imposed by Missouri. One of the competitors is a facility located in Maryland Heights that opened in April 1997 and is located five miles from Ameristar St. Charles. Ameristar St. Charles experienced a decline in revenues following the opening of the Maryland Heights facility. Prior to Harrah's acquisition of Players International, Inc. on May 22, 2000, Harrah's and Players operated separate but adjacent facilities at Maryland Heights. Following Harrah's acquisition of Players, Harrah's consolidated both facilities into one operation. In addition, Harrah's has recently announced its intention to add an additional hotel and parking garage at Maryland Heights. Gaming has also been approved by local voters in jurisdictions and other cities and counties along the Mississippi and Missouri Rivers near St. Louis. Ameristar St. Charles may face additional competition from a casino in La Grange, Missouri, which opened in July 2001 and is located approximately 110 miles from St. Charles, and a casino currently under construction by Isle of Capri in Boonville, Missouri, approximately 130 miles from St. Charles as described above under "-- Kansas City -- Competition." In addition, the Missouri Gaming

Commission is currently considering whether to accept applications for an additional gaming license in the St. Louis area. If an additional gaming license is granted, Ameristar St. Charles would face additional competition.

  COUNCIL BLUFFS

     Market. Council Bluffs forms part of the greater Omaha, Nebraska/Council Bluffs, Iowa metropolitan area, which has a population of approximately 717,000. Approximately 1.0 million people live within a 50-mile radius, and approximately
1.7 million people live within a 100-mile radius of Council Bluffs. Based on available data, Council Bluffs is currently the strongest gaming market in Iowa. Gaming revenues in the Council Bluffs gaming market for the twelve months ended September 30, 2001 were $348.8 million.

     Competition. Three gaming licenses have been issued for the Council Bluffs gaming market to Iowa West Racing Association. We operate our casino at Ameristar Council Bluffs pursuant to an operating agreement with Iowa West Racing Association. The other casinos operating under these licenses are Harveys Casino Hotel, a riverboat casino, and Bluffs Run Casino, a dog track and slots-only, land-based casino, both of which compete with Ameristar Council Bluffs. In July 2001, Harrah's Entertainment, Inc. acquired both the Harveys Casino Hotel and Bluffs Run Casino properties through its acquisition of Harveys Casino Resorts, the former owner of both properties. Although Ameristar Council Bluffs has increased its market share since Harrah's acquisition of these properties, we cannot predict the long-term effects the Harrah's acquisition will have on our operations or our ability to compete in the Council Bluffs market.

  VICKSBURG

     Market. The primary market for Ameristar Vicksburg is residents of the Jackson and Vicksburg, Mississippi and Monroe, Louisiana areas; tourists coming to Vicksburg primarily to visit the Vicksburg National Military Park; and other traffic traveling on Interstate 20, a major east-west thoroughfare that connects Atlanta and Dallas. Vicksburg, with a population of approximately 30,000 persons, is located 45 miles west of Jackson, the capital of Mississippi. The Jackson and Vicksburg metropolitan areas have a total population of approximately 490,000 persons. Approximately 1.5 million people live within a 100-mile radius of Vicksburg. The Vicksburg National Military Park, located within three miles of Ameristar Vicksburg, draws over 1.0 million registered visitors a year. Interstate 20 (which connects Atlanta and Dallas) passes directly through Vicksburg. According to the Mississippi Department of Transportation, approximately 8.0 million vehicles drove across the Interstate 20 bridge at Vicksburg during 1999. Gaming revenues in the Vicksburg gaming market for the twelve month reporting period ended September 2001 were approximately $230.0 million.

     Competition. Ameristar Vicksburg is subject to competition from three local competitors and from casinos in Shreveport and Bossier City, Louisiana. Ameristar Vicksburg is also subject to competition from a Native American casino in Philadelphia, Mississippi, which is constructing an additional gaming and hotel facility near their existing property. Several potential gaming sites still exist in Warren County and Vicksburg and from time to time potential competitors propose the development of additional casinos in or near Vicksburg. This includes proposals raised from time to time to develop Native American casinos in Louisiana and Mississippi, some of which could be competitive with the Vicksburg market if completed.

  JACKPOT

     Market. We believe that approximately 50% of the customer base of the Jackpot properties consists of residents of Idaho who generally frequent the properties on an overnight or turnaround basis. The balance of the Jackpot properties' customers come primarily from Oregon, Washington, Montana, northern California and the southwestern Canadian provinces. Although many of the customers from beyond southern Idaho are tourists traveling to other destinations, a significant portion of these customers come to Jackpot as a final destination.

     Competition. We have developed a dominant share of the market capacity in Jackpot. The Jackpot properties compete with four other hotels and motels (three of which also have casinos). According to the Nevada Gaming Control Board and other sources, as of September 30, 2001, the Jackpot properties accounted for approximately 55% of the lodging rooms, 62% of the slot machines and 71% of the table games in Jackpot. We believe Cactus Petes offers a more attractive environment and a broader and higher quality range of gaming and leisure activities than those of its competitors. We are not aware of any expansion plans by existing or potential competitors in Jackpot, however, casinos with video lottery terminals ("VLT") similar to slot machines are operated on Native American land in Idaho, including one near Pocatello with approximately 200 VLT machines that has been operated by the Shoshone-Bannock Tribes (the "S-B Tribes"). The S-B Tribes recently entered into a compact with the State of Idaho allowing gaming on the S-B Tribes' lands to the extent permitted under Idaho law as to be determined by a federal court pursuant to currently pending proceedings. The State is contending in this litigation that VLT terminals are not permitted under Idaho law. A recent proposal to amend Idaho law and compacts between the State of Idaho and three tribes with reservations in Northern Idaho would permit these tribes to operate VLT terminals but place limits on the expansion of gaming by these tribes. The S-B Tribes are not covered by this proposal, but the outcome of the litigation under the compact with the S-B Tribes could be affected if Idaho law is amended as has been proposed. The Idaho legislature did not approve the bills to amend Idaho law or ratify the amended compacts with the other tribes during the 2001 legislative session, but similar legislation may be introduced in the future. In addition, casino gaming on Native American lands in both western Washington and northeast Oregon has been in operation for several years, and casinos also operate in Alberta, Canada.

EMPLOYEES


     As of November 21, 2001, we employed approximately 6,400 employees. None of our current employees is employed pursuant to collective bargaining or other union arrangements. We believe our employee relations are good.


PROPERTIES

     Ameristar Kansas City. Ameristar Kansas City is located on approximately 183 acres of property which we own. The site is east of and adjacent to Interstate 435 along the north bank of the Missouri River. The site, which is approximately seven miles east of downtown Kansas City, may be accessed via the Missouri Highway 210 exit on Interstate 435.


     In connection with the acquisition of Ameristar Kansas City, we assumed the obligations of the prior owner under a development agreement with the Port Authority of Kansas City, Missouri. This agreement obligates us to contribute $1 million over five years to a foundation to benefit local entrepreneurs who are minorities, minority-owned business enterprises or women-owned business enterprises. The agreement requires the parties to agree upon a plan for the foundation by December 31, 2001. We have requested, but not yet received, a foundation proposal from the Port Authority. We expect the Port Authority Board to approve at its December 2001 meeting an extension of the deadline for developing a foundation plan to June 30, 2002. If this extension is not approved by the Port Authority Board, or if an agreement for the foundation establishment is not reached on a timely basis, we may be required under the development agreement to offer to qualified minority investors a class of common stock in our Ameristar Kansas City subsidiary representing a 10% equity interest in this subsidiary at a fair market value price. We would have no obligation to pay dividends on this stock, which would be optionally redeemable by us after three years at a maximum price equal to the original purchase price of the stock plus a return of 15% per annum. The purchasers would have the right to require us to repurchase the stock at a maximum price equal to the original purchase price of the stock plus a return equal to the prime rate (as defined in the development agreement) plus one percent per annum. Such an offering would be subject to numerous conditions.


     Ameristar St. Charles. Ameristar St. Charles is located on approximately 52 acres which we own along the west bank of the Missouri River immediately north of Interstate 70. Access to the property may be obtained via the Fifth Street exit on Interstate 70.

     Ameristar Council Bluffs. Ameristar Council Bluffs is located on an approximately 50-acre site along the bank of the Missouri River and adjacent to the Nebraska Avenue exit on Interstate 29 immediately north of the junction of Interstates 29 and 80. We own approximately 27 acres of this site and have rights to use the remaining portion of the site that is owned by the State of Iowa for a 50-year term. We lease approximately one acre of the Ameristar Council Bluffs site to affiliates of Kinseth Hospitality Corporation for the operation of a 188-room limited service Holiday Inn Suites Hotel and a 96-room Hampton Inn Hotel.

     Ameristar Vicksburg. In connection with the development of Ameristar Vicksburg, we acquired eight parcels in Vicksburg along Washington Street near Interstate 20. These parcels comprise approximately 48 acres, approximately 34 of which can be developed. In addition, we have developed a 20-acre mobile home park with 30 single- and 20 double-wide mobile homes. This mobile home park is located seven miles from Ameristar Vicksburg and sites are available for rent by employees and other persons. The mobile home park rental rates are competitive with the local market rates.

     The Jackpot Properties. Cactus Petes is located on a 35-acre site and Horseshu is located on a 30-acre site, both of which we own. The Cactus Petes and Horseshu sites are across from each other on U.S. Highway 93. We also own 239 housing units in Jackpot, including 90 units in two apartment complexes developed as United States Department of Agriculture Rural Economic and Community Development Services Multi-Family Housing Program ("USDA") projects. These housing units support the primary operations of the Jackpot properties. The USDA housing projects are subject to mortgage loans in favor of the USDA.

     We own a gas station adjacent to Highway 93 in Jackpot, which we operate under a franchise from Chevron. We believe that this facility is in material compliance with applicable environmental and other regulatory requirements. We have previously operated two other gas stations at the Jackpot properties, one of which was abandoned prior to the adoption of modern environmental abandonment standards. Although management believes that all tanks for this gas station were removed in the mid-1970s, we have not conducted tests for the presence of any environmental contamination from this gas station. We believe that the likelihood of a material unfavorable outcome with respect to potential environmental liabilities relating to this former gas station is remote.

     Other. We lease approximately 31,600 square feet of office space in various locations, including for our executive offices in Las Vegas, Nevada. Substantially all of our real property assets secure our obligations under our senior credit facilities.

LEGAL PROCEEDINGS

     E.L. Pennebaker, Jr., et. al. v. Ameristar Casinos, Inc., et. al. On February 23, 1998, E.L. Pennebaker, Jr. filed a complaint in the Circuit Court of Pike County, Mississippi against Ameristar, Harrah's Vicksburg Corporation ("HVC"), Riverboat Corporation of Mississippi-Vicksburg ("RCMV"), and Deposit Guaranty National Bank ("DGNB"). The matter is pending as case number 98-0047-B (the "Pennebaker case"). The complaint was amended in February 1998 to add James
F. Belisle, Multi Gaming Management, Inc. and Multi Gaming Management of Mississippi, Inc. as additional plaintiffs. The complaint was further amended in March 1999 to modify the specific claims alleged by the plaintiffs. The plaintiffs are property owners or claim to have contract rights in a proposed casino/racetrack development along the Big Black River in Warren County, Mississippi. They allege they would have profited if the Mississippi Gaming Commission had found suitable for a casino a location along that river that was controlled by Horseshoe Gaming, Inc. or its affiliates. The plaintiffs further allege that the defendants entered into an agreement to hinder trade and restrain competition in the gaming industry in violation of the antitrust laws and the gaming laws of Mississippi. Specifically, the plaintiffs allege the defendants conducted an aggressive campaign in opposition to the application of Horseshoe Gaming, Inc. for a gaming site on the Big Black River. The plaintiffs also allege that the defendants tortiously interfered with the plaintiffs' business relations. The plaintiffs allege compensatory damages of $38 million and punitive damages of $200 million.

     The trial in this case was held in October 1999, following which the jury rendered joint and several verdicts in favor of the plaintiffs against Ameristar, HVC and DGNB on the conspiracy count and against Ameristar and HVC on the restraint of trade and tortious interference counts. RCMV settled with the plaintiffs prior to trial, and the damage amounts have been reduced by the settlement amount paid by RCMV. The net damages awarded to the plaintiffs total $3,792,000, of which Ameristar's pro rata portion is $1,685,333. These damages are compensatory only as the court did not allow the jury to consider an award of punitive damages. Judgment was entered on November 8, 1999, and we and the other defendants have appealed the case to the Mississippi Supreme Court. Subsequent to the appeal being taken, DGNB settled with the plaintiffs, and the judgment was reduced accordingly.


     On October 31, 2001, the Mississippi Supreme Court reversed the judgment of the trial court and entered judgment in our favor. The plaintiffs subsequently filed a petition for rehearing and we have filed a reply to that petition. In the event that a rehearing is granted, post-judgment interest on the damages will continue to accrue at the rate of 8% per annum, and if the Mississippi Supreme Court changes its decision following a rehearing, the plaintiffs would also be entitled to a premium of 15% of the damages amount.


     Mr. Pennebaker has also filed a petition with the Mississippi Gaming Commission requesting that the Mississippi Gaming Commission order Ameristar, HVC and RCMV to stop opposing the approval and construction of a casino on the Big Black River and for such other corrective and punitive action that the Mississippi Gaming Commission might find appropriate. We have been advised that no action is required by us in connection with this petition unless requested by the Mississippi Gaming Commission.

     Walter H. Gibbes, Jr. and Margaret S. Dozier v. Ameristar Casinos, Inc. et al. On November 22, 1999, Mr. Gibbes and Ms. Dozier filed a complaint in the Circuit Court of Pike County, Mississippi against Ameristar, HVC, Isle of Capri Casinos, Inc. (the parent company of RCMV; "ICC") and DGNB. We believe that the plaintiffs were partners with Mr. Pennebaker in a partnership that held an option to a real estate parcel along the Big Black River that is adjacent to the parcel that was the subject of the Horseshoe Gaming, Inc. application. The allegations in the complaint are substantially the same as those in the complaint in the case previously brought by the plaintiffs in the Pennebaker case. The plaintiffs seek $4,567,500 in actual damages and an unspecified amount of punitive damages.

     The defendants have removed this case to the United States District Court for the Southern District of Mississippi. The case is now pending in federal court as case no. 3:99cv911WS. ICC has settled with the plaintiffs, and the federal district court has stayed the proceedings pending the ruling by the Mississippi Supreme Court in the Pennebaker case. Assuming the Pennebaker decision becomes final, we intend to seek summary judgment in this case.

     Other Legal Proceedings and Claims. From time to time, we are a party to litigation which arises in the ordinary course of business. Except for the matters described or referred to above, we are not currently a party to any litigation that management believes would be likely to have a material adverse effect on us.

                             GOVERNMENT REGULATIONS

     The ownership and operation of casino gaming facilities are subject to extensive state and local regulations. We are required to obtain and maintain gaming licenses in each of the jurisdictions in which we conduct gaming. The limitation, conditioning or suspension of gaming licenses could (and the revocation or non-renewal of gaming licenses, or the failure to reauthorize gaming in certain jurisdictions, would) materially adversely affect our operations in that jurisdiction. In addition, changes in law that restrict or prohibit our gaming operations in any jurisdiction could have a material adverse effect on us.

     MISSOURI. The ownership and operation of riverboat and dockside gaming facilities in Missouri are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Missouri Gaming Commission. The Missouri Riverboat Gaming Act (the "Missouri Act") provides for the licensing and regulation of riverboat and dockside gaming operations on the Mississippi and Missouri

Rivers in the State of Missouri and the licensing and regulation of persons who distribute gaming equipment and supplies to gaming licensees.

     The Missouri Gaming Commission has discretion to approve gaming license applications for both permanently moored ("dockside") riverboat casinos and powered ("excursion") riverboat casinos and determine the number, location and type of excursion gambling boat allowed each licensee. Due to safety concerns, all gaming vessels on the Missouri River are permitted to be moored in moats set back from the river. Gaming licenses are initially issued for two one-year periods and must be renewed every two years thereafter. No gaming licensee may pledge or transfer in any way any license, or any interest in a license, issued by the Missouri Gaming Commission. As a result, the gaming licenses of Ameristar Casino Kansas City, Inc. and Ameristar St. Charles, Inc. were not pledged to secure our senior credit facilities.

     The issuance, transfer and pledge of ownership interests in a gaming licensee are also subject to strict notice and approval requirements. Missouri Gaming Commission regulations prohibit a licensee from doing any of the following without at least 60 days prior notice to the Missouri Gaming Commission, and during such period, the Missouri Gaming Commission may disapprove the transaction or require the transaction be delayed pending further investigation:

     - any transfer or issuance of an ownership interest in a gaming licensee that is not a publicly held entity or a holding company that is not a publicly held entity, and

     - any pledge or grant of a security interest in an ownership interest in a gaming licensee that is not a publicly held entity or a holding company that is not a publicly held entity;

provided that no ownership interest may be transferred in any way pursuant to any pledge or security interest without separate notice to the Missouri Gaming Commission at least 30 days prior to such transfer, which restriction must be specifically included in the grant of a security interest.

     Under the Missouri Act, certain members of our management and certain of our employees associated with our gaming business are required to obtain and maintain occupational licenses. Currently, all of our management required to obtain occupational licenses have obtained them, except for Joseph E. Monaly and
W. Bruce Turner, each a director of Ameristar. Mr. Monaly has applied for but not yet received a license, and Mr. Turner is completing his license application. The Missouri Gaming Commission may deny an application for a license for any cause that it deems reasonable.

     Substantially all loans, leases, sales of securities and similar financing transactions by a gaming licensee must be reported to and approved by the Missouri Gaming Commission. Missouri Gaming Commission regulations require a licensee to notify the Missouri Gaming Commission of its intention to consummate any of the following transactions at least 15 days prior to such consummation, and the Missouri Gaming Commission may reopen the licensing hearing prior to or following the consummation date to consider the effect of the transaction on the licensee's suitability:

     - any issuance of ownership interest in a publicly held gaming licensee or a publicly held holding company, if such issuance would involve, directly or indirectly, an amount of ownership interest equaling 5% or greater of the ownership interest in the gaming licensee or holding company after the issuance is complete,

     - any private incurrence of debt equal to or exceeding one million dollars by a gaming licensee or holding company that is affiliated with the holder of a license,

     - any public issuance of debt by a gaming licensee or holding company that is affiliated with the holder of a license, and

     - any significant related party transaction as defined in the regulations.

The Missouri Gaming Commission may waive or reduce the 15-day notice requirement.

     The Missouri Act imposes operational requirements on riverboat operators, including a charge of two dollars per gaming customer per two-hour "cruise" that licensees must pay to the Missouri Gaming

Commission, certain minimum payout requirements, a 20% tax on adjusted gross receipts, prohibitions against providing credit to gaming customers (except for the use of credit cards and cashing checks) and a requirement that each licensee reimburse the Missouri Gaming Commission for all costs of any Missouri Gaming Commission staff necessary to protect the public on the licensee's riverboat. Licensees must also submit audited quarterly financial reports to the Missouri Gaming Commission and pay the associated auditing fees. Other areas of operation which are subject to regulation under Missouri rules are the size, denomination and handling of chips and tokens, the surveillance methods and computer monitoring of electronic games, accounting and audit methods and procedures, and approval of an extensive internal control system. The Missouri rules also require that all of an operator's purchases of chips, tokens, dice, playing cards and electronic gaming devices must be acquired from suppliers licensed by the Missouri Gaming Commission, or another person or entity approved by the Missouri Gaming Commission. The Missouri Act provides for a loss limit of $500 per person per two-hour "cruise". Although the Missouri Act provides no limit on the amount of riverboat space that may be used for gaming, the Missouri Gaming Commission can impose space limitations through the adoption of rules and regulations. Additionally, United States Coast Guard safety regulations could affect the amount of riverboat space that may be devoted to gaming. The Missouri Act also includes requirements as to the form of riverboats, which must resemble Missouri's riverboat history to the extent practicable and include certain non-gaming amenities. All licensees currently operating riverboat gaming operations in Missouri are authorized to conduct all or a portion of their operations on a dockside basis.

     Missouri gaming regulations have been modified in recent years to benefit gaming operations. In September 1999 the Missouri Gaming Commission began allowing open and continuous boarding on the riverboats in the St. Louis market and in November 1999 the Missouri Gaming Commission began allowing open and continuous boarding on area riverboats in the Kansas City market. This change eliminated the prior mandated two-hour simulated cruise times, which had limited boarding at any gaming vessel to only 45 minutes at the beginning of each two-hour period. The Missouri Act now authorizes the exchange of currency into electronic credits so that patrons are no longer forced to manually feed tokens into gaming machines at the start of play. This allows faster, more convenient play, especially in multi-coin games which have proven popular in other gaming jurisdictions.

     The Missouri Act requires each licensee to post a bond or other surety to guarantee that the licensee complies with its statutory obligations. In addition, the Missouri Act gives the Missouri Gaming Commission the authority to require gaming licensees to post a bond or other form of security to the State of Missouri to, among other things, guarantee the completion of an expansion of a gaming facility within the later of a time period determined by the Missouri Gaming Commission or August 28, 2003. The failure to complete an approved expansion project within the prescribed time period may, pursuant to the Missouri Act, constitute sufficient grounds for not renewing the gaming license for the gaming facility.

     To promote safety, the Missouri Gaming Commission has required that gaming entertainment barges obtain annual certification from the American Bureau of Shipping. On January 8, 1999, the American Bureau of Shipping decertified the gaming barges and other ancillary barges now operated by Ameristar St. Charles, as a result of low water levels on the Missouri River and the build up of silt and debris under these barges. At that time, the Missouri Gaming Commission expressed concern regarding the effect of the low water level on the barges. However, the Missouri Gaming Commission allowed the former owner to keep the St. Charles property open because of steps taken to remedy the problem. The American Bureau of Shipping subsequently recertified the St. Charles facility in November 1999. While the former owner previously took steps to reduce the possibility that this will happen again, including additional dredging of materials from under the barges, we cannot assure you that this condition will not recur and, if so, require the closure of a property for a significant amount of time.

     If the Missouri Gaming Commission decides that a gaming subsidiary violated a gaming law or regulation, the Missouri Gaming Commission could limit, condition, suspend or revoke the license of the gaming subsidiary. In addition, a gaming subsidiary, its parent company and the persons involved could be subject to substantial fines for each separate violation. Limitation, conditioning or suspension of any gaming license could (and revocation of any gaming license would) materially adversely affect Ameristar and our gaming subsidiaries' gaming operations.

     The Missouri Gaming Commission regulates the issuance of excursion liquor licenses, which authorize the licensee to serve, offer for sale, or sell intoxicating liquor aboard any excursion gambling boat or facility immediately adjacent to and contiguous with the excursion gambling boat, which is owned and operated, by the licensee. An excursion liquor license is granted for a one year term by the Missouri Gaming Commission and is renewable annually. The Commission can discipline an excursion liquor licensee for any violation of Missouri law or the Missouri Gaming Commission's rules. Licensees are responsible for the conduct of their business and for any act or conduct of any employee on the premises that is in violation of the Missouri Act or the rules of the Missouri Gaming Commission. Missouri Gaming Commission liquor control regulations also include prohibitions on certain intoxicating liquor promotions and a ban on fees accepted for advertising products. Only Class A licensees can obtain a liquor license from the Missouri Gaming Commission. Class A licenses are licenses granted by the commission to allow the holder to conduct gambling games on an excursion gambling boat and to operate an excursion gambling boat.

     IOWA. Ameristar's Council Bluffs operations are conducted by Ameristar Casino Council Bluffs, Inc. ("ACCBI") and are subject to Chapter 99F of the Iowa Code and the regulations promulgated thereunder. Ameristar's gaming operations are subject to the licensing and regulatory control of the Iowa Racing and Gaming Commission (the "Iowa Gaming Commission").

     Under Iowa law, wagering on a "gambling game" is legal, when conducted by a licensee on an "excursion gambling boat." An "excursion gambling boat" is a self-propelled excursion boat. "Gambling game" means any game of chance authorized by the Iowa Gaming Commission. The excursion season is from April 1st through October 31st of each calendar year. The vessel must operate at least one excursion each day for 100 days during the excursion season to operate during the off season. Each excursion must consist of a minimum of two hours. The Council Bluffs casino satisfied the requirements of Iowa law for the conduct of off-season operations for the years of 1997 through 2001.

     The legislation permitting riverboat gaming in Iowa authorizes the granting of licenses to "qualified sponsoring organizations." A "qualified sponsoring organization" is defined as a person or association that can show to the satisfaction of the Iowa Gaming Commission that the person or association is eligible for exemption from federal income taxation under sec. 501(c)(3), (4),
(5), (6), (7), (8), (10) or (19) of the Internal Revenue Code (hereinafter "not-for-profit corporation"). The not-for-profit corporation is permitted to enter into operating agreements with persons qualified to conduct riverboat gaming operations. Such operators must be approved and licensed by the Iowa Gaming Commission. On January 27, 1995, the Iowa Gaming Commission authorized the issuance of a license to conduct gambling games on an excursion gambling boat to the Iowa West Racing Association, a not-for-profit corporation organized for the purpose of facilitating riverboat gaming in Council Bluffs, Iowa (the "Association"). The Association entered into an agreement with ACCBI authorizing ACCBI to operate riverboat gaming operations in Council Bluffs under the Association's gaming license (the "Operator's Contract"). The Iowa Gaming Commission approved this contract. The term of the Operator's Contract runs until December 31, 2002, with two five-year renewal options. The current license awarded by the Iowa Gaming Commission for the Ameristar Council Bluffs Casino expires on March 31, 2002.

     Under Iowa law, a license to conduct gambling games may be issued in a county only if the county electorate has approved such gambling games. Although the electorate of Pottawattamie County, which includes the City of Council Bluffs, approved by referendum the gambling games conducted by ACCBI, a reauthorization referendum must be submitted to the electorate in the general election to be held in 2002 and each eight years thereafter. Each such referendum requires the vote of a majority of the persons voting thereon. If any such reauthorization referendum is defeated, Iowa law provides that any previously issued gaming license will remain valid and subject to periodic renewal for a total of nine years from the date of original issuance, subject to earlier revocation as discussed below. The original issuance date of the gaming license for Ameristar Council Bluffs was January 27, 1995.

     Substantially all of ACCBI's material transactions are subject to review and approval by the Iowa Gaming Commission. All contracts or business arrangements, verbal or written, with any related party or in which the term exceeds three years or the total value of the contract exceeds $50,000 must be submitted in advance to the Iowa Gaming Commission for approval. Additionally, contracts negotiated between ACCBI and a related party must be accompanied by economic and qualitative justification.

     ACCBI is required to notify the Iowa Gaming Commission of the identity of each director, corporate officer and owner, partner, joint venturer, trustee or any other person who has a beneficial interest of five percent (5%) or more, direct or indirect, in ACCBI. The Iowa Gaming Commission may require ACCBI to submit background information on such persons. The Iowa Gaming Commission may request ACCBI to provide a list of persons holding beneficial ownership interests in ACCBI of less than five percent (5%). For purposes of these rules, "beneficial interest" includes all direct and indirect forms of ownership or control, voting power or investment power held through any contract, lien, lease, partnership, stockholding, syndication, joint venture, understanding, relationship, present or reversionary right, title or interest, or otherwise. The Iowa Gaming Commission may suspend or revoke the license of a licensee in which a director, corporate officer or holder of a beneficial interest includes or involves any person or entity which is found to be ineligible as a result of want of character, moral fitness, financial responsibility, professional responsibility or due to failure to meet other criteria employed by the Iowa Gaming Commission.

     ACCBI must submit detailed financial, operating and other reports to the Iowa Gaming Commission. ACCBI must file weekly and monthly gaming reports indicating adjusted gross receipts received from gambling games and the total number and amount of money received from admissions. Additionally ACCBI must file annual financial statements covering all financial activities related to its operations for each fiscal year. ACCBI must also keep detailed records regarding its equity structure and owners.

     Iowa has a graduated wagering tax equal to five percent (5%) of the first $1.0 million of annual adjusted gross receipts, ten percent (10%) on the next $2.0 million of annual adjusted gross receipts and twenty percent (20%) on annual adjusted gross receipts over $3.0 million. In addition, the state charges other fees on a per customer basis. Additionally, ACCBI pays to the City of Council Bluffs a fee equal to $0.50 per passenger.

     Under the Operator's Contract, ACCBI also pays the Association an admissions fee of $1.50 per passenger. ACCBI has interpreted the Operator's Contract to mean that a person may leave and re-enter Council Bluffs Casino (for example, to visit the restaurants at Ameristar Council Bluffs) without ACCBI being obligated to pay an additional admissions fee to the Association. ACCBI received a letter from the Association in August 1996 in which the Association asserted that an additional fee is due each time a person enters the Council Bluffs Casino, including re-entries. The Association has advised us that the board of directors of the Association discussed a proposal to settle this dispute at an October 1997 meeting but declined to take any action either to approve the proposed settlement or to pursue the previously threatened claim. Accordingly, the Association has advised ACCBI that it does not currently intend to pursue this claim, but the Association has not formally waived or released the claim.

     All persons participating in any capacity at a gaming facility, with the exception of certified law enforcement officers while they are working for the facility as uniformed officers, are required to obtain occupational licenses from the Iowa Gaming Commission. All such licenses require annual renewal. The Iowa Gaming Commission had broad discretion to deny or revoke any occupational license.

     If the Iowa Gaming Commission decides that a gaming law or regulation has been violated, the Iowa Gaming Commission has the power to assess fines, revoke or suspend licenses or to take any other action as may be reasonable or appropriate to enforce the gaming rules and regulations.

     ACCBI is subject to licensure by the Alcoholic Beverages Division ("ABD") of the Iowa Department of Commerce which administers and enforces the laws of the State of Iowa concerning alcoholic beverages. Additionally, ACCBI is subject to the liquor ordinances adopted by local authorities. A local authority may adopt ordinances governing establishments which are located within their jurisdiction. Local ordinances may be more restrictive than the state law, but they may not conflict with the state law. The ABD and the local authorities have full power to suspend or revoke any license for the serving of alcoholic beverages.

     MISSISSIPPI. The ownership and operation of casino facilities in Mississippi are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission (the "Mississippi Commission").

     The Mississippi Gaming Control Act (the "Mississippi Act"), which legalized dockside casino gaming in Mississippi, is similar to the Nevada Gaming Control Act discussed below. The Mississippi Commission has adopted regulations that are also similar in many respects to the Nevada gaming regulations.

     The laws, regulations and supervisory procedures of Mississippi and the Mississippi Commission are based upon declarations of public policy that are concerned with, among other things, (1) the prevention of unsavory or unsuitable persons from having direct or indirect involvement with gaming at any time or in any capacity; (2) the establishment and maintenance of responsible accounting practices and procedures; (3) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Mississippi Commission; (4) the prevention of cheating and fraudulent practices; (5) providing a source of state and local revenues through taxation and licensing fees; and (6) ensuring that gaming licensees, to the extent practicable, employ Mississippi residents. The regulations are subject to amendment and interpretation by the Mississippi Commission. We believe that our compliance with the licensing procedures and regulatory requirements of the Mississippi Commission will not affect the marketability of our securities. Changes in Mississippi laws or regulations may limit or otherwise materially affect the types of gaming that may be conducted and such changes, if enacted, could have an adverse effect on us and our Mississippi gaming operations.

     The Mississippi Act provides for legalized dockside gaming at the discretion of the fourteen counties that border the Gulf Coast or the Mississippi River, but only if the voters in such counties have not voted to prohibit gaming in that county. In recent years, certain anti-gaming groups proposed for adoption through the initiative and referendum process certain amendments to the Mississippi Constitution, which would prohibit gaming in the state. The proposals were declared illegal by the Mississippi courts on constitutional and procedural grounds. The latest ruling was appealed to the Mississippi Supreme Court, which affirmed the decision of the lower court. If another such proposal were to be offered and if a sufficient number of signatures were to be gathered to place a legal initiative on the ballot, it is possible for the voters of Mississippi to consider such a proposal in November 2002.

     As of March 15, 2001, dockside gaming was permissible in nine of the fourteen eligible counties in the state and gaming operations had commenced in Adams, Coahoma, Hancock, Harrison, Tunica, Warren and Washington counties. Under Mississippi law, gaming vessels must be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River or in the waters lying south of the counties along the Mississippi Gulf Coast. In December 1996, the Mississippi Commission rejected an application for the development of a casino on a site on the Big Black River in Warren County near Interstate 20 between Jackson and Vicksburg, which decision was appealed by an adjoining landowner and the license applicant. In December 1997, a Mississippi circuit court issued an order reversing the decision of the Mississippi Commission and remanded the application to the Mississippi Commission for further proceedings. The decision of the court was appealed by the Mississippi Commission to the Mississippi Supreme Court and oral argument was heard by the Supreme Court on March 6, 2000. The Mississippi Commission has also adopted a regulation that prohibits gaming on the Big Black River, however, the Mississippi Commission has taken the position that the Mississippi Commission may be prohibited from applying the regulation to the existing applicant that appealed the initial siting decision. In addition, Ameristar is involved in legal proceedings in which it is alleged that Ameristar and certain other parties engaged in conduct to oppose this application in violation of Mississippi's antitrust and gaming regulatory laws. See "Legal Proceedings."

     The Mississippi Act permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space that may be utilized for gaming. There are no limitations on the number of gaming licenses that may be issued in Mississippi.

     We and any subsidiary of ours that operates a casino in Mississippi (a "Mississippi Gaming Subsidiary") are subject to the licensing and regulatory control of the Mississippi Commission. Ameristar Casinos, Inc. is registered as a publicly traded holding company (a "Registered Corporation") of Ameristar Casino Vicksburg, Inc. ("ACVI") under the Mississippi Act. A Registered Corporation is required periodically to submit detailed financial and operating reports to the Mississippi Commission and furnish any other information that the Mississippi Commission may require. If we are unable to continue to satisfy the registration requirements of the Mississippi Act, we and our Mississippi Gaming Subsidiaries cannot own or operate gaming facilities in Mississippi. Each Mississippi Gaming Subsidiary must maintain a gaming license from the Mississippi Commission to operate a casino in Mississippi. Such licenses are issued by the Mississippi Commission subject to certain conditions, including continued compliance with all applicable state laws and regulations.

     Gaming licenses are not transferable, are issued for a three-year period (and may be continued for two additional three-year periods) and must be renewed periodically thereafter. ACVI was granted a renewal of its gaming license by the Mississippi Commission on December 18, 1999. No person may become a stockholder of or receive any percentage of profits from a Mississippi Gaming Subsidiary of a Registered Corporation without first obtaining licenses and approvals from the Mississippi Commission. We have obtained such approvals in connection with the licensing of our Mississippi Gaming Subsidiary.

     Certain of Ameristar's officers and employees and the officers, directors and certain key employees of our Mississippi Gaming Subsidiary must be found suitable or be licensed by the Mississippi Commission. We believe that we have obtained or applied for all necessary findings of suitability with respect to such persons associated with Ameristar or our Mississippi Gaming Subsidiary, although the Mississippi Commission, in its discretion, may require additional persons to file applications for findings of suitability. In addition, any person having a material relationship or involvement with Ameristar may be required to be found suitable, in which case those persons must pay the costs and fees associated with such investigation. The Mississippi Commission may deny an application for a finding of suitability for any cause that it deems reasonable. Changes in certain licensed positions must be reported to the Mississippi Commission. In addition to its authority to deny an application for a finding of suitability, the Mississippi Commission has jurisdiction to disapprove a change in a person's corporate position or title and such changes must be reported to the Mississippi Commission. The Mississippi Commission has the power to require any Mississippi Gaming Subsidiary or Ameristar to suspend or dismiss officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities.

     At any time, the Mississippi Commission has the power to investigate and require the finding of suitability of any record or beneficial stockholder of Ameristar. Any record or beneficial stockholder required to apply for a finding suitability must pay all investigative fees and costs of the Mississippi Commission in connection with such investigation. The Mississippi Act requires any person who acquires more than 5% of any class of voting securities of a Registered Corporation to report the acquisition to the Mississippi Commission, and such person may be required to be found suitable. Also, any person who becomes a beneficial owner of more than 10% of a class of voting securities of a Registered Corporation, as reported to the Securities and Exchange Commission, must apply for a finding of suitability by the Mississippi Commission and must pay the costs and fees that the Mississippi Commission incurs in conducting the investigation. The Mississippi Commission has generally exercised its discretion to require a finding of suitability of any beneficial owner of more than 5% of a class of a Registered Corporation's voting securities. However, the Mississippi Commission has adopted a policy that permits certain institutional investors to own beneficially up to 15% of a class of a corporation's voting securities without a finding of suitability. If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners.

     Any person who fails or refuses to apply for a finding of suitability or a license within thirty (30) days after being ordered to do so by the Mississippi Commission may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of such securities beyond such time as the Mississippi Commission prescribes, may be guilty of a misdemeanor. We may be subject to disciplinary action if, after receiving notice that a person is unsuitable to be a stockholder or to have any other relationship with us or our Mississippi Gaming Subsidiary, the company involved: (1) pays the unsuitable person any dividend or other distribution upon such person's voting securities; (2) recognizes the exercise, directly or indirectly, of any voting rights conferred by securities held by the unsuitable person; (3) pays the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or (4) fails to pursue all lawful efforts to require the unsuitable person to divest himself of the securities, including, if necessary, the immediate purchase of the securities for cash at a fair market value.

     We may be required to disclose to the Mississippi Commission, upon request, the identities of the holders of any of our debt or other securities. In addition, under the Mississippi Act, the Mississippi Commission may, in its discretion require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security if it has reason to believe that the ownership would be inconsistent with the declared policies of the State of Mississippi. If the Mississippi Commission determines that a person is unsuitable to own a debt security, then the Registered Corporation may be sanctioned, including the loss of its approvals, if without the prior approval of the Mississippi Commission it: (1) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (2) recognizes any voting right by the unsuitable person in connection with those securities; (3) pays the unsuitable person remuneration in any form; or (4) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction. Although the Mississippi Commission generally does not require the individual holders of obligations such as notes to be investigated and found suitable, the Mississippi Commission retains the discretion to do so for any reason, including but not limited to, a default, or where the holder of the debt instrument exercises a material influence over the gaming operations of the entity in question. Any holder of debt securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Commission in connection with such an investigation.

     Each Mississippi Gaming Subsidiary must maintain in Mississippi a current ledger with respect to ownership of its equity securities and each Registered Corporation must maintain in Mississippi a current list of its stockholders, which must reflect the record ownership of each outstanding share of any class of equity security issued by such corporation. The ledger and stockholder lists must be available for inspection by the Mississippi Commission at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Ameristar must also render maximum assistance in determining the identity of the beneficial owner.

     The Mississippi Act requires that the certificates representing securities of a Registered Corporation bear a legend indicating that the securities are subject to the Mississippi Act and the regulations of the Mississippi Commission. Ameristar has received from the Mississippi Commission a waiver from this legend requirement. The Mississippi Commission has the power to impose additional restrictions on the holders of securities at any time.

     Substantially all material loans, leases, sales of securities and similar financing transactions by a Registered Corporation or a Mississippi Gaming Subsidiary must be reported to or approved by the Mississippi Commission. A Mississippi Gaming Subsidiary may not make a public offering of its securities, but may pledge or mortgage casino facilities. We may not make an issuance or a public offering of our securities without the prior approval of the Mississippi Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. We have received a waiver of the prior approval requirement for our securities offerings, subject to certain conditions, including the ability of the Mississippi Commission to issue a stop order with respect to any such offering if the staff determines it would be necessary to do so.

     Under the regulations of the Mississippi Commission, a Mississippi Gaming Subsidiary may not guarantee a security issued by an affiliated company pursuant to a public offering, or pledge its assets to secure payment or performance of the obligations evidenced by the security issued by the affiliated company, without the prior approval of the Mississippi Commission. The pledge of the stock of a Mississippi Gaming Subsidiary and the foreclosure of such a pledge are ineffective without the prior approval of the Mississippi Commission. Moreover, restrictions on the transfer of an equity security issued by a Mississippi Gaming Subsidiary and agreements not to encumber such securities are ineffective without the prior approval of the Mississippi Commission. We have obtained approvals from the Mississippi Commission for such guarantees, pledges and restrictions in connection with offerings of securities, subject to certain restrictions.

     Changes in control of Ameristar or our Mississippi Gaming Subsidiary through merger, consolidation, acquisition of assets, management or consulting agreements, or any act or conduct by a person by which such person obtains control, may not occur without the prior approval of the Mississippi Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Mississippi Commission in a variety of stringent standards prior to assuming control of the Registered Corporation. The Mississippi Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

     The Mississippi legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect corporate gaming licensees in Mississippi and Registered Corporations may be injurious to stable and productive corporate gaming. The Mississippi Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Mississippi's gaming industry and to further Mississippi's policy to (1) assure the financial stability of corporate gaming operations and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Mississippi Commission before a Registered Corporation may make exceptional repurchases of voting securities in excess of the current market price and before a corporate acquisition opposed by management can be consummated. Mississippi's gaming regulations also require prior approval by the Mississippi Commission of a plan of recapitalization proposed by a Registered Corporation's Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purpose of acquiring control of the Registered Corporation.

     Neither Ameristar nor any Mississippi Gaming Subsidiary may engage in gaming activities in Mississippi while also conducting gaming operations outside of Mississippi without approval of the Mississippi Commission. The Mississippi Commission may require determinations that, among other things, there are means for the Mississippi Commission to have access to information concerning the out-of-state gaming operations of Ameristar and our affiliates. We have previously obtained a waiver of foreign gaming approval from the Mississippi Commission for operations in other states in which Ameristar conducts gaming operations and will be required to obtain the approval or a waiver of such approval from the Mississippi Commission prior to engaging in any additional future gaming operations outside of Mississippi.

     If the Mississippi Commission determined that we violated a gaming law or regulation, the Mississippi Commission could limit, condition, suspend or revoke our approvals and the license of the Mississippi Gaming Subsidiary, subject to compliance with certain statutory and regulatory procedures. In addition, we, the Mississippi Gaming Subsidiary and the persons involved could be subject to substantial fines for each separate violation. Because of such a violation, the Mississippi Commission could seek to appoint a supervisor to operate our Mississippi casino facilities. Limitation, conditioning or suspension of any gaming license or approval or the appointment of a supervisor could (and revocation of any gaming license or approval would) materially adversely affect us, our gaming operations and our results from operations.

     License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Mississippi and to the counties and cities in which a Mississippi Gaming Subsidiary's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon (1) a percentage of the gross gaming revenues received by the casino operation, (2) the number of gaming devices operated by the casino, or (3) the number of table games operated by the casino. The license fee payable to the State of Mississippi is based upon "gaming receipts" (generally defined as gross receipts less payouts to customers as winnings) and equals 4% of gaming receipts of $50,000 or less per month, 6% of gaming receipts over $50,000 and not in excess of $134,000 per month, and 8% of gaming receipts in excess of $134,000 per month. The foregoing license fees are allowed as a credit against the Mississippi Gaming Subsidiary's Mississippi income tax liability for the year paid. The gross revenue fee imposed by the City of Vicksburg equals approximately 4% of the gaming receipts.

     The Mississippi Commission's regulations require as a condition of licensure or license renewal that an existing licensed gaming establishment's plan include a 500-car parking facility in close proximity to the casino complex and infrastructure facilities which amount to at least 25% of the casino cost. Ameristar believes that ACVI is in compliance with this requirement with the opening of a 150-room hotel in June 1998. The Mississippi Commission adopted amendments to the regulation that increase the infrastructure development requirement from 25% to 100% for new casinos (or upon acquisition of a closed casino), but grandfathered existing licensees.

     NEVADA. The ownership and operation of casino gaming facilities in Nevada are subject to: (1) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, "Nevada Act"); and (2) various local regulations. Our operations are subject to the licensing and regulatory control of the Nevada Gaming Commission ("Nevada Commission"), the Nevada State Gaming Control Board ("Nevada Board"), and the Liquor Board of Elko County. The Nevada Commission, the Nevada Board and the Liquor Board of Elko County are collectively referred to in this section as the "Nevada Gaming Authorities."

     The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things, (1) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (2) the establishment and maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, (3) providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (4) the prevention of cheating and fraudulent practices; and (5) providing a source of state and local revenues through taxation and licensing fees. Change in such laws, regulations and procedures could have an adverse effect on our gaming operations.

     Cactus Pete's, Inc. ("CPI"), which operates the Jackpot properties, is required to be licensed by the Nevada Gaming Authorities. The gaming licenses require the periodic payment of fees and taxes and are not transferable. Ameristar is registered by the Nevada Commission as a publicly traded corporation (a "Registered Corporation") and has been found suitable to own the stock of CPI, which is a corporate licensee (a "Corporate Licensee") under the terms of the Nevada Act. As a Registered Corporation, Ameristar is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a stockholder of, or receive any percentage of profits from, a Corporate Licensee without first obtaining licenses and approvals from the Nevada Gaming Authorities. Ameristar and CPI have obtained from the Nevada Gaming Authorities the various registrations, findings of suitability, approvals, permits and licenses currently required in order to engage in gaming activities in Nevada.

     The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, CPI or Ameristar in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of CPI must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees of Ameristar who are actively and directly involved in gaming activities of CPI may be required to be reviewed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities, and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

     If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with CPI or Ameristar, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require CPI or Ameristar to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

     CPI and Ameristar are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by Ameristar and CPI must be reported to, or approved by, the Nevada Commission.

     If it were determined that the Nevada Act was violated by CPI, the gaming licenses it holds or has applied for could be limited, denied, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, CPI, Ameristar and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate CPI's gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and denial or revocation of any gaming license would) materially adversely affect our gaming operations.

     Any beneficial holder of Ameristar's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial holder of Ameristar's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policy of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

     The Nevada Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor", as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of a Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation's corporate charter, bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include
(1) voting on all matters voted on by stockholders; (2) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (3) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

     Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. Ameristar is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with Ameristar or CPI, Ameristar, (1) pays that person any dividend or interest upon voting securities of Ameristar, (2) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by the person, (3) pays remuneration in any form to that person for services rendered or otherwise, or
(4) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities by Ameristar, for cash at fair market value. Additionally, the Liquor Board of Elko County has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license within its jurisdiction.

     The Nevada Commission may, at its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation if it has reason to believe that such holder's acquisition of such ownership would otherwise be inconsistent with the declared policy of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it (1) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (2) recognizes any voting right by such unsuitable person in connection with such securities; (3) pays the unsuitable person remuneration in any form; or (4) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

     Ameristar is required to maintain a current stock ledger in Nevada, which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Ameristar is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require Ameristar stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on Ameristar.

     Ameristar may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On March 22, 2001, the Nevada Gaming Commission granted us approval to make public offerings for a period of two years, subject to specified conditions (the "Shelf Approval"). The Shelf Approval also applies to any company we wholly own that is a publicly traded corporation or would become a publicly traded corporation pursuant to a public offering ("Affiliate"). The Shelf Approval also includes approval for CPI to guarantee any security issued by, and to hypothecate its assets to secure the payment or performance of any obligations evidenced by a security issued by, us or an Affiliate in a public offering. The Shelf Approval also includes approval of to place restrictions upon the transfer of, and enter into agreements not to encumber the equity securities of, CPI. The Shelf Approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful. The sale of the securities hereunder will be made pursuant to the Shelf Approval.

     Changes in control of Ameristar through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

     The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada Corporate Licensee gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to (1) assure the financial stability of Corporate Licensees and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation's Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

     License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon either (1) a percentage of the gross revenues received; (2) the number of gaming devices operated; or (3) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling or serving of food and refreshments, or the selling of merchandise.

     Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs, contracts with or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

     OTHER JURISDICTIONS. We expect to be subject to similar rigorous regulatory standards in each jurisdiction in which we seek to conduct gaming operations. There can be no assurance that statutes or regulations adopted or fees and taxes imposed by other jurisdictions will permit profitable operations by us.

     FEDERAL REGULATION OF SLOT MACHINES. We are required to make annual filings with the U.S. Attorney General in connection with the sale, distribution or operation of slot machines. All requisite filings for the most recent year and the current year have been made.

     NON-GAMING REGULATIONS. The sale of alcoholic beverages by us at our Missouri properties is subject to the licensing, control and regulation by the Missouri Gaming Commission as described above and in Kansas City by Clay County. The sale of alcoholic beverages by us is subject to the licensing, control and regulation in Council Bluffs by the Alcoholic Beverage Division of the Iowa Department of Commerce, in Vicksburg by both the City of Vicksburg and the Alcoholic Beverage Control Division of the Mississippi State Tax Commission and in Jackpot by the Liquor Board of Elko County. In Iowa, the applicable liquor laws allow the sale of liquor during legal hours, which are Monday through Saturday from 6 a.m. to 2 a.m. and Sunday from 8 a.m. to 2 a.m. In Mississippi, Ameristar Vicksburg has been designated as a special resort area, which allows ACVI to serve alcoholic beverages on a 24-hour basis. In Nevada, the applicable liquor laws allow 24-hour service of alcoholic beverages without any additional permits. All licenses are revocable and not transferable. The liquor license authorities described above (the "Liquor License Authorities") have the full power to limit, condition, suspend or revoke any such license or to place a liquor licensee on probation with or without conditions. Any such disciplinary action could (and revocation would) have a material adverse effect upon the operations of our business.

     Certain officers and managers of ACVI must be investigated by the applicable Liquor License Authorities in connection with its liquor permit. The applicable Liquor License Authorities must approve any changes in licensed positions.

     All cruising vessels operated by us must comply with U.S. Coast Guard requirements as to safety and must hold a Certificate of Inspection. These requirements set limits on the operation of the vessel and require that each vessel be operated by a minimum complement of licensed personnel. Loss of the vessel's Inspection Certificate would preclude its use as a riverboat. Every five years, United States flagged passenger vessels operating exclusively in fresh water must conduct a thorough dry-dock inspection of underwater machinery, valves and hull. The Ameristar Council Bluffs riverboat was due for its dry-dock inspection in November 2000, but we have been accepted into a United States Coast Guard program that has extended the dry-dock requirement to May 2003 by undergoing a thorough underwater inspection. Upon the formal adoption of regulations relating to this program by the U.S. Coast Guard, we may be able to extend the dry-dock requirement further, to November 2005. Currently, Ameristar Council Bluffs is the only one of our properties that operates a cruising vessel subject to these requirements. Less stringent rules apply to permanently moored vessels.

     In order to comply with the federal Merchant Marine Act of 1936, as amended, and the federal Shipping Act of 1916, as amended, and applicable regulations thereunder, Ameristar's Bylaws contain provisions designed to prevent persons who are not citizens of the United States from holding, in the aggregate, more than 24.9% of Ameristar's outstanding common stock.

     All of our shipboard employees employed on U.S. Coast Guard-approved vessels, even those who have nothing to do with the actual operations of the vessel, such as dealers, waiters and security personnel, may be subject to the Jones Act, which, among other things, exempts those employees from state limits on workers' compensation awards.

                                   MANAGEMENT

     The table below sets forth information about our management.

  DIRECTORS AND EXECUTIVE OFFICERS


NAME                        AGE   POSITION
----                        ---   --------
Craig H. Neilsen..........  60    Chairman of the Board, President and Chief Executive Officer
Thomas M. Steinbauer......  51    Senior Vice President of Finance, Treasurer, Secretary and
                                  Director
Gordon R. Kanofsky........  46    Senior Vice President of Legal Affairs
Larry A. Hodges...........  52    Director
Joseph E. Monaly..........  65    Director
W. Bruce Turner...........  42    Director


  OTHER KEY PERSONNEL

NAME                        AGE   POSITION
----                        ---   --------
David Albrecht............  45    Senior Vice President and General Manager of the Jackpot
                                  properties
Thomas P. Burke...........  45    Senior Vice President and General Manager of Ameristar
                                  Kansas City
Richard L. deFlon.........  48    Senior Vice President of Design
John V. Finamore..........  43    President of Missouri Operations
Ray Neilsen...............  37    Vice President of Brand Development and Acting General
                                  Manager of Ameristar Vicksburg
Anthony J. Raymon.........  48    Senior Vice President and General Manager of Ameristar St.
                                  Charles
Alan R. Rose..............  53    Senior Vice President of Construction
Anthony Taeubel...........  38    Senior Vice President and General Manager of Ameristar
                                  Council Bluffs

     Craig H. Neilsen. Mr. Neilsen has been Chairman of the Board of Directors, President and Chief Executive Officer of Ameristar Casinos, Inc. since its inception in August 1993. Since May 1984, Mr. Neilsen has been the President and Chairman of the Board of Directors of Cactus Pete's, Inc. Mr. Neilsen has also been the President and sole director of each of our other subsidiaries since their respective dates of inception. Mr. Neilsen has been actively involved in the development of all of our properties for more than 15 years. Mr. Neilsen also owns a controlling interest in several other closely held entities, most of which are engaged in real estate development and management operations unrelated to the business of Ameristar. Since 1987, Mr. Neilsen has devoted substantially all of his business time to the affairs of Ameristar.

     Thomas M. Steinbauer. Mr. Steinbauer has been Senior Vice President of Finance of Ameristar Casinos, Inc. since 1995 and Treasurer and a Director since its inception. Mr. Steinbauer was appointed as Secretary of Ameristar Casinos, Inc. in June 1998. He served as Vice President of Finance and Administration and Secretary of Ameristar Casinos, Inc. from its inception until 1995. Mr. Steinbauer has more than 20 years of experience in the gaming industry in Nevada and elsewhere. From April 1989 to January 1991, Mr. Steinbauer was Vice President of Finance for Las Vegas Sands, Inc., the owner of the Sands Hotel & Casino in Las Vegas. From August 1988 to April 1989, he worked for McClaskey Enterprises as the General Manager of the Red Lion Inn & Casino, handling the day-to-day operations of seven different hotel and casino properties in northern Nevada. Mr. Steinbauer was Property Controller of Bally's Reno from 1987 to 1988. Prior to that time, Mr. Steinbauer was employed for 11 years by the Hilton Corporation and rose from an auditor to be the Casino Controller of the Flamingo Hilton in Las Vegas and later the Property Controller of the Reno Hilton. Mr. Steinbauer holds Bachelor of Science degrees in Business Administration and Accounting from the University of Nebraska -- Omaha.

     Gordon R. Kanofsky. Mr. Kanofsky has been Senior Vice President of Legal Affairs of Ameristar Casinos, Inc. since September 1999. In this capacity, Mr. Kanofsky is also actively involved in business development and governmental affairs. Mr. Kanofsky was in private law practice in Washington, D.C. and Los Angeles, California from 1980 to September 1999. While in private practice, Mr. Kanofsky represented Ameristar as special securities counsel and outside general counsel since April 1993 and April 1998, respectively. Mr. Kanofsky also represented several other gaming industry clients while in private practice. Mr. Kanofsky is a graduate of the Duke University School of Law and holds an undergraduate degree from Washington University in St. Louis.

     Larry A. Hodges. Mr. Hodges became a Director of Ameristar Casinos, Inc. in March 1994. Mr. Hodges has more than 30 years experience in the retail food business. In April 1994, he became President and Chief Executive Officer of Mrs. Fields Inc., after serving as President of Food Barn Stores, Inc. from July 1991 to March 1994. He has been a director of Mrs. Fields since April 1993. From February 1990 to October 1991, Mr. Hodges served as president of his own company, Branshan Inc., which engaged in the business of providing management consulting services to food makers and retailers. Earlier, Mr. Hodges was with American Stores Company for 25 years, where he rose to the position of President of two substantial subsidiary corporations. Mr. Hodges' first management position was Vice President of Marketing for Alpha Beta Co., a major operator of grocery stores in the West. Mr. Hodges is also a director of Coinstar, Inc., an operator of automated, self-service coin counting and processing machines, Successories Inc., a manufacturer of motivational home and office decor, Mrs. Fields Original Cookies and the International Franchise Association.

     Joseph E. Monaly. Mr. Monaly became a Director of Ameristar Casinos, Inc. in April 2001. Mr. Monaly is a retired audit partner of Arthur Andersen LLP where he had international responsibility for the gaming industry practice. He has had over twenty years experience in auditing and consulting with gaming companies. He co-authored with leaders of the industry the first authoritative audit and accounting guide for gaming under the auspices of the American Institute of Certified Public Accountants. Mr. Monaly is a graduate of the University of Southern California where he earned a Bachelor of Science degree in Accounting.

     W. Bruce Turner. Mr. Turner became a director of Ameristar Casinos, Inc. in May 2001. Mr. Turner has served as the Chairman of the Board of GTECH Holdings Corporation, a supplier of online lottery systems and services since June 2000. Mr. Turner also served as the President, Chief Executive Officer and Chief Operating Officer of GTECH from July 2000 to March 2001. Prior to joining GTECH, Mr. Turner worked as an investment analyst in the gaming and leisure industry. Mr. Turner was most recently a Managing Director with Salomon Smith Barney (previously Salomon Brothers) which he joined in 1994 as a Vice President of Equity Research. Prior to joining Salomon Smith Barney, Mr. Turner served as the Director of Leisure Equity Research with Raymond James & Associates, a regional financial institution in St. Petersburg, Florida. Mr. Turner is a graduate of the U.S. Military Academy at West Point. He also received a Masters Degree in Management and Supervision from Central Michigan University and a Masters in Business Administration from University of Tampa.

     David Albrecht. Mr. Albrecht has been our Senior Vice President and General Manager of the Jackpot properties since November 1999 and has more than 20 years of resort and management experience. Mr. Albrecht is a long-time member of the Jackpot community, having served as the General Manager and Director of Golf at the Jackpot Golf Club for 10 years. He has been named "Golf Professional of the Year" and "Merchandiser of the Year" for the Rocky Mountain Section of the Professional Golfers Association and has received the Horton Smith Award for his work in providing educational outlets for PGA professionals. Mr. Albrecht has also served as the President of the Rocky Mountain Section of the PGA of America for four years.

     Thomas P. Burke. Mr. Burke is our Senior Vice President and General Manager of Ameristar Kansas City. Mr. Burke was formerly the Vice President and General Manager of Station Casino Kansas City. Mr. Burke joined Station Casinos' Midwest Operations team in November 1996 as Assistant General Manager of Station Casino Kansas City and was promoted to Vice President and General Manager in 1999. Previously, he served as assistant general manager for the Majestic Star Casino in Gary, Indiana, and before that he served in management positions for American Gaming & Entertainment, the Trump

Taj Mahal Casino Resort, the Trump Castle Casino Resort and the Tropicana Hotel Resort, in Atlantic City, New Jersey and Melbourne, Australia. Mr. Burke earned a Bachelor of Arts in Economics from Rutgers University, New Brunswick, New Jersey, and a Masters in Business Administration from Monmouth University in West Long Branch, New Jersey.


     Richard L. deFlon. Mr. deFlon joined Ameristar as our Senior Vice President of Design in October 2001 and is responsible for overseeing all aspects of project design for our properties. Prior to joining Ameristar, Mr. deFlon was a principal partner of Devine deFlon Yaeger, Inc., an architectural firm. Prior to leading Devine deFlon Yaeger, Inc., Mr. deFlon served as a Vice President and Director of Sports Practice at the leading architectural and design firm of Ellerbe Becket. Prior to his association with Ellerbe Becket, Mr. deFlon was a founding principal and Senior Vice President at the architectural and design firm HOK's Sports Facilities Group. In his previous positions Mr. deFlon played a leading role in the design of such projects as the MGM Grand Garden Arena in Las Vegas, Nevada, the Olympic Stadium in Atlanta, Georgia and Oriole Park at Camden Yards in Baltimore, Maryland. Mr. deFlon holds Bachelor of Science degrees in Architecture and Environmental Design from the University of Kansas.


     John V. Finamore. Mr. Finamore is our President of Missouri Operations. Mr. Finamore is responsible for overall operations of Ameristar Kansas City and Ameristar St. Charles. Mr. Finamore formerly had similar responsibilities at Station Casinos. Mr. Finamore joined Station Casinos' Midwest Operations staff in 1997 as Vice President/General Manager of Station Casino Kansas City after serving as Vice President of Operations at Palace Station Hotel and Casino, one of Station Casinos' gaming and entertainment properties in Las Vegas, Nevada. Mr. Finamore joined Station Casinos in 1994 as Vice President of Operations for Boulder Station Hotel & Casino during its successful first year of operations. In September 1995, he was named Vice President/General Manager of Barley's Casino & Brewing Co., a micro-brewery and casino property operated by Station Casinos in the Henderson/Green Valley area of Las Vegas. Before joining Station Casinos he served as General Manager of the Westin Hotel -- O'Hare in Chicago, Illinois. Mr. Finamore earned a Bachelor of Science in Hotel Administration from the Cornell University School of Hotel Administration in Ithaca, New York.

     Ray Neilsen. Mr. Neilsen is currently our Vice President of Brand Development and is the Acting General Manager at Ameristar Casino Vicksburg. Ray Neilsen is the son of Craig Neilsen and has worked in several managerial positions throughout Ameristar for the past 10 years and has over six years of experience in key management positions. He has been instrumental in establishing brand consistencies among the various Ameristar properties in a broad range of areas such as guest service, service standards and brand identity and has served in multiple jurisdictions for our company. As the General Manager of the Council Bluffs property, Mr. Neilsen successfully implemented significant property improvements including earning the prestigious Four Diamond rating from the American Automobile Association. Mr. Neilsen earned an MBA in International Management from the Monterey Institute of International Studies.

     Anthony J. Raymon. Mr. Raymon is our Senior Vice President and General Manager of Ameristar St. Charles. Mr. Raymon formerly held the same positions for Stations Casinos and joined Station Casino St. Charles' executive staff in 1994 as Assistant General Manager. A year later he was promoted to Vice President/General Manager. He was promoted to his current position in 1999. Prior to joining Station Casino St. Charles, Mr. Raymon served as Vice President of Operations for Fitzgerald's Hotel and Casino in Reno, Nevada, where he was a member of the management team and helped open five casinos in different parts of the United States. He earned an associate degree in information systems from Macomb County Community College in Warren, Michigan.

     Alan R. Rose. Mr. Rose joined Ameristar as our Senior Vice President of Construction in May 2001 and is responsible for directing construction activities at all of Ameristar's six properties. Mr. Rose has more than 30 years of construction management experience in the hospitality and entertainment industries. Prior to joining Ameristar, Mr. Rose was vice president of Walt Disney Imagineering and managed major projects ranging in size from $100 million to $300 million. He has been involved in the concept, design and construction of hotels and resorts in both Florida and California, including the Grand California Hotel and Downtown Disney, the Coronado Springs Hotel, City of Celebration, BoardWalk Inn and Villas, the Disney Institute, Villas at Vero Beach Resort, and the Hilton Head Island Resort in South Carolina. Mr. Rose has a Bachelor of Science in Civil Engineering from Ohio State University.

     Anthony Taeubel. Mr. Taeubel is the Senior Vice President and General Manager of Ameristar Casino Council Bluffs and has 15 years of experience in the gaming industry. A former regulator with the Nevada Gaming Control Board, Mr. Taeubel has held positions in various areas of casino operations, including the Race and Sportsbook, the Cage, Finance and Administration. He has been employed by Ameristar for five years and assisted in opening the Council Bluffs property. Mr. Taeubel earned a bachelor's degree in Psychology from the University of Nevada, Reno and a Masters of Business from the University of Nevada, Las Vegas. Mr. Taeubel has also been an instructor in the Gaming Management Series of gaming education courses offered by the University of Nevada, Reno.

  EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS.

     We have entered into employment agreements with two of our executive officers: Thomas M. Steinbauer and Gordon R. Kanofsky. The agreement with Mr. Steinbauer provides successive two-year terms unless terminated by either party upon three month's notice. Pursuant to the employment agreement, as of September 1, 2001, Mr. Steinbauer's annual salary was $300,000 with a guaranteed bonus between $75,000 and $125,000 for fiscal year 2001. In the event of a merger or consolidation with another company or if we sell substantially all of our assets to another company, the agreement provides that we will require the new company to assume our obligations under the employment agreement.

     The agreement with Mr. Kanofsky automatically renews for successive one year terms unless terminated by either party upon ninety day's notice. Mr. Kanofsky's annual salary is currently $350,000 per year, and Mr. Kanofsky is eligible for an annual bonus of up to 50% of his base salary. In the event of a change of control, the agreement provides that Mr. Kanofsky will immediately receive a payment equal to two times his base salary. If, within the twelve months following a change of control, he is terminated without cause or if he leaves for a good reason, Mr. Kanofsky is entitled to several benefits including an amount equal to his annual salary in effect at the date he is terminated or at a date immediately prior to the change of control, whichever is higher.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     Craig H. Neilsen, the selling stockholder, has served as a the our Chairman of the Board, President and Chief Executive Officer of since our inception in August 1993.


     The following table sets forth specified information with respect to the beneficial ownership of our common stock as of November 20, 2001 with respect to persons known by us to be beneficial owners of more than five percent of our common stock, as well as beneficial ownership by our directors, our executive officers and our executive officers and directors as a group. The beneficial ownership is calculated based on 20,906,284 shares of our common stock outstanding as of November 20, 2001 and 24,906,284 shares of common stock to be outstanding after completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. To our knowledge, the persons named in the table have sole voting and investment power with respect to the shares set forth opposite such person's name.



                                      SHARES BENEFICIALLY OWNED                  SHARES BENEFICIALLY OWNED
                                       PRIOR TO THIS OFFERING      NUMBER OF        AFTER THIS OFFERING
                                      -------------------------   SHARES BEING   -------------------------
BENEFICIAL OWNER                        NUMBER      PERCENTAGE      OFFERED        NUMBER      PERCENTAGE
----------------                      -----------   -----------   ------------   -----------   -----------
Craig H. Neilsen....................  17,700,000(1)    84.7%       2,000,000     15,700,000(1)    63.0%

Thomas M. Steinbauer................      93,700(2)       *               --         93,700(2)       *

Gordon R. Kanofsky..................      34,000(3)       *               --         34,000(3)       *

Larry A. Hodges.....................      23,500(4)       *               --         23,500(4)       *

Joseph A. Monaly....................          --(5)       *               --             --(5)       *

W. Bruce Turner.....................          --(6)       *               --             --(6)       *
All executive officers and directors
  as a group (6 persons)............  17,851,200(7)    84.8%                     15,851,200(7)    63.3%


---------------

 *  Less than 1%

(1) Includes 220,800 shares of common stock that are owned by the estate of Gwendolyn N. Anderson, of which Mr. Neilsen is the executor, and with respect to which Mr. Neilsen has sole voting control. Mr. Neilsen's address is c/o Ameristar Casinos, Inc., 3773 Howard Hughes Parkway, Suite 490 South, Las Vegas, Nevada 89109


(2) Includes 93,200 shares of common stock issuable upon exercise of stock options within 60 days of November 20, 2001 and 500 shares of common stock held jointly by Mr. Steinbauer and his wife and with respect to which Mr. and Mrs. Steinbauer have shared voting and investment power. Mr. Steinbauer also holds options to purchase an additional 28,800 shares of common stock, which vest through October 2005.



(3) All 34,000 shares of common stock are issuable upon exercise of stock options within 60 days of November 20, 2001. Mr. Kanofsky also holds options to purchase an additional 116,000 shares of common stock, which vest through October 2005.



(4) Includes 23,500 shares of common stock issuable upon exercise of stock options within 60 days of November 20, 2001. Mr. Hodges also holds options to purchase an additional 15,500 shares of common stock, which vest through October 2005.


(5) Mr. Monaly holds options to purchase 10,000 shares of common stock, which vest in April 2002.

(6) Mr. Turner holds options to purchase 10,000 shares of common stock, which vest in May 2002.


(7) Includes 150,700 shares of common stock issuable upon exercise of stock options within 60 days of November 20, 2001. The executive officers and directors as a group hold options to purchase an additional 180,300 shares of common stock, which vest through October 2005.

                          DESCRIPTION OF CAPITAL STOCK


     Upon completion of this offering, there will be 24,906,284 shares of Ameristar's common stock, $.01 par value, issued and outstanding, based on the number of shares outstanding as of November 20, 2001. Our authorized capital stock consists of 30,000,000 shares of common stock, $0.01 par value, and 30,000,000 shares of undesignated preferred stock, $0.01 par value.


     The following is a summary of certain provisions of our common stock, preferred stock, articles of incorporation and bylaws. You should refer to our articles of incorporation and bylaws and the agreements described below for more information.

COMMON STOCK


     As of November 20, 2001, there were 24,906,284 shares of common stock outstanding, held by approximately 209 stockholders of record. All outstanding shares of common stock are, and the common stock to be issued in this offering will be, fully paid and nonassessable.


     The following summarizes the rights of holders of our common stock:

     - each holder of shares of common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;

     - there are no cumulative voting rights;

     - the holders of our common stock are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of funds legally available for that purpose, if any;

     - upon our liquidation, dissolution or winding up, the holders of shares of common stock will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock; and

     - the holders of common stock have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

PREFERRED STOCK

     There are no shares of preferred stock outstanding. Our articles of incorporation authorize our board of directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series within the limits set forth in our certificate of incorporation and applicable law. Among other rights, the board of directors may determine, without further vote or action by our stockholders:

     - the number of shares constituting the series and the distinctive designation of the series;

     - the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates;

     - whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

     - whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

     - whether or not the shares of the series will be exchangeable, and, if so, the dates, terms and conditions of exchange, as the case may be; and

     - the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

     Although we have no present plans to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Nevada's "Combinations with Interested Shareholders" statute and "Acquisition of Controlling Interest" statute have the effect of making it more difficult to effect a change in control of a Nevada company. Currently, our articles of incorporation provide, as allowed by Nevada law, that we are not subject to these statutes, but we will be subject to them if our articles of incorporation are amended.

     Combination with Interested Shareholders. Sections 78.411-.444 of the Nevada Revised Statutes prevent an "interested shareholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A "combination" means any merger or consolidation with an" interested shareholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested shareholder": (i) having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation; (ii) having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested shareholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within five years after the interested shareholder acquired his shares unless the combination or the purchase of shares made by the interested shareholder was disapproved by the board of directors before the interested shareholder acquired such shares. If this approval is not obtained, then after the expiration of the five-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested shareholders, or if the consideration to be paid by the interested shareholder is at least equal to the highest of: (i) the highest price per share paid by the interested shareholder within the five years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested shareholder, whichever is higher;
(ii) the market value per share of common stock on the date of the announcement of the combination or the date the interested shareholder acquired the shares, whichever is higher; or (iii) for the holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

     Acquisition of Controlling Interest. Sections 78.378-.3793 of the Nevada Revised Statutes prohibit an acquirer, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation's disinterested shareholders. Section 78.3785 specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days become "Control Shares" (as defined in such statute) and such Control Shares are deprived of the right to vote until disinterested shareholders restore the right. Section 78.3793 provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other shareholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The board of directors is required to notify shareholders as soon as practicable after such an event has occurred that they have the right to receive the fair value of their shares.

     In addition, some provisions of our articles of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include:

     Board of Directors. Our board of directors is divided into three classes of directors serving staggered terms. The classification system of directors tends to discourage a third party from initiating a proxy solicitation or otherwise attempting to obtain control of our company and may maintain the incumbency of our board of directors, as this structure generally increases the difficulty or, or may delay, replacing a majority of directors. Our articles of incorporation authorizes our board of directors to fill vacancies or newly created directorships. A majority of the directors then in office may elect a successor to fill any vacancies or newly created directorships.

     Meetings of Stockholders. Our articles of incorporation provide that special meetings of our stockholders may be called only by our board of directors pursuant to a resolution approved by a majority of the entire board of directors, the chairman of the board, the chief executive officer or the president. Thus, without approval by the board of directors, stockholders may take no action between by annual meetings.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election at an annual meeting of stockholders must provide timely notice of this intention in writing. To be timely, a stockholder's notice must be received at our principal executive offices not less than 75 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders. The bylaws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

     Amendment of our Articles of Incorporation and Bylaws. Our articles of incorporation provide that the affirmative vote of at least 80% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of the directors, voting as a single class, is required to amend the provisions relating to the meetings and the actions of the stockholders and relating to the classified board. Our bylaws may only be amended at a meeting of the stockholders at which a quorum is present by the affirmative vote of at least 80% of the combined voting power of all the then outstanding shares of capital stock entitled to vote generally at an election of the directors, voting as a single class.

     Issuance of Preferred Stock. Our board of directors is authorized, without shareholder approval, to issue preferred stock in series and to fix and state the voting rights and powers, designation, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to our common stock with respect to dividends rights, liquidation preferences, or both, and may have full or limited voting rights. Accordingly, issuance of shares of preferred stock could adversely affect the voting power of holders of our common stock and could have the effect of deterring or delaying an attempt to obtain control of us.

REGISTRATION RIGHTS

     Craig H. Neilsen, our Chairman of the Board, Chief Executive Officer and President, has the right to require us to register under the Securities Act of 1933 substantially all of the shares of our common stock beneficially owned by him. The following description of Mr. Neilsen's registration rights is not complete and is qualified in its entirety by the registration rights provisions in the Plan of Reorganization dated November 15, 1993 by and among Craig H. Neilsen, individually and as trustee, and us. No other holder of our common stock has registration rights, but Mr. Neilsen may transfer his registration rights along with any shares of our common stock that he may transfer from time to time.

     Demand Registration Rights. Mr. Neilsen may require us to file a registration statement relating to common stock to be offered by him so long as the number of shares to be sold has a reasonably anticipated aggregate offering price, net of underwriting discounts and commissions, of over $2,000,000. We are not obligated to make more than three demand registrations on behalf of Mr. Neilsen and not more than two may be on a form other than Form S-3 or its equivalent. If we have publicly announced our intention to register any of our securities for a public offering and Mr. Neilsen desires to register shares of common stock held by him, he must utilize his piggyback registration rights rather then his demand registration rights.

     Piggyback Registration Rights. Mr. Neilsen may request to have shares of our common stock held by him registered anytime we file a registration statement for a public offering of our common stock for cash. If the registration includes common stock to be sold for our own account and our underwriters reasonably believe that the success of the offering would be adversely impacted by including in the offering shares to be sold by Mr. Neilsen, the number of shares of common stock that may be sold by Mr. Neilsen in the offering may be eliminated or cut back by our underwriters. Mr. Neilsen's shares of our common stock are included in this prospectus pursuant to his piggyback registration rights.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market could adversely affect the prevailing market price.


     Upon completion of this offering, we will have 24,906,284 shares of common stock outstanding based on 20,899,146 shares outstanding at November 20, 2001. The 6,000,000 shares of common stock being sold hereby will be freely tradable, other than by our "affiliates" as such term is defined in the Securities Act, without restriction or registration under the Securities Act.



     Of the remaining outstanding shares, 15,700,000 shares of common stock will be "restricted securities" as that term is defined in Rule 144 and no shares will be freely tradable under Rule 144(k). In addition, 4,608,000 shares, some of which have been issued, have been registered on registration statements on Form S-8 in connection with our stock incentive plans and may be freely sold, subject to vesting restrictions with us or the contractual restrictions described below, upon their issuance. Some of these restricted securities, the 144(k) shares and the S-8 shares will be available for sale in the public market following the expiration of the 90 day lock-up agreements further described below. If the underwriter elects to waive the lock-up period for any reason, these shares will be available for sale under Rule 144, Rule 144(k) or pursuant to Form S-8 prior to that time.



     The holders of 15,479,200 restricted shares are entitled to certain rights with respect to registration of these shares for sale in the public market. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by our affiliates. If these holders sell in the public market these sales would have a material adverse effect on the market price of the common stock. Certain of these shares will be sold in this offering.



     Ameristar, our executive officers and directors have entered into contractual "lock-up" agreements generally providing that, subject to certain limited exceptions, they will not offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock owned by them, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, for a period of 90 days after the date of this prospectus, without the prior written consent of both of the joint book-running managers, Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, except that without such consent Messrs. Steinbauer and Kanofsky may dispose of an aggregate of 65,000 shares of our common stock or common stock equivalents, of which no more than 20,000 may be disposed of by Mr. Kanofsky and except that we may, without such consent, grant options and sell shares pursuant to our stock incentive plans. Both of the joint book-running managers may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Neither of the joint book-running managers currently has any plans to release any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, the joint book-running managers will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following the expiration of the 90-day lock-up period, the restricted securities will be available for sale in the public market subject to compliance with Rule 144.

     In general, under Rule 144 as currently in effect, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of common stock; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

     Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. However, if a person (or persons whose shares are aggregated) is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above if at least two years have elapsed since the later of the date the shares were acquired from us or from our affiliate. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

     We are unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. There can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Any future sale of substantial amounts of common stock in the open market may adversely affect the market price of the common stock offered hereby.

                                  UNDERWRITING


     Subject to the terms and conditions of an underwriting agreement, dated
December   , 2001, the underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp., have severally agreed with us and the selling stockholder to purchase from us and the selling stockholder the number of shares of common stock set forth below opposite their respective names.



                                                                              NUMBER
                                                                                OF
               UNDERWRITERS                                                   SHARES
               ------------                                                  ---------
Bear, Stearns & Co. Inc....................................................
Merrill Lynch, Pierce, Fenner & Smith
               Incorporated................................................
CIBC World Markets Corp....................................................

                                                                             --------
               Total.......................................................
                                                                             ========


     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

     The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $     per share, of which $          may be
reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 900,000 shares of common stock to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 900,000 shares of common stock, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We and the selling stockholder will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised in proportion to the total number of shares we and the selling stockholder sold in the initial offering. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                                                   TOTAL
                                                                      -------------------------------
                                                                         WITHOUT            WITH
                                                          PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                          ---------   --------------   --------------
Public offering price...................................      $             $                $
Underwriting discounts..................................      $             $                $
Proceeds, before expenses, to us........................      $             $                $
Proceeds, before expenses, to the selling stockholder...      $             $                $


     The selling stockholder has registration rights which obligate us to pay his expenses, other than underwriting discounts and commissions. We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $900,000.


     We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     Each of our executive officers and directors, including without limitation, the selling stockholder, have agreed for a period of 90 days after the date of this prospectus, subject to specified exceptions, not to:

     - offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition; or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of these transactions are to be settled by the delivery of common stock, or such other securities, in cash or otherwise).

With respect to Messrs. Steinbauer and Kanofsky, the foregoing provisions shall not apply with respect to an aggregate of 65,000 shares of our common stock or common stock equivalents, of which no more than 20,000 may be disposed of by Mr. Kanofsky. In addition, both of the joint book-running managers, Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements.

     In addition, we have agreed that, subject to certain exceptions, during the 90-day lock-up period we will not, without the prior written consent of both of the joint book-running managers consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options or shares of common stock under existing stock option and incentive plans.

     Other than in the United States, no action has been taken by us, the selling stockholder or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

     Our common stock is traded on the Nasdaq National Market under the symbol "ASCA."

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

     The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering and before the commencement of offers or sales of the common stock, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act, during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     Bear, Stearns & Co. Inc. and its affiliates from time to time perform investment banking and other financial services for us and our affiliates for which they have received advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

                              INDEPENDENT AUDITORS

     The audited consolidated financial statements included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

              AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE

     We are subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended. You may read and copy any document we file at the following Commission public reference room:

                                Judiciary Plaza
                             450 Fifth Street, N.W.
                                   Room 1024
                             Washington, D.C. 20549

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the Commission at 1-800-SEC-0330. We also file information electronically with the Commission. Our electronic filings are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. To request a copy of any or all of these documents, you should write or telephone us at our principal executive office at the following address and telephone number:

                            Ameristar Casinos, Inc.
                           3773 Howard Hughes Parkway
                                Suite 490 South
                            Las Vegas, Nevada 89109
                                 (702) 567-7000
                             Attention: Controller

     This prospectus hereby incorporates by reference the following documents previously filed by Ameristar Casinos, Inc. with the Securities and Exchange
Commission:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

     - Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

     - Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

     - Proxy Statement filed with the Commission on April 30, 2001.

     - Current Report on Form 8-K dated January 4, 2001.

     - Current Report on Form 8-K dated January 12, 2001.

     - Current Report on Form 8-K dated January 19, 2001.

     - Current Report on Form 8-K dated February 5, 2001.

     - Current Report on Form 8-K dated June 26, 2001.


     - Current Report on Form 8-K dated November 26, 2001.


     Any statement contained in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is incorporated in this prospectus modifies or replaces such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide without charge to each person to whom a copy of this prospectus has been delivered, or who makes a written or oral request, a copy of any and all of the documents incorporated by reference in this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing or by telephone to us at the above address or telephone number.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AMERISTAR CASINOS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets as of December 31,
  2000 and September 30, 2001 (unaudited)...................  F-2
Condensed Consolidated Statements of Operations (unaudited)
  for the nine months ended September 30, 2000 and 2001.....  F-3
Condensed Consolidated Statements of Cash Flows (unaudited)
  for the nine months ended September 30, 2000 and 2001.....  F-4
Notes to Condensed Consolidated Financial Statements
  (unaudited)...............................................  F-5

CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Public Accountants....................  F-9
Consolidated Balance Sheets as of December 31, 1999 and
  2000......................................................  F-10
Consolidated Statements of Operations for the Years Ended
  December 31, 1998, 1999, and 2000.........................  F-11
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1998, 1999, and 2000.............  F-12
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1999, and 2000.........................  F-13
Notes to Consolidated Financial Statements..................  F-14

STATION CASINOS, INC. MISSOURI OPERATIONS
Report of Independent Public Accountants....................  F-28
Combined Balance Sheets as of December 31, 1998 and 1999....  F-29
Combined Statements of Operations for the Year Ended March
  31, 1998, the Nine Months Ended December 31, 1998, and the
  Year Ended December 31, 1999..............................  F-30
Combined Statements of Cash Flows for the Year Ended March
  31, 1998, the Nine Months Ended December 31, 1998, and the
  Year Ended December 31, 1999..............................  F-31
Notes to Combined Financial Statements......................  F-32

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  2000           2001
                                                              ------------   -------------
                                                                              (UNAUDITED)
                                          ASSETS
Current Assets:
     Cash and cash equivalents..............................    $ 36,245       $ 41,931
     Restricted cash........................................       1,590            124
     Accounts receivable, net...............................       9,731          6,647
     Income tax refund receivable...........................         125             --
     Inventories............................................       4,501          4,713
     Prepaid expenses.......................................       5,350          9,108
     Deferred income taxes..................................       2,502          3,980
     Assets held for sale...................................      73,195             --
                                                                --------       --------
          Total current assets..............................     133,239         66,503
                                                                --------       --------
     Property and Equipment, net of accumulated depreciation
      and amortization of $115,921 and $139,517,
      respectively..........................................     642,105        682,609
     Excess of Purchase Price Over Fair Market Value of Net
      Assets Acquired.......................................      86,384         84,075
     Deposits and Other Assets..............................      29,193         30,003
                                                                --------       --------
          Total Assets......................................    $890,921       $863,190
                                                                ========       ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable.......................................    $ 13,124       $  5,331
     Construction contracts payable.........................       4,493          9,755
     Accrued liabilities....................................      41,374         51,645
     Current obligations under capitalized leases...........       2,002          1,161
     Current maturities of notes payable and long-term
      debt..................................................       8,956         11,475
     Liabilities related to assets held for sale............       6,837             --
                                                                --------       --------
          Total current liabilities.........................      76,786         79,367
                                                                --------       --------
Obligations Under Capitalized Leases, net of current
  maturities................................................       3,354          2,472
                                                                --------       --------
Notes Payable and Long-Term Debt, net of current
  maturities................................................     777,121        706,709
                                                                --------       --------
Deferred Income Taxes and Other Long-Term Liabilities.......       5,616         23,644
                                                                --------       --------
Commitments and Contingencies
Stockholders' Equity:
     Preferred stock, $0.01 par value:
      Authorized -- 30,000,000 shares; Issued -- None.......          --             --
     Common stock, $0.01 par value: Authorized -- 30,000,000
      shares; Issued and outstanding -- 20,442,963 shares at
      December 31, 2000 and 20,870,045 shares at September
      30, 2001..............................................         204            209
     Additional paid-in capital.............................      43,265         44,563
     Accumulated other comprehensive loss...................          --         (2,350)
     Accumulated earnings (accumulated deficit).............     (15,425)         8,576
                                                                --------       --------
          Total stockholders' equity........................      28,044         50,998
                                                                --------       --------
          Total Liabilities and Stockholders' Equity........    $890,921       $863,190
                                                                ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                  NINE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2000       2001
                                                              --------   --------
Revenues:
     Casino.................................................  $204,898   $409,651
     Food and beverage......................................    39,910     52,351
     Rooms..................................................    13,738     17,908
     Other..................................................     8,943     13,698
                                                              --------   --------
                                                               267,489    493,608
     Less: Promotional allowances...........................    21,146     26,919
                                                              --------   --------
          Net revenues......................................   246,343    466,689
                                                              --------   --------
Operating Expenses:
     Casino.................................................    92,275    203,397
     Food and beverage......................................    25,864     34,066
     Rooms..................................................     5,168      6,053
     Other..................................................     9,031      9,136
     Selling, general and administrative....................    67,443     97,556
     Depreciation and amortization..........................    21,671     28,292
     Impairment loss on assets held for sale................    57,153         --
                                                              --------   --------
     Total operating expenses...............................   278,605    378,500
          Income (loss) from operations.....................   (32,262)    88,189
Other Income (Expense):
     Interest income........................................       129        475
     Interest expense.......................................   (20,033)   (50,839)
     Other..................................................      (846)      (143)
                                                              --------   --------
Income (Loss) Before Income Tax Provision and Cumulative
  Effect of Change in Accounting Principle..................   (53,012)    37,682
          Income tax provision (benefit)....................   (18,449)    13,546
                                                              --------   --------
Income (Loss) Before Cumulative Effect of Change in
  Accounting Principle......................................   (34,563)    24,136
Cumulative Effect of Change in Accounting
  Principle -- adoption of SFAS No. 133, net of income tax
  benefit of $73............................................        --       (135)
                                                              --------   --------
Net Income (Loss)...........................................  $(34,563)  $ 24,001
                                                              ========   ========
Earnings (Loss) Per Share:
     Income (Loss) before cumulative effect of change in
      accounting principle:
       Basic................................................  $  (1.70)  $   1.17
                                                              ========   ========
       Diluted..............................................  $  (1.70)  $   1.08
                                                              ========   ========
     Net income (Loss):
       Basic................................................  $  (1.70)  $   1.16
                                                              ========   ========
       Diluted..............................................  $  (1.70)  $   1.07
                                                              ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

                                                                  NINE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2000       2001
                                                              --------   ---------
Cash Flows from Operating Activities:
     Net income (loss)......................................  $(34,563)  $  24,001
                                                              --------   ---------
     Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
          Depreciation and amortization.....................    21,671      28,292
          Amortization of debt issuance costs and debt
            discounts.......................................       368       6,239
          Change in deferred income taxes...................   (17,628)     11,851
          Impairment loss on assets held for sale...........    57,153          --
          Net loss on disposition of assets.................       846         241
          Decrease (increase) in other current assets.......      (724)        514
          Decrease (increase) in income tax refund
            receivable......................................    (1,339)        125
          Increase (decrease) in other current
            liabilities.....................................    (6,691)      5,729
                                                              --------   ---------
     Total adjustments......................................    56,334      52,991
                                                              --------   ---------
Net cash provided by operating activities...................    21,771      76,992
                                                              --------   ---------
Cash Flows from Investing Activities:
     Capital expenditures...................................   (27,676)    (65,139)
     Increase (decrease) in construction contracts
      payable...............................................    (4,346)      5,262
     Proceeds from sale of The Reserve......................        --      71,559
     Proceeds from sale of assets (other than The
      Reserve)..............................................     1,798           3
     Increase (decrease) in deposits and other assets.......       137      (1,663)
                                                              --------   ---------
Net cash provided by (used in) investing activities.........   (30,087)     10,022
                                                              --------   ---------
Cash Flows from Financing Activities:
     Proceeds from issuance of notes payable and long-term
      debt..................................................    17,662     386,006
     Principal payments of notes payable, long-term debt and
      capitalized leases....................................    (8,952)   (461,169)
     Debt issuance costs....................................        --      (7,467)
     Proceeds from exercise of stock options................       141       1,302
                                                              --------   ---------
Net cash provided by (used in) financing activities.........     8,851     (81,328)
                                                              --------   ---------
Net Increase in Cash and Cash Equivalents...................       535       5,686
Cash and Cash Equivalents -- Beginning of Period............    15,531      36,245
                                                              --------   ---------
Cash and Cash Equivalents -- End of Period..................  $ 16,066   $  41,931
                                                              ========   =========
Supplemental Cash Flow Disclosures:
     Cash paid for interest (net of amounts capitalized)....  $ 23,146   $  41,634

  The accompanying notes are an integral part of these consolidated financial statements.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements include the accounts of Ameristar Casinos, Inc. ("Ameristar" or "ACI") and its wholly owned subsidiaries (collectively, the "Company"). Through its subsidiaries, the Company currently owns and operates six casino properties in five markets. The Company's properties consist of Ameristar Casino Hotel Kansas City, located in Kansas City, Missouri; Ameristar Casino St. Charles, located in St. Charles, Missouri serving the St. Louis metropolitan area; Ameristar Casino Hotel Council Bluffs, located in Council Bluffs, Iowa serving the Omaha, Nebraska/Council Bluffs, Iowa metropolitan area; Ameristar Casino Hotel Vicksburg, located in Vicksburg, Mississippi; and Cactus Petes Resort Casino and The Horseshu Hotel & Casino located in Jackpot, Nevada at the Idaho border. All significant intercompany transactions have been eliminated.

     The accompanying condensed consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, the condensed consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles. However, the accompanying unaudited condensed consolidated financial statements do contain all adjustments that, in the opinion of management, are necessary to present fairly the Company's financial position and its results of operations for the interim periods included therein. The interim results reflected in the condensed consolidated financial statements are not necessarily indicative of results to be expected for the full fiscal year.

     Certain reclassifications, having no effect on net income, have been made to the prior period's condensed consolidated financial statements to conform to the current period's presentation. The Company previously recorded its customers' progress toward players club points as a casino department expense. However, under the Emerging Issues Task Force ("EITF") Issue 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future" ("EITF 00-22"), this progress must now be recorded as a reduction of revenue. The Company has reclassified these charges which totaled $6.1 million for the nine months ended September 30, 2000 in accordance with EITF 00-22.

     The accompanying condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

NOTE 2 -- NOTES PAYABLE AND LONG-TERM DEBT

     The Company's principal long-term debt is comprised of $471.1 million of senior credit facilities (the "Senior Credit Facilities"), of which $330.1 million was outstanding at September 30, 2001, and $380 million in aggregate principal amount of 10.75 percent Senior Subordinated Notes due 2009 (the "Senior Subordinated Notes"). The Senior Credit Facilities consist of a $75 million revolving credit facility, a $75 million revolving credit/term loan facility and term loans A, B and C (which had $6.0 million, $3.0 million, $48.1 million, $147.0 million and $126.0 million outstanding, respectively, as of September 30, 2001). Each of these facilities bears interest at a variable rate based on LIBOR or the prime rate plus a margin. The Senior Credit Facilities and Senior Subordinated Notes contain certain affirmative and negative covenants, including restrictions on the incurrence of additional indebtedness, restrictions on dividend payments and other restrictions, and, in the case of the Senior Credit Facilities, promises to maintain certain financial ratios and tests within defined parameters. As of September 30, 2001, the Company was in compliance with all of the covenants in the Senior Credit Facilities and Senior Subordinated Notes.

     All of the Company's current subsidiaries (the "Guarantors") have jointly and severally, and fully and unconditionally, guaranteed the Senior Subordinated Notes. Each of the Guarantors is a wholly-owned

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES subsidiary of the Company, and the Guarantors constitute all of the Company's direct and indirect subsidiaries. The Company is a holding company with no operations or material assets independent of those of the Guarantors, other than its investment in the Guarantors, and the aggregate assets, liabilities, earnings and equity of the Guarantors are substantially equivalent to the assets, liabilities, earnings and equity on a consolidated basis of the Company. Separate financial statements and certain other disclosures concerning the Guarantors are not presented because, in the opinion of management, such information is not material to investors. Other than customary restrictions imposed by applicable corporate statutes, there are no restrictions on the ability of the Guarantors to transfer funds to the Company in the form of cash dividends, loans or advances.

     The Company seeks to manage interest rate risk associated with variable rate borrowings through balancing fixed-rate and variable-rate borrowings and the use of derivative financial instruments. The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which the Company adopted on January 1, 2001. SFAS No. 133 requires that derivative financial instruments be recognized as assets or liabilities, with changes in fair value affecting net income or comprehensive income. Under an interest rate swap agreement entered into in April 2001, the interest rate on $100 million of LIBOR borrowings under the Senior Credit Facilities is fixed at
5.07 percent plus the applicable margin. For the three and nine months ended September 30, 2001, the swap agreement had no effect on net income. However, the value of the swap agreement ($3.6 million) has been recorded as a liability on the Company's balance sheet, with a corresponding reduction in stockholders' equity, net of tax, recorded as accumulated other comprehensive loss as of September 30, 2001.

     Under an interest rate collar agreement, $50 million of LIBOR borrowings under the revolving credit/term loan facility and term loan A of the Senior Credit Facilities have a LIBOR floor rate of 5.39 percent and a LIBOR ceiling rate of 6.75 percent, plus the applicable margin. The collar agreement terminates on June 30, 2003. At September 30, 2001, the Company recognized the value of the collar agreement ($2.0 million) as a liability on its balance sheet. The Company also recorded $1.1 million and $1.8 million in additional interest expense during the three and nine months ended September 30, 2001, respectively. The Company recognized $0.1 million, net of tax, as a cumulative effect of change in accounting principal upon adoption of SFAS No. 133. The Company continues to monitor interest rate markets and may enter into interest rate collar or swap agreements for additional amounts of principal under the Senior Credit Facilities as market conditions warrant.

NOTE 3 -- EARNINGS PER SHARE

     The weighted average number of shares of common stock and common stock equivalent used in the computation of basic and diluted earnings per share consists of the following:

                                                                NINE MONTHS
                                                                   ENDED
                                                               SEPTEMBER 30,
                                                              ---------------
                                                               2000     2001
                                                              ------   ------
                                                                (AMOUNTS IN
                                                                THOUSANDS)
Weighted average number of shares of common stock used in
  the calculation of basic earnings per share...............  20,391   20,655
Potential dilution from the assumed exercise of stock
  options with an exercise price lower than market price....      --    1,694
                                                              ------   ------
Weighted-average number of shares of common stock and common stock equivalent (used in the calculation of diluted
  earnings per share).......................................  20,391   22,349
                                                              ======   ======

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

     For the nine months ended September 30, 2001, substantially all stock options have been included in the calculation of diluted earnings per share.

NOTE 4 -- PRO FORMA DATA

     On December 20, 2000, the Company, through two newly formed wholly owned subsidiaries, completed its acquisitions of substantially all of the assets of two gaming properties in St. Charles and Kansas City, Missouri (the "Acquisitions"). The total purchase price for the Acquisitions, net of cash acquired, was $486.8 million. The Acquisitions were financed with a portion of the proceeds from the Senior Credit Facilities and the Company's senior subordinated credit facility (which was subsequently refinanced with a portion of the proceeds of the Senior Subordinated Notes). In January 2001, the Company sold The Reserve Hotel and Casino for $71.6 million in a separate transaction.

     The following unaudited pro forma data summarizes the Company's results of operations for the periods indicated as if the Acquisitions and the sale of The Reserve had occurred at the beginning of the periods presented:

                                                                    NINE MONTHS
                                                                       ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                 2000         2001
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
Net revenues................................................   $450,868     $461,556
Net income before cumulative effect of change in accounting
  principle.................................................     18,957       24,252
Basic earnings per share....................................       0.93         1.17
Diluted earnings per share..................................       0.93         1.09

     This unaudited pro forma consolidated financial information is not necessarily indicative of what the Company's actual results would have been had the Acquisitions and the sale of The Reserve been completed on January 1, 2000 or of future financial results.

NOTE 5 -- COMPREHENSIVE INCOME (LOSS)

     Comprehensive income includes all changes in stockholders' equity from non-owner sources during each period presented. For the nine months ended September 30, 2001, comprehensive income includes changes in the fair value of the interest rate swap agreement described in Note 2 above, as follows:

                                                                   NINE MONTHS
                                                                      ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                 2000        2001
                                                              ----------   ---------
                                                              (AMOUNTS IN THOUSANDS)
Net income (loss)...........................................   $(34,563)    $24,001
Adjustment to fair value of the interest rate swap agreement
  (net of the tax effect)...................................         --      (2,350)
                                                               --------     -------
Comprehensive income (loss).................................   $(34,563)    $21,651
                                                               ========     =======

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

NOTE 6 -- RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standard Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". The primary impact on the Company is that the excess of purchase price over fair market value of the net assets acquired in connection with the Acquisitions ("goodwill") will no longer be amortized beginning January 1, 2002, the date of the adoption. Instead, goodwill will be reviewed at least annually for impairment. The Company is, however, required to complete the initial assessment of impairment by 2002.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment on Disposal of Long-Lived Assets", effective January 1, 2002. SFAS No. 144 supercedes SFAS No. 121 and portions of other accounting statements. The provisions applicable to the Company are substantially the same as those applied under SFAS No. 121 and the Company, therefore, does not believe that the adoption of SFAS No. 144 will have a material impact on its results of operations or financial position.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Ameristar Casinos, Inc.:

     We have audited the accompanying consolidated balance sheets of Ameristar Casinos, Inc. (a Nevada corporation) and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameristar Casinos, Inc. and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 28, 2001

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
                                     ASSETS
Current Assets:
     Cash and cash equivalents..............................  $ 15,531   $ 36,245
     Restricted cash........................................       142      1,590
     Accounts receivable, net...............................     1,719      9,731
     Income tax refund receivable...........................     1,450        125
     Inventories............................................     2,468      4,501
     Prepaid expenses.......................................     5,059      5,350
     Deferred income taxes..................................     3,716      2,502
     Assets held for sale...................................   129,822     73,195
                                                              --------   --------
          Total current assets..............................   159,907    133,239
                                                              --------   --------
Property and Equipment, at cost:
     Buildings and improvements.............................   202,079    415,761
     Building under capitalized lease.......................       800         --
     Furniture, fixtures and equipment......................    69,251    135,894
     Furniture, fixtures and equipment under capitalized
      leases................................................     3,785      8,317
                                                              --------   --------
                                                               275,915    559,972
          Less: Accumulated depreciation and amortization...    95,918    115,921
                                                              --------   --------
                                                               179,997    444,051
     Land...................................................    15,210     43,173
     Land under capitalized leases..........................     4,865         --
     Construction in progress...............................    14,639    154,881
                                                              --------   --------
          Total property and equipment......................   214,711    642,105
                                                              --------   --------
Excess of Purchase Price Over Fair Market Value of Net
  Assets Acquired...........................................        --     86,384
                                                              --------   --------
Deposits And Other Assets...................................     4,027     29,193
                                                              --------   --------
          Total Assets......................................  $378,645   $890,921
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable.......................................  $  9,205   $ 13,124
     Construction contracts payable.........................     6,341      4,493
     Accrued liabilities....................................    27,725     41,374
     Current obligations under capitalized leases...........       782      2,002
     Current maturities of notes payable and long-term
      debt..................................................    10,615      8,956
     Liabilities related to assets held for sale............     7,443      6,837
                                                              --------   --------
          Total current liabilities.........................    62,111     76,786
                                                              --------   --------
Obligations Under Capitalized Leases, net of current
  maturities................................................     7,038      3,354
                                                              --------   --------
Notes Payable and Long-Term Debt, net of current
  maturities................................................   231,853    777,121
                                                              --------   --------
Deferred Income Taxes.......................................     9,474      5,616
                                                              --------   --------
Commitments and Contingencies
Stockholders' Equity:
     Preferred stock, $0.01 par value:
      Authorized -- 30,000,000 shares; Issued -- None.......        --         --
     Common stock, $0.01 par value: Authorized -- 30,000,000
      shares; Issued and outstanding -- 20,375,264 shares at
      December 31, 1999 and 20,442,963 shares at December
      31, 2000..............................................       204        204
     Additional paid-in capital.............................    43,083     43,265
     Retained earnings (Accumulated deficit)................    24,882    (15,425)
                                                              --------   --------
          Total stockholders' equity........................    68,169     28,044
                                                              --------   --------
          Total Liabilities and Stockholders' Equity........  $378,645   $890,921
                                                              ========   ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Revenues:
     Casino.................................................  $210,968   $240,445   $278,567
     Food and beverage......................................    45,853     49,142     53,653
     Rooms..................................................    14,201     17,257     18,121
     Other..................................................    10,401     11,089     12,018
                                                              --------   --------   --------
                                                               281,423    317,933    362,359
     Less: Promotional allowances...........................    22,092     24,618     28,224
                                                              --------   --------   --------
          Net revenues......................................   259,331    293,315    334,135
                                                              --------   --------   --------
Operating Expenses:
     Casino.................................................    98,036    107,386    127,077
     Food and beverage......................................    31,698     33,207     35,135
     Rooms..................................................     5,809      6,372      6,944
     Other..................................................    10,044     10,203     12,257
     Selling, general and administrative....................    75,604     86,142     90,416
     Depreciation and amortization..........................    24,191     24,460     27,784
     Preopening costs.......................................    10,611         --         --
     Impairment loss on assets held for sale................        --         --     57,153
                                                              --------   --------   --------
          Total operating expenses..........................   255,993    267,770    356,766
                                                              --------   --------   --------
          Income (loss) from operations.....................     3,338     25,545    (22,631)
Other Income (Expense):
     Interest income........................................       296        300        161
     Interest expense.......................................   (22,699)   (24,449)   (28,316)
     Other..................................................       (13)      (851)      (942)
                                                              --------   --------   --------
Income (Loss) Before Income Tax Provision (Benefit).........   (19,078)       545    (51,728)
     Income tax provision (benefit).........................    (6,363)       340    (17,981)
                                                              --------   --------   --------
Income (Loss) Before Extraordinary Loss.....................   (12,715)       205    (33,747)
Extraordinary Loss on Early Retirement of Debt, net of
  income tax benefit of $3,479..............................        --         --      6,560
                                                              --------   --------   --------
Net Income (Loss)...........................................  $(12,715)  $    205   $(40,307)
                                                              ========   ========   ========
Earnings (Loss) per Share:
     Income (loss) before extraordinary loss Basic and
       diluted..............................................  $  (0.62)  $   0.01   $  (1.65)
     Net income (loss) Basic and diluted....................  $  (0.62)  $   0.01   $  (1.98)
Weighted Average Shares Outstanding.........................    20,360     20,362     20,401

  The accompanying notes are an integral part of these consolidated financial statements.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                            CAPITAL STOCK                      RETAINED
                                         --------------------   ADDITIONAL     EARNINGS
                                           NO. OF                PAID-IN     (ACCUMULATED
                                           SHARES     BALANCE    CAPITAL       DEFICIT)      TOTAL
                                         ----------   -------   ----------   ------------   --------
Balance, December 31, 1997.............  20,360,000    $204      $43,043       $ 37,392     $ 80,639
     Net loss..........................          --      --           --        (12,715)     (12,715)
                                         ----------    ----      -------       --------     --------
Balance, December 31, 1998.............  20,360,000     204       43,043         24,677       67,924
     Net income........................          --      --           --            205          205
     Issuance of shares upon exercise
       of stock options................      15,264      --           40             --           40
                                         ----------    ----      -------       --------     --------
Balance, December 31, 1999.............  20,375,264     204       43,083         24,882       68,169
                                         ----------    ----      -------       --------     --------
     Net loss..........................          --      --           --        (40,307)     (40,307)
     Issuance of shares upon exercise
       of stock options................      67,699      --          182             --          182
                                         ----------    ----      -------       --------     --------
Balance, December 31, 2000.............  20,442,963    $204      $43,265       $(15,425)    $ 28,044
                                         ==========    ====      =======       ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1998       1999       2000
                                                              --------   --------   ---------
Cash Flows from Operating Activities:
  Net income (loss).........................................  $(12,715)  $    205   $ (40,307)
                                                              --------   --------   ---------
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................    24,191     24,460      27,784
     Change in deferred income taxes........................    (3,898)     2,166     (20,682)
     Net loss on disposition of assets......................        11        852         942
     Amortization of debt issuance costs....................       661        668         734
     Preopening costs.......................................    10,611         --          --
     Extraordinary loss on early retirement of debt.........        --         --      10,039
     Impairment loss on assets held for sale................        --         --      57,153
     Changes in current assets and liabilities:
       Restricted cash......................................        34        (24)     (1,448)
       Accounts receivable, net.............................       561       (590)       (346)
       Income taxes, net....................................      (712)     1,365       1,325
       Inventories..........................................    (1,314)      (231)     (1,124)
       Prepaid expenses.....................................      (669)      (593)       (451)
       Accounts payable.....................................     1,552      2,865       3,920
       Accrued liabilities..................................     4,810      3,144       1,297
                                                              --------   --------   ---------
          Total adjustments.................................    35,838     34,082      79,143
                                                              --------   --------   ---------
Net cash provided by operating activities...................    23,123     34,287      38,836
                                                              --------   --------   ---------
Cash Flows from Investing Activities:
  Acquisition of Missouri properties, net of cash
     acquired...............................................        --         --    (486,800)
  Capital expenditures......................................   (32,312)   (57,590)    (33,357)
  Increase (decrease) in construction contracts payable.....   (18,478)     5,444      (1,848)
  Proceeds from sale of assets..............................        --      2,029       1,838
  Decrease (increase) in deposits and other assets..........    (3,073)        69      (1,039)
                                                              --------   --------   ---------
Net cash used in investing activities.......................   (53,863)   (50,048)   (521,206)
                                                              --------   --------   ---------
Cash Flows from Financing Activities:
  Proceeds from issuance of long-term debt..................  $ 42,606   $ 19,047   $ 788,227
  Debt issuance costs.......................................        --         --     (20,838)
  Principal payments of long-term debt and capitalized
     leases.................................................    (6,688)    (6,004)   (264,487)
  Proceeds from exercise of stock options...................        --         40         182
                                                              --------   --------   ---------
Net cash provided by financing activities...................    35,918     13,083     503,084
                                                              --------   --------   ---------
Net Increase (Decrease) in Cash and Cash Equivalents........     5,178     (2,678)     20,714
Cash and Cash Equivalents Beginning of Year.................    13,031     18,209      15,531
                                                              --------   --------   ---------
Cash and Cash Equivalents End of Year.......................  $ 18,209   $ 15,531   $  36,245
                                                              ========   ========   =========
Supplemental Cash Flow Disclosures:
  Cash paid for interest, net of amounts capitalized........  $ 22,515   $ 23,474   $  30,946
  Income taxes paid (refunds received)......................       350     (3,192)     (2,162)
Noncash Investing and Financing Activities:
  Acquisition of assets with capital leases.................  $  7,180   $    153   $   4,531
  Acquisition of assets with notes payable..................        --         --       3,641

  The accompanying notes are an integral part of these consolidated financial statements.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

     The consolidated financial statements of Ameristar Casinos, Inc., a Nevada corporation ("ACI" or the "Company"), include the accounts of the Company and its wholly-owned subsidiaries, Cactus Pete's, Inc. ("CPI"), Ameristar Casino Vicksburg, Inc. ("ACVI"), Ameristar Casino Council Bluffs, Inc. ("ACCBI"), Ameristar Casino Las Vegas, Inc. ("ACLVI"), Ameristar Casino St. Louis, Inc. ("ACSLI"), Ameristar Casino St. Charles, Inc. ("ACSCI"), Ameristar Casino Kansas City, Inc. ("ACKCI") and A.C. Food Services, Inc. ("ACFSI"). ACSCI and ACKCI were formed in October 2000 to complete the acquisitions of two properties in St. Charles and Kansas City, Missouri, as described more fully in Note 10. ACSLI was formed in October 1999 to pursue a gaming license in South St. Louis County, Missouri. On December 20, 2000, AC Hotel Corp, a wholly owned subsidiary of ACVI, merged with and into ACVI and ceased to exist.

     CPI owns and operates two casino-hotels in Jackpot, Nevada -- Cactus Petes Resort Casino and The Horseshu Hotel and Casino. ACVI owns and operates Ameristar Casino Hotel Vicksburg, a riverboat-themed dockside casino and related hotel and other land-based facilities in Vicksburg, Mississippi. ACCBI owns and operates Ameristar Hotel Casino Council Bluffs, a riverboat casino and related hotel and other land-based facilities in Council Bluffs, Iowa that serves the Council Bluffs and Omaha, Nebraska metropolitan area. ACSCI owns a riverboat casino in St. Charles, Missouri that serves the St. Louis metropolitan area. ACKCI owns a master-planned gaming and entertainment facility in Kansas City, Missouri, which features a casino, hotel, cinema multiplex and restaurants. ACLVI owned and operated The Reserve Hotel Casino in Henderson, Nevada, in metropolitan Las Vegas, until it sold the property in January 2001.

     The gaming licenses granted to ACSCI, ACKCI, ACVI and ACCBI must be periodically renewed by the respective state gaming authorities to continue gaming operations. In addition, ACCBI's gaming operations are subject to a county-wide reauthorizing referendum every eight years, commencing in 2002.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated from the accompanying consolidated financial statements.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market, due to the short-term maturities of these instruments.

     Accounts Receivable

     Gaming receivables are included as part of the Company's accounts receivable balance. An allowance of $731,000 and $629,000 at December 31, 1999 and 2000, respectively, has been applied to reduce receivables to amounts anticipated to be collected.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

     Inventories

     Inventories are stated at the lower of cost or market. Cost is determined principally on the weighted average basis.

     Depreciation and Capitalization

     Property and equipment are recorded at cost, including interest charged on funds borrowed to finance construction. Interest of $1,434,000, $561,000 and $1,359,000 was capitalized for the years ended December 31, 1998, 1999 and 2000, respectively. Betterments, renewals and repairs that extend the life of an asset are capitalized. Ordinary maintenance and repairs are charged to expense as incurred. For major renovation projects, assets to be disposed of are identified and the Company writes down the value of these assets to realizable value when disposed of. Costs of major renovation projects are capitalized in accordance with existing policies.

     Depreciation is provided on both the straight-line and accelerated methods in amounts sufficient to relate the cost of depreciable assets to operations. Amortization of building and furniture, fixtures and equipment under capitalized leases is provided over the shorter of the estimated useful life of the asset or the term of the associated lease (including lease renewal or purchase options the Company expects to exercise). Depreciation and amortization is provided over the following estimated useful lives:

Buildings and improvements..................................   5 to 40 years
Building under capitalized lease............................   39 years
Furniture, fixtures and equipment...........................   3 to 15 years
Furniture, fixtures and equipment under capitalized
  leases....................................................   3 to 5 years

     Impairment of Long-Lived Assets

     The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company reviews long-lived assets for such events or changes in circumstances at each balance sheet date. If a long-lived asset is to be held and used, the Company assesses recoverability based on the future undiscounted cash flows of the related asset over the remaining life compared to the asset's book value. If an impairment exists, the asset is written down to fair value, based on quoted market prices or another valuation technique, such as discounted cash flow analysis.

     If a long-lived asset is to be sold, the asset is reported at the lower of carrying amount or fair value less cost to sell, with fair value measured as discussed above. The Company recognized an impairment loss related to the sale of The Reserve Hotel Casino in 2000, as discussed more fully in Note 11.

     Debt Issuance Costs

     Debt issuance costs are capitalized and amortized to interest expense using the effective interest method or a method that approximates the effective interest method over the term of the related debt instrument.

     Excess of Purchase Price Over Fair Market Value of Net Assets Acquired

     The excess of purchase price over fair market value of net assets acquired is amortized over its estimated useful life.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

     Gaming Revenues and Promotional Allowances

     In accordance with industry practice, the Company recognizes as gaming revenues the net win from gaming activities, which is the difference between gaming wins and losses. Gross revenues include the retail value of complimentary food, beverage and lodging services furnished to customers. The retail value of these promotional allowances is deducted to compute net revenues. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses and consist of the following:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1998      1999      2000
                                                          -------   -------   -------
                                                            (AMOUNTS IN THOUSANDS)
Food and beverage.......................................  $20,399   $20,189   $20,552
Room....................................................    1,024     1,336     1,089
Other...................................................      958     1,382     1,303
                                                          -------   -------   -------
                                                          $22,381   $22,907   $22,944
                                                          =======   =======   =======

     Advertising

     The Company expenses advertising costs the first time the advertising takes place. Advertising expense included in selling, general and administrative expenses was approximately $9,966,000, $10,690,000 and $11,564,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

     Preopening Costs and Business Development Expenses

     Preopening costs primarily represent direct personnel and other operating costs incurred prior to the opening of new facilities. The Company changed its method for accounting for preopening costs effective January 1, 1999 in accordance with American Institute of Certified Public Accountants issued Statement of Position No. 98-5 "Reporting on the Costs of Start-up Activities." Prior to 1999, the Company capitalized preopening costs and expensed such costs upon the commencement of operations. The adoption of SOP 98-5 did not have a material impact on the Company's operations in 1999 or 2000 since the Company was not developing any new facilities.

     Business development expenses are general costs incurred in connection with identifying, evaluating and pursuing opportunities to expand into existing or emerging gaming jurisdictions. Such costs include, among others, legal fees, land option payments and fees for applications filed with regulatory agencies and are expensed as incurred.

     Federal Income Taxes

     Income taxes are recorded in accordance with SFAS 109, "Accounting for Income Taxes." SFAS 109 requires recognition of deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     Earnings Per Share

     The Company calculates earnings per share in accordance with SFAS 128, "Earnings Per Share". Basic earnings per share are computed by dividing reported earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the additional dilution for

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES all potentially dilutive securities such as stock options. All outstanding stock options were excluded from the calculation of diluted earnings per share for the periods presented because the effect of including the options would have been anti-dilutive in 1998 and 2000 and the dilutive effect was not significant in 1999.

     Reclassifications

     Certain reclassifications, having no effect on net income, have been made to the prior period's consolidated financial statements to conform to the current period's presentation. The Company previously recorded its customers' progress toward players club points as a casino department expense. However, under the Emerging Issues Task Force Issue 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future" ("EITF 00-22"), this progress must now be recorded as a reduction of revenue. The Company has reclassified these charges which totaled $5.4 million, $7.0 million and $7.9 million for the years ended December 31, 1998, 1999 and 2000, respectively in accordance with EITF 00-22.

NOTE 3 -- ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      2000
                                                              -------   -------
                                                                 (AMOUNTS IN
                                                                 THOUSANDS)
Compensation and related benefits...........................  $ 7,457   $12,643
Taxes other than income taxes...............................    5,822     8,089
Players' clubs..............................................    1,693     6,220
Progressive slot machine jackpots...........................    1,009     4,638
Interest....................................................    6,320     2,986
Deposits and other accruals.................................    5,424     6,798
                                                              -------   -------
                                                              $27,725   $41,374
                                                              =======   =======

NOTE 4 -- FEDERAL INCOME TAXES

     The provision (benefit) for income taxes consists of the following:

                                                            YEARS ENDED DECEMBER 31,
                                                            -------------------------
                                                             1998     1999     2000
                                                            -------   ----   --------
                                                             (AMOUNTS IN THOUSANDS)
Income from continuing operations.........................  $(6,363)  $340   $(17,981)
Tax benefit from extraordinary item.......................       --     --     (3,479)
                                                            -------   ----   --------
                                                            $(6,363)  $340   $(21,460)
                                                            =======   ====   ========

     The components of the income tax provision (benefit) are as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1998      1999       2000
                                                         -------   -------   --------
                                                            (AMOUNTS IN THOUSANDS)
Current................................................  $(5,312)  $(1,250)  $     --
Deferred...............................................   (1,051)    1,590    (21,460)
                                                         -------   -------   --------
                                                         $(6,363)  $   340   $(21,460)
                                                         =======   =======   ========

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

     The reconciliation of income tax at the federal statutory rates to the Company's effective tax rates is as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               1998     1999      2000
                                                              ------    -----    ------
Federal statutory rate......................................  (34.0)%   34.0%    (35.0)%
Nondeductible political and lobbying costs..................    0.2     11.0        --
Nondeductible meals and entertainment.......................    0.1      4.2       0.1
Other nondeductible expenses................................    0.3     13.2       0.2
                                                              -----     ----     -----
                                                              (33.4)%   62.4%    (34.7)%
                                                              =====     ====     =====

     Under SFAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liability consisted of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         2000
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
Deferred tax assets:
     Preopening costs.......................................   $  3,019     $  1,691
     Accrued book expenses not currently deductible.........      2,757        2,465
     Alternative minimum tax credit.........................      2,882        2,045
     Net operating loss carry forward.......................     10,433       20,710
     Impairment loss on assets held for sale................         --       20,004
     Other..................................................      1,252          739
                                                               --------     --------
          Total deferred tax assets.........................     20,343       47,654
                                                               --------     --------
Deferred tax liabilities:
     Temporary differences related to property and
       equipment............................................    (22,937)     (47,021)
     Other..................................................     (3,163)      (3,747)
                                                               --------     --------
          Total deferred tax liabilities....................    (26,100)     (50,768)
                                                               --------     --------
Net deferred tax liability..................................   $ (5,757)    $ (3,114)
                                                               ========     ========

The excess of the alternative minimum tax over regular federal income tax is a tax credit which can be carried forward indefinitely to reduce future federal income tax liabilities. At December 31, 2000, the Company has available $60,264,000 of unused operating loss carryforwards that may be applied against future taxable income. The unused operating loss carryforwards will expire in 2018 through 2020. No valuation allowance has been provided against deferred tax assets as the Company believes it is more likely than not that deferred tax assets are realizable based on expected future taxable income.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

NOTE 5 -- NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable and long-term debt consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         2000
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
Senior Credit Facilities, secured by first priority security interest in substantially all real and personal property
  assets of ACI and its subsidiaries, consisting the
  following facilities:
     Revolving Credit Facility, at variable interest (11.8
      percent at December 31, 2000), with interest due at
      two-week to six-month periods (as elected by the
      Company), through December 20, 2005...................         --     $ 75,000
     Term Loan A, at variable interest (11.8 percent at
      December 31, 2000), with interest due at two-week to
      six-month periods (as elected by the Company),
      principal due quarterly, through December 20, 2005....         --       75,000
     Term Loan B, at variable interest (12.3 percent at
      December 31, 2000), with interest due at two-week to
      six-month periods (as elected by the Company),
      principal due quarterly, through December 20, 2006....         --      175,000
     Term Loan C, with variable interest (12.5 percent at
      December 31, 2000), with interest due at two-week to
      six-month periods (as elected by the Company),
      principal due quarterly, through December 20, 2007....         --      150,000
Senior Subordinated Credit Facility, unsecured, variable
  interest (11.0 percent at December 31, 2000), payable
  quarterly, principal due June 20, 2008....................         --      300,000
Previous Revolving Credit Facility..........................    107,000           --
10.5 percent Senior Subordinated Notes, interest only
  payable semiannually, principal due August 2004...........    100,000           --
Notes payable to former stockholders of Gem Gaming, Inc.,
  with interest at 8.0 percent, interest payable quarterly,
  due December 2004.........................................     25,650           --
Other.......................................................      9,818       11,077
                                                               --------     --------
                                                                242,468      786,077
Less: Current maturities....................................     10,615        8,956
                                                               --------     --------
                                                               $231,853     $777,121
                                                               ========     ========

     On December 20, 2000, the Company refinanced substantially all of its long-term debt with new $575 million senior credit facilities provided by a group of lenders led by affiliates of Deutsche Bank AG and a $300 million senior subordinated credit facility provided by a group of lenders also led by affiliates of Deutsche Bank AG. In connection with the refinancing, the Company repurchased through a tender offer $100 million in aggregate principal amount of its 10.5 percent senior subordinated notes due 2004 and repaid and terminated its previous $115 million revolving credit facility and approximately $30.2 million of other indebtedness. As a result of the early repurchase of the 10.5 percent senior subordinated notes and the early termination of the Company's previous revolving credit facility, the Company incurred an extraordinary charge of $6,560,000 (net of associated tax benefit of $3,479,000), comprised of the premium paid to the noteholders, unamortized discount on the notes and the write-off of related loan costs and fees.

     The Company's new senior credit facilities consist of a revolving credit facility, a revolving credit /term loan facility and term loans A, B and C. Each of these facilities bears interest at a variable rate based on LIBOR or the prime rate plus a margin. For the revolving credit facility, the revolving credit /term loan facility and the term loan A, the interest rate margin fluctuates based on our leverage ratio,

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES which is the ratio of our consolidated debt to latest twelve months EBITDA, as defined, and ranges from 1.50 percent to 3.25 percent in the case of Eurodollar loans and from 0.50 percent to 2.25 percent in the case of base rate loans. For term loans B and C, the margins are fixed at 3.75 percent and 4.00 percent, respectively, in the case of Eurodollar loans, and at 2.75 percent and 3.00 percent, respectively, in the case of base rate loans.

     The new senior credit facilities contain certain affirmative and negative covenants, including restrictions on the incurrence of additional indebtedness, restrictions on dividend payments and other restrictions, as well as promises to maintain certain financial ratios and tests within defined parameters. As of December 31, 2000 the Company was limited to a 3.25:1 senior debt ratio, defined as senior debt divided by EBITDA (as defined). The Company was also limited to a 5.25:1 total debt ratio, defined as consolidated debt divided by EBITDA, as of the same date. As of December 31, 2000, the Company's senior debt and total debt ratios were 2.66 and 4.75, respectively.

     As of December 31, 2000, the Company was required to maintain a minimum fixed charge coverage ratio (EBITDA divided by fixed charges, as defined) of 1.50:1. As of December 31, 2000, the Company's fixed charge coverage ratio was
1.84. The senior credit facilities also limit the Company's aggregate capital expenditures in each year. For the period from December 20, 2000 through December 31, 2001, the Company is limited to a maximum of $26 million of capital expenditures in addition to capital expenditures of $110 million in connection with the construction of the new casino and entertainment complex at the St. Charles property, $9.5 million in connection with the ongoing renovation project at Ameristar Casino Hotel Vicksburg and $8.0 million in connection with the ongoing renovation project at Ameristar Casino Hotel Council Bluffs. The senior credit facilities also require the Company to maintain a consolidated tangible net worth (as defined) of at least $23 million plus 50 percent of net income (without any reduction for net losses) as of the end of each quarter plus net proceeds of certain future equity offerings. As of December 31, 2000, the Company's consolidated tangible net worth was $5.0 million more than required by this covenant.

     In 1997, the Company entered into an interest rate collar agreement with Wells Fargo Bank to manage interest expense, which is subject to fluctuation due to the variable-rate nature of the debt under the Company's senior credit facilities. Under the agreement, which covered $50.0 million of the borrowings under the previous credit facility and covers $50 million of the LIBOR borrowings under the revolving credit/term loan facility and the term loan A, the Company has a LIBOR floor rate of 5.39 percent and a LIBOR ceiling rate of
6.75 percent, plus the applicable margin. In 1999 and 2000, the Company paid approximately $49,000 and $0, respectively, in additional interest as a result of this agreement. The agreement terminates on June 30, 2003.

     On February 2, 2001, the Company issued $380 million in aggregate principal amount of 10 3/4% Senior Subordinated Notes due 2009. The notes were issued at a discount to yield 11.0 percent. The net proceeds of the offering were used (1) to repay the $300 million in principal amount outstanding under the Company's senior subordinated credit facility and accrued interest thereon, (2) to partially repay and permanently reduce the term loan B and the term loan C under the Company's senior credit facilities by a total of $50 million, (3) to partially repay the revolving credit facility under the Company's senior credit facilities and (4) for working capital purposes. The 10 3/4% Senior Subordinated Notes due 2009 are unsecured, and are guaranteed by each of the Company's subsidiaries and rank junior to all of the Company's existing and future senior debt, including borrowings under the Company's senior credit facilities. Pursuant to the terms of a registration rights agreement, the Company expects to offer to exchange the notes with notes having substantially identical terms that have been registered with the Securities and Exchange Commission. The unamortized debt issuance costs related to the senior subordinated credit facility totaled $2.3 million at the date of that facility's termination and will result in an extraordinary loss on extinguishment of debt in 2001.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

     The 10 3/4% Senior Subordinated Notes were issued by the Company, and all of the Company's current subsidiaries (the "Guarantors") have jointly and severally, and fully and unconditionally, guaranteed the notes. Each of the Guarantors is a wholly owned subsidiary of the Company, and the Guarantors constitute all of the Company's direct and indirect subsidiaries. The Company is a holding company with no operations or material assets independent of those of the Guarantors, other than its investment in the Guarantors, and the aggregate assets, liabilities, earnings and equity of the Guarantors are substantially equivalent to the assets, liabilities, earnings and equity on a consolidated basis of the Company. Separate financial statements and certain other disclosures concerning the Guarantors are not presented because, in the opinion of management, such information is not material to investors. Other than customary restrictions imposed by applicable corporate statutes, there are no restrictions on the ability of the Guarantors to transfer funds to the Company in the form of cash dividends, loans or advances.

     At December 31, 2000, the book value of the Company's long-term debt approximates fair value due to the predominantly variable-rate nature of the obligations. Also, fixed rate obligations are at rates that approximate the Company's incremental borrowing rate for debt with similar terms and remaining maturities.

     Maturities of the Company's borrowings for the next five years as of December 31, 2000 are as follows (amounts in thousands):

2001........................................................   $  8,956
2002........................................................     11,801
2003........................................................     19,409
2004........................................................     26,842
2005........................................................    104,733
Thereafter..................................................    614,336
                                                               --------
Total.......................................................   $786,077
                                                               ========

NOTE 6 -- LEASES

     Capital leases

     The Company has various capital leases for slot machines, restaurant equipment, and computer and other equipment. These leases have interest rates ranging from 5.1% to 11.7% and require aggregate monthly payments of $183,500 at December 31, 2000.

     Future minimum lease payments required under capitalized leases for the five years subsequent to December 31, 2000 are as follows (amounts in thousands):

2001........................................................   $2,442
2002........................................................    1,459
2003........................................................    1,396
2004........................................................      786
2005........................................................       25
Thereafter..................................................      454
                                                               ------
                                                                6,562
Less: Amount representing interest..........................    1,206
                                                               ------
Present value of minimum lease payments.....................   $5,356
                                                               ======

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

     Operating leases

     ACCBI, as lessor, has leased a portion of the Ameristar Casino Hotel Council Bluffs site to an affiliate of an independent hospitality company, which operates a 188-room hotel on the property. ACCBI has leased another portion of the Ameristar Casino Hotel Council Bluffs site to another affiliate of this independent hospitality company for the operation of a 96-room hotel on the property. Rental income recognized in the years-ended December 31, 1998, 1999 and 2000 was $60,000, $60,000 and $67,500, respectively.

     ACI leases office space in Las Vegas, Nevada to serve as its corporate offices. Monthly payments are approximately $63,000 plus the Company's share of certain common area maintenance expenses. Payments under the leases are subject to annual escalation clauses corresponding to increases in the cost of living. The Company recorded rental expense of approximately $533,000, $552,000 and $596,000 under these leases in the years ended December 31, 1998, 1999 and 2000, respectively.

     The Company entered into a three-year lease (with renewal options for an additional 24 years) for land on which Ameristar Casino Hotel Vicksburg is situated. The lease initially requires quarterly payments of approximately $20,000. The lease contains a purchase option exercisable at various times during the term of the lease.

NOTE 7 -- BENEFIT PLANS

     401(k) plan

     The Company maintains a defined contribution 401(k) plan which covers all employees who meet certain age and length of service requirements and allows an employer contribution up to 50 percent of the first four percent of each participating employee's compensation. Plan participants can elect to defer before-tax compensation through payroll deductions. These deferrals are regulated under Section 401(k) of the Internal Revenue Code. The Company's matching contributions were $485,000, $585,000, and $586,000 for the fiscal years ended December 31, 1998, 1999 and 2000 respectively.

     Insurance plan

     The Company has a qualified employee insurance plan covering all employees who work an average of 32 hours or more per week on a regular basis. The plan requires contributions from eligible employees and their dependents. The Company's contribution expense for the plan was approximately $5.0 million, $7.5 million and $9.8 million for the years ended December 31, 1998, 1999 and 2000, respectively.

     Stock Option Plans

     The Company has various stock incentive plans for directors, officers, employees, consultants and advisers of the Company. The plans permit grants of options to purchase common stock intended to qualify as incentive stock options or non-qualified stock options and also provides for grants of restricted stock. The maximum number of shares available for issuance under the plans is 4.6 million, subject to certain limitations. To date, the Company has not granted any awards of restricted stock. The Compensation Committee of the Board of Directors administers the plans and has broad discretion to establish the terms of stock option awards, including without limitation the power to set the term (up to 10 years), vesting schedule and exercise price of stock option awards.

     In December 1998, certain stock options granted under the plans were amended to reduce the per share exercise prices to $2.64 (the market price on the date of amendment) from initial exercise prices ranging from $2.78 to $6.13. No other terms of these stock options were amended.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

     In December 2000, in connection with the Company's acquisitions of two properties in Missouri (see Note 10), the Company granted 675,000 options to four members of the Missouri properties' senior management team. These options have an exercise price of $4.64 per share and the market price on the date of grant was $5.56 per share. Therefore, compensation expense of $623,000 will be recognized over the vesting period of the options based on the difference between the exercise price and fair market value. Options to purchase 270,000 shares vest equally over a four year period from January 1, 2002 through December 31, 2005. The remaining options vest on December 31, 2007, subject to acceleration through December 2005 if the Missouri properties meet certain performance targets (as established by the Board of Directors or, in its discretion, by a Committee of the Board of Directors).

     Summarized information for the Company's stock option plans is as follows:

                                                      YEARS ENDED DECEMBER 31,
                                 ------------------------------------------------------------------
                                         1998                   1999                   2000
                                 --------------------   --------------------   --------------------
                                             WEIGHTED               WEIGHTED               WEIGHTED
                                             AVERAGE                AVERAGE                AVERAGE
                                             EXERCISE               EXERCISE               EXERCISE
                                  OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
                                 ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of
  year.........................    594,500    $6.12     1,140,110    $2.68     1,441,510    $2.99
Granted........................    833,610     2.69       579,170     3.52     1,969,542     4.67
Exercised......................         --       --       (15,264)    2.64       (67,699)    2.69
Canceled.......................   (288,000)    6.22      (262,506)    2.86      (119,374)    2.25
                                 ---------    -----     ---------    -----     ---------    -----
Outstanding at end of year.....  1,140,110    $2.68     1,441,510    $2.99     3,223,979    $4.05
                                 =========    =====     =========    =====     =========    =====
Options exercisable at end of
  year.........................    184,300    $2.75       382,184    $2.78       608,632    $3.06
Options available for grant....    467,890              1,158,490              1,293,058

     Following is a summary of the status of options outstanding at December 31, 2000:

                                                   OUTSTANDING OPTIONS          EXERCISABLE OPTIONS
                                            ---------------------------------   --------------------
                                                         WEIGHTED    WEIGHTED              WEIGHTED
                                                         AVERAGE     AVERAGE                AVERAGE
                                                        REMAINING    EXERCISE              EXERCISE
           EXERCISE PRICE RANGE              NUMBER        LIFE       PRICE      NUMBER      PRICE
           --------------------             ---------   ----------   --------   --------   ---------
$2.64.....................................    792,967   6.9 years     $ 2.64    461,688     $ 2.64
$2.75 - $4.59.............................    788,671   8.9             3.73    103,944       3.48
$4.64.....................................    675,000   10.0            4.64         --         --
$4.72 - $6.75.............................    965,341   9.6             5.04     41,000       6.10
$16.00....................................      2,000   3.2            16.00      2,000      16.00
                                            ---------                           -------
                                            3,223,979                           608,632
                                            =========                           =======

     The Company accounts for its stock option plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under SFAS No. 123, "Accounting for Stock-Based Compensation", all employee stock option grants are considered compensatory. SFAS No. 123 is effective for fiscal years beginning after 1995 and provides, among other things, that companies may elect to account for employee stock options using APB 25. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts in the following table. The table also discloses the weighted average assumptions used in estimating the fair value of each option grant on the date of grant using the Black-Scholes option pricing model and the estimated weighted average fair value of the

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES options granted. The model assumes no expected future dividend payments on the Company's common stock for the options granted in 1998, 1999 and 2000.

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                           1998      1999      2000
                                                         --------   ------   --------
                                                            (AMOUNTS IN THOUSANDS,
                                                            EXCEPT PER SHARE DATA)
Net income (loss):
     As reported.......................................  $(12,715)  $  205   $(40,307)
     Pro forma.........................................   (13,002)    (246)   (40,989)
Basic and diluted earnings (loss) per share:
     As reported.......................................  $  (0.62)  $ 0.01   $  (1.98)
     Pro forma.........................................     (0.64)   (0.01)     (2.01)
Weighted average assumptions:
     Expected stock price volatility...................        58%      58%        54%
     Risk-free interest rate...........................       4.5%     5.8%       5.6%
     Expected option lives (years).....................         5        5          5
     Estimated fair value of options granted...........  $   1.18   $ 1.94   $   2.73

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

  Litigation

     E.L. Pennebaker, Jr., et al. v. Ameristar Casinos, Inc., et al. On February 23, 1998, E.L. Pennebaker, Jr. filed a complaint in the Circuit Court of Pike County, Mississippi against the Company and other parties (the "Pennebaker case"). The complaint was amended in February 1998 to add James F. Belisle, Multi Gaming Management, Inc. and Multi Gaming Management of Mississippi, Inc. as additional plaintiffs. The plaintiffs are property owners or claim to have contract rights in a proposed casino/racetrack development along the Big Black River in Warren County, Mississippi. They allege they would have profited if the Mississippi Gaming Commission had found suitable for a casino a location along that river that was controlled by Horseshoe Gaming, Inc. or its affiliates. The plaintiffs allege the defendants conducted an aggressive campaign in opposition to the application of Horseshoe Gaming, Inc. for a gaming site on the Big Black River, in violation of the antitrust laws and the gaming laws of Mississippi. The plaintiffs also allege that the defendants tortuously interfered with the plaintiffs' business relations. The plaintiffs allege compensatory damages of $38 million and punitive damages of $200 million.

     The trial in this case was held in October 1999, following which the jury rendered joint and several verdicts in favor of the plaintiffs against the Company and other defendants, on the conspiracy count and on the restraint of trade and tortuously interference counts. The net damages awarded to the plaintiffs total $3,792,000, of which the Company's pro rata portion is $1,685,333. These damages are compensatory only as the court did not allow the jury to consider an award of punitive damages. The Company and the other defendants have appealed the case to the Mississippi Supreme Court, and the Company otherwise intends to vigorously defend against the plaintiffs' claims. Post-judgment interest on the damages will accrue at the rate of 8 percent per annum, and if an appeal is unsuccessful, the plaintiffs would also be entitled to a premium of 15% of the damages amount.

     Mr. Pennebaker has also filed a petition with the Mississippi Gaming Commission requesting that the Mississippi Gaming Commission order the Company and the other defendants, to stop opposing the approval and construction of a casino on the Big Black River. The Company has been advised that no action is required by it in connection with this petition unless requested by the Mississippi Gaming Commission.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

     Walter H. Gibbes, Jr. and Margaret S. Dozier v. Ameristar Casinos, Inc. et al. On November 22, 1999, Mr. Gibbes and Ms. Dozier filed a complaint in the Circuit Court of Pike County, Mississippi against the Company and other defendants. The Company believes that the plaintiffs were partners with Mr. Pennebaker in a partnership that held an option to a real estate parcel along the Big Black River that is adjacent to the parcel that was the subject of the Horseshoe Gaming, Inc. application. The allegations in the complaint are substantially the same as those in the complaint in the case previously brought by the plaintiffs in the Pennebaker case. The plaintiffs seek $4,567,500 in actual damages and an unspecified amount of punitive damages.

     The defendants have removed this case to the United States District Court for the Southern District of Mississippi on diversity jurisdiction and federal question grounds. The plaintiffs filed a motion to remand the case back to the Pike County circuit court, which was granted. The other defendants have filed a motion seeking the federal court to vacate its prior ruling, which motion is still pending. The Company intends to continue to vigorously defend against this cause of action.

     Other. The Company is engaged in several other legal actions arising in the ordinary course of business. With respect to these legal actions, the Company believes that it has adequate legal defenses, insurance coverage or indemnification protection or otherwise believes that the ultimate outcome(s) will not have a material adverse impact on the Company's financial position.

NOTE 9 -- RELATED PARTY TRANSACTIONS

     The Company engages Neilsen and Company, a company that is owned and controlled by Craig H. Neilsen, the Company's president, chief executive officer and chairman, to provide certain construction and professional services, office space and other equipment and facilities. Total payments to Neilsen and Company were $33,000, $44,000 and $45,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

     The Company also leased office space from the Lynwood Shopping Center, which until September 1999 was also controlled by Mr. Neilsen. Total payments to the Lynwood Shopping Center were $69,000, $17,000 and $0 for the years ended December 31, 1998, 1999 and 2000, respectively.

     Mr. Neilsen is the president, director and sole stockholder of Intermountain Express, Inc. ("Intermountain"), a transportation concern that provides CPI with package delivery services between Jackpot, Nevada and Twin Falls, Idaho. In 1998, 1999 and 2000, CPI paid $54,000, $35,000 and $26,000 respectively, for these services. CPI provided contracted driver services and miscellaneous other supplies to Intermountain Express, Inc. and in 1998, 1999 and 2000, CPI was paid $23,000, $21,000 and $23,000, respectively, for these services and supplies.

     In management's opinion, at the time the above described transactions were entered into, they were in the best interest of the Company and on terms as fair to the Company as could have been obtained from unaffiliated parties.

NOTE 10 -- ACQUISITION OF MISSOURI PROPERTIES

     On December 20, 2000, the Company, through two newly formed wholly owned subsidiaries, completed its acquisitions of substantially all of the assets of two gaming properties in St. Charles and Kansas City, Missouri from subsidiaries of Station Casinos, Inc. (the "Acquisitions"). The total purchase price for the Acquisitions, net of cash acquired, was $486.8 million. The Acquisitions were financed with a portion of the proceeds from the Company's new senior credit facilities and its senior subordinated credit facility, as described in Note 5.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

     The purchase price has been allocated to the fair market value of the assets purchased and liabilities assumed, including identified intangible assets consisting primarily of customer lists valued at $6 million. The final purchase price is subject to change based on the results of a working capital adjustment. The purchase price allocation is preliminary and may be adjusted up to one year from the date of the Acquisitions. The excess of the purchase price over fair market value of net assets acquired is being amortized over 40 years.

     The preliminary purchase price was allocated as follows (in thousands):

Purchase price, net of cash acquired........................   $486,800
                                                               --------
Fair value of net assets acquired:
     Land...................................................   $ 23,060
     Other property and equipment...........................    392,236
     Identified intangible assets...........................      6,000
     Working capital, net of cash acquired..................     (2,892)
     Deferred tax liability.................................    (18,039)
                                                               --------
                                                                400,365
                                                               --------
Excess of purchase price over fair market value of net
  assets acquired...........................................   $ 86,435
                                                               ========

     The following unaudited pro forma data summarizes the Company's results of operations for the periods indicated as if the Acquisitions had occurred at the beginning of the periods presented:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999           2000
                                                              -----------    ----------
                                                               (AMOUNTS IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
Revenues....................................................   $ 614,934      $659,346
Loss before extraordinary item(1)...........................    (144,923)      (37,807)
Net loss(1).................................................    (144,923)      (44,430)
Basic and diluted loss per share before extraordinary
  item(1)...................................................       (7.12)        (1.85)
Basic and diluted loss per share(1).........................       (7.12)        (2.18)

---------------

(1) Includes an impairment loss on write-down of assets at the St. Charles property of $125.7 million in 1999 and an impairment loss of $57.2 million on The Reserve Hotel Casino in 2000.

                    AMERISTAR CASINOS, INC. AND SUBSIDIARIES

NOTE 11 -- SALE OF THE RESERVE HOTEL CASINO

     On October 17, 2000, the Company, through ACLVI, agreed to sell substantially all of the assets of The Reserve Hotel Casino to a wholly owned subsidiary of Station Casinos, Inc. On January 29, 2001, the Company completed its planned sale of The Reserve Hotel Casino for a total consideration of approximately $71.8 million. The proceeds from the sale of The Reserve Hotel Casino were used (1) to partially repay and permanently reduce the revolving loan commitment and the term loan A under our senior credit facilities by a total of $50 million, (2) to repay revolving loans under our senior credit facilities (which remain available for future borrowing), and (3) to repay certain indebtedness associated with the assets sold in the transaction.

     The sale of The Reserve Hotel Casino resulted in a loss of approximately $57.2 million. This impairment loss was recorded in the third quarter of 2000 as required by SFAS No. 121. The assets and liabilities to be sold have been reclassified as current assets and liabilities in the accompanying consolidated balance sheets. The following table shows certain financial information of The Reserve Hotel Casino for the periods indicated:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1999         2000
                                                              ---------    ---------
                                                              (AMOUNTS IN THOUSANDS)
Net revenues................................................   $52,832      $62,044
Loss from operations(1).....................................    (7,089)     (57,321)

---------------

(1) Includes an impairment loss of $57.2 million for the year ended December 31, 2000.

                   STATION CASINOS, INC. MISSOURI OPERATIONS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Station Casinos, Inc.:

     We have audited the accompanying combined balance sheets of Station Casinos, Inc. Missouri Operations (the "Company") as presented on the basis as described in Notes to Combined Financial Statements as of December 31, 1998 and 1999, and the related combined statements of operations and cash flows for the year ended March 31, 1998, for the nine months ended December 31, 1998 and for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as presented on the basis as described in Notes to Combined Financial Statements as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the year ended March 31, 1998, for the nine months ended December 31, 1998 and for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Las Vegas, Nevada
August 24, 2000
(except with respect to the matter
discussed in Note 12, as to which
the date is November 29, 2000)

                   STATION CASINOS, INC. MISSOURI OPERATIONS

                            COMBINED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998       1999
                                                              --------   ---------
                                      ASSETS
Current assets:
     Cash and cash equivalents..............................  $ 19,390   $  21,212
     Accounts and notes receivable, net.....................     1,706       1,998
     Inventories............................................     1,596       2,173
     Prepaid expenses.......................................     1,905       2,063
     Deferred income tax....................................        --         760
                                                              --------   ---------
          Total current assets..............................    24,597      28,206
Property and equipment, net.................................   557,278     409,986
Deferred income tax, net....................................    30,335      26,263
Other assets, net...........................................    20,826      17,602
                                                              --------   ---------
          Total assets......................................  $633,036   $ 482,057
                                                              ========   =========

                         LIABILITIES AND DIVISION EQUITY
Current liabilities:
     Current portion of long-term debt......................  $  7,546   $   4,346
     Accounts payable.......................................     4,281       3,115
     Accrued payroll and related............................     2,079       4,114
     Construction contracts payable.........................     2,201          --
     Accrued interest payable...............................     1,291         994
     Accrued progressives...................................     2,157       1,416
     Accrued gaming related.................................     1,503       1,771
     Deferred income tax....................................       211          --
     Accrued expenses and other current liabilities.........    11,019      14,307
                                                              --------   ---------
          Total current liabilities.........................    32,288      30,063
Long-term debt, less current portion........................     9,979       5,033
Long-term intercompany note payable, net....................   672,503     664,106
                                                              --------   ---------
          Total liabilities.................................   714,770     699,202
Division equity.............................................   (81,734)   (217,145)
                                                              --------   ---------
          Total liabilities and division equity.............  $633,036   $ 482,057
                                                              ========   =========

   The accompanying notes are an integral part of these combined statements.

                   STATION CASINOS, INC. MISSOURI OPERATIONS

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                             FOR THE      FOR THE        FOR THE
                                                              YEAR      NINE MONTHS        YEAR
                                                              ENDED        ENDED          ENDED
                                                            MARCH 31,   DECEMBER 31,   DECEMBER 31,
                                                              1998          1998           1999
                                                            ---------   ------------   ------------
                                                                         (SEE NOTE 1)
Operating revenues:
     Casino...............................................  $231,477      $191,499      $ 278,554
     Food and beverage....................................    35,682        25,094         31,916
     Room.................................................     5,549         4,548          5,992
     Other................................................    12,300         7,735         10,572
                                                            --------      --------      ---------
          Gross revenues..................................   285,008       228,876        327,034
     Promotional allowances...............................   (12,326)       (9,303)       (12,386)
                                                            --------      --------      ---------
          Net revenues....................................   272,682       219,573        314,648
                                                            --------      --------      ---------
Operating costs and expenses:
     Casino...............................................   140,300       110,411        153,791
     Food and beverage....................................    23,754        16,963         21,238
     Room.................................................     1,594         1,252          1,636
     Other................................................     4,011         2,712          3,885
     Selling, general and administrative..................    64,225        45,615         63,980
     Depreciation and amortization........................    30,772        23,412         29,105
     Impairment loss......................................        --        24,807        125,732
     Preopening expenses..................................       133            --             --
                                                            --------      --------      ---------
                                                             264,789       225,172        399,367
                                                            --------      --------      ---------
Operating income (loss)...................................     7,893        (5,599)       (84,719)
                                                            --------      --------      ---------
Other expense:
     Interest expense, net................................   (56,059)      (40,740)       (47,474)
     Other................................................    (2,468)         (184)          (117)
                                                            --------      --------      ---------
                                                             (58,527)      (40,924)       (47,591)
                                                            --------      --------      ---------
Loss before income taxes..................................   (50,634)      (46,523)      (132,310)
Income tax (provision) benefit............................    13,176         3,010         (3,101)
                                                            --------      --------      ---------
Net loss..................................................  $(37,458)     $(43,513)     $(135,411)
                                                            ========      ========      =========

   The accompanying notes are an integral part of these combined statements.

                   STATION CASINOS, INC. MISSOURI OPERATIONS

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            FOR THE      FOR THE        FOR THE
                                                             YEAR      NINE MONTHS        YEAR
                                                             ENDED        ENDED          ENDED
                                                           MARCH 31,   DECEMBER 31,   DECEMBER 31,
                                                             1998          1998           1999
                                                           ---------   ------------   ------------
                                                                        (SEE NOTE 1)
Cash flows from operating activities:
  Net loss...............................................  $ (37,458)    $(43,513)     $(135,411)
                                                           ---------     --------      ---------
  Adjustments to reconcile net loss to net cash provided
     by (used in) operating activities:
     Depreciation and amortization.......................     30,772       23,412         29,105
     Amortization of debt discount and issuance costs....        209          159            180
     Impairment loss.....................................         --       24,807        125,732
     Preopening expenses.................................        133           --             --
     Decrease (increase) in deferred income tax..........    (13,176)      (3,009)         3,101
     Changes in assets and liabilities:
       Increase in accounts and notes receivable, net....       (602)         (47)          (292)
       (Increase) decrease in inventories and prepaid
          expenses and other.............................       (827)       1,010           (735)
       Decrease in accounts payable......................     (5,124)        (830)        (1,421)
       Increase in accrued expenses and other current
          liabilities....................................      5,310        2,442          4,486
       Other, net........................................      2,556          437           (399)
                                                           ---------     --------      ---------
          Total adjustments..............................     19,251       48,381        159,757
                                                           ---------     --------      ---------
          Net cash provided by (used in) operating
            activities...................................    (18,207)       4,868         24,346
                                                           ---------     --------      ---------
Cash flows from investing activities:
     Capital expenditures................................    (58,044)      (9,508)        (6,207)
     Proceeds from sale of property and equipment........        644        1,658          1,530
     Decrease in construction contracts payable..........    (47,054)      (7,802)        (2,202)
     Preopening expenses.................................       (190)          --             --
     Other, net..........................................     (3,426)          54            (32)
                                                           ---------     --------      ---------
          Net cash used in investing activities..........   (108,070)     (15,598)        (6,911)
                                                           ---------     --------      ---------
Cash flows from financing activities:
     Proceeds from notes payable.........................     15,731           --             --
     Principal payments on notes payable.................     (8,795)      (7,536)        (8,146)
     Intercompany, net...................................    117,763       24,208         (7,467)
     Debt issuance costs and other, net..................       (182)          --             --
                                                           ---------     --------      ---------
          Net cash (used in) provided by financing
            activities...................................    124,517       16,672        (15,613)
                                                           ---------     --------      ---------
Cash and cash equivalents:
     Increase (decrease) in cash and cash equivalents....     (1,760)       5,942          1,822
     Balance, beginning of year..........................     15,208       13,448         19,390
                                                           ---------     --------      ---------
     Balance, end of year................................  $  13,448     $ 19,390      $  21,212
                                                           =========     ========      =========
Supplemental cash flow disclosures:
     Cash paid for interest..............................  $  12,619     $ 10,138      $  11,537

   The accompanying notes are an integral part of these combined statements.

                   STATION CASINOS, INC. MISSOURI OPERATIONS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

     Basis of Presentation and Organization

     The accompanying combined financial statements include the Missouri operations of Station Casinos, Inc. ("Station") to be sold to Ameristar Casinos, Inc. ("Ameristar"), a Nevada Corporation pursuant to definitive agreements entered into between Station and Ameristar on October 17, 2000. The Missouri operations consists of two wholly-owned subsidiaries of Station, St. Charles Riverfront Station, Inc. ("Station Casino St. Charles") and Kansas City Station Corporation ("Station Casino Kansas City"), (collectively the "Company"). During the period covered by these financial statements, the Company was under common control operating as a subsidiary of Station. These financial statements have been prepared from Station's historical accounting records and present substantially all of the operations of businesses that will be owned and operated by Ameristar as if the Company had been a separate entity for all periods presented.

     This sale is subject to certain customary contingencies, including the purchaser's receipt of regulatory approvals and financing and is expected to close late in the fourth quarter of 2000. The Board of Directors of Station has approved the sale.

     Change in Fiscal Year

     On November 6, 1998, Station filed a Form 8-K announcing its change in fiscal year end from March 31 of each year to December 31 of each year. This change is effective for the nine month period ended December 31, 1998 (the "Transition Period 1998"). Selected combined financial data for the twelve months ended December 31, 1998 is presented below, for comparison purposes only (amounts in thousands, unaudited).

Net revenues................................................   $289,999
Operating loss..............................................     (2,071)
Loss before income taxes....................................    (59,249)
Income tax benefit..........................................      4,887
Net loss....................................................    (54,362)

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

     Cash and Cash Equivalents

     Cash and cash equivalents include investments purchased with an original maturity of 90 days or less.

     Inventories

     Inventories are stated at the lower of cost or market; cost being determined on a first-in, first-out basis.

                   >STATION CASINOS, INC. MISSOURI OPERATIONS

     Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

     Debt Issuance Costs

     Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related debt agreements.

     Revenues and Promotional Allowances

     In accordance with industry practice, the Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. All other revenues are recognized as the service is provided. Revenues include the retail value of accommodations and food and beverage provided on a complimentary basis to customers. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses and consist of the following (amounts in thousands):

                                                      FOR THE                    FOR THE
                                                     YEAR ENDED   TRANSITION    YEAR ENDED
                                                     MARCH 31,      PERIOD     DECEMBER 31,
                                                        1998         1998          1999
                                                     ----------   ----------   ------------
Food and beverage..................................    $7,276       $5,303        $6,320
Room...............................................       114           29            84
Other..............................................     1,838        1,145         1,736
                                                       ------       ------        ------
          Total....................................    $9,228       $6,477        $8,140
                                                       ======       ======        ======

     Recently Issued Accounting Standards

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings, and is effective for financial statements issued for fiscal years beginning after December 15, 1997. The Company has adopted SFAS No. 130 as reflected in the accompanying combined financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes additional standards for segment reporting in financial statements and is effective for fiscal years beginning after December 15, 1997. The Company currently operates in only one segment.

                   >STATION CASINOS, INC. MISSOURI OPERATIONS

2.  ACCOUNTS AND NOTES RECEIVABLE

     Components of accounts and notes receivable are as follows (amounts in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                               1998     1999
                                                              ------   ------
Casino......................................................  $  562   $  526
Hotel.......................................................     297      528
Other.......................................................   1,083    1,340
                                                              ------   ------
                                                               1,942    2,394
Allowance for doubtful accounts.............................    (236)    (396)
                                                              ------   ------
  Accounts and notes receivable, net........................  $1,706   $1,998
                                                              ======   ======

3.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following as of December 31, 1998 and 1999 (amounts in thousands):

                                                                        DECEMBER 31,
                                                    ESTIMATED LIFE   -------------------
                                                       (YEARS)         1998       1999
                                                    --------------   --------   --------
Land..............................................      --           $  5,114   $  5,114
Buildings and leasehold improvements..............   31 - 45          248,157    222,906
Boats and barges..................................   20 - 45          100,086     67,010
Furniture, fixtures and equipment.................    3 - 7           105,861     98,497
Construction in progress..........................      --            172,096    105,630
                                                                     --------   --------
                                                                      631,314    499,157
Accumulated depreciation and amortization.........                    (74,036)   (89,171)
                                                                     --------   --------
  Property and equipment, net.....................                   $557,278   $409,986
                                                                     ========   ========

     At December 31, 1998 and 1999, substantially all property and equipment of the Company is pledged as collateral for long-term debt.

     Construction in Progress

     In the fall of 1996, Station commenced an expansion project at Station Casino St. Charles which included the building of a backwater basin containing two new gaming vessels and a new retail and entertainment complex. Since December 31, 1997, construction on the Station Casino St. Charles expansion project has been halted. Included in construction in progress at December 31, 1999 is approximately $101.0 million related to the Station Casino St. Charles expansion project (see Commitments and Contingencies -- New Legislation).

     Asset Impairment

     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," Station recorded an impairment loss of $24.8 million in the Transition Period 1998 and $125.7 million in the fiscal year ended December 31, 1999 to adjust the carrying value of its fixed assets and land held for development to their estimated fair value. In the fiscal year ended December 31, 1999, approximately $125.2 million of the impairment loss was related to Station Casino St. Charles. In the fourth quarter of 1999, Station made a decision to reconfigure the existing

                   >STATION CASINOS, INC. MISSOURI OPERATIONS

Station Casino St. Charles facility to a more efficient layout in response to the new open boarding rules promulgated by the Missouri Gaming Commission that began in September 1999 in the St. Louis market. All gaming operations were moved to the existing barge during the first quarter of 2000. The existing riverboat was sold in June 2000. In accordance with SFAS No. 121, the riverboat and miscellaneous other fixed assets were written down by approximately $15 million to their net realizable value.

     In addition, Station performed an evaluation of the carrying values of the remaining assets in St. Charles and determined a $110 million write-down of the asset values was necessary. The write-down was deemed appropriate after a review of the property's asset valuations relative to Station's near-term investment objectives.

     In the Transition Period 1998, the impairment loss principally involved assets at the Station Casino St. Charles facility, including a riverboat formerly used in the Missouri operations, capitalized project costs associated with various parcels of land determined to have no value, and several parcels of land within close proximity to the St. Charles, Missouri site that were being held for future development. The fair value of the impaired assets was primarily determined through the market's interest in riverboats and barges, and on the comparable sales prices on parcels of land in the St. Charles area. The total amount of the impairment loss in the Transition Period 1998 related to this category of assets was approximately $23.4 million. The value of these parcels was determined based on sales prices for comparable parcels of land on the market.

4.  LONG-TERM DEBT

     Long-term debt consists of the following (amounts in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Debt allocated by Station...................................  $672,503   $664,106
Other long-term debt, collateralized by various assets,
  including slot machines and furniture and equipment,
  monthly installments including interest ranging from 7.83%
  to 8.00% at December 31, 1999.............................    17,525      9,379
                                                              --------   --------
          Total long-term debt..............................   690,028    673,485
Current portion of long-term debt...........................    (7,546)    (4,346)
                                                              --------   --------
          Total long-term debt, less current portion........  $682,482   $669,139
                                                              ========   ========

     Debt allocated by Station represents net cash transfers from Station to the Company. Station Casino Kansas City and Station Casino St. Charles are borrowers on Station's Amended Bank Facility and are subject to certain financial and other covenants. Station is in compliance with all covenants.

     Interest was calculated based on Station's weighted average interest rate of 9.8%, 9.5% and 9.0% for the fiscal year ended March 31, 1998, the Transition Period 1998 and the fiscal year ended December 31, 1999, respectively. Interest charged by Station to the Company was $53.2 million, $39.3 million and $45.6 million for the fiscal year ended March 31, 1998, the Transition Period 1998 and the fiscal year ended December 31, 1999, respectively.

     The estimated fair value of the Company's long-term debt at December 31, 1999, approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

                   >STATION CASINOS, INC. MISSOURI OPERATIONS

     Scheduled maturities of other long-term debt are as follows (amounts in thousands):

YEAR ENDING DECEMBER 31
-----------------------
2000........................................................   $4,346
2001........................................................    4,246
2002........................................................      787
                                                               ------
          Total.............................................   $9,379
                                                               ======

5.  DIVISION EQUITY

     Changes in division equity consisted of the following (amounts in thousands):

                                                      STATION       STATION
                                                      CASINO        CASINO
                                                    ST. CHARLES   KANSAS CITY     TOTAL
                                                    -----------   -----------   ---------
Balance, March 31, 1997...........................   $  16,916     $(17,679)    $    (763)
Net loss..........................................     (16,900)     (20,558)      (37,458)
                                                     ---------     --------     ---------
Balance, March 31, 1998...........................          16      (38,237)      (38,221)
Net loss..........................................     (38,815)      (4,698)      (43,513)
                                                     ---------     --------     ---------
Balance, December 31, 1998........................     (38,799)     (42,935)      (81,734)
Net income (loss).................................    (140,197)       4,786      (135,411)
                                                     ---------     --------     ---------
Balance, December 31, 1999........................   $(178,996)    $(38,149)    $(217,145)
                                                     =========     ========     =========

6.  COMMITMENTS AND CONTINGENCIES

     Station Casino Kansas City Lease

     Station Casino Kansas City has entered into a joint venture, which owns the land on which the Station Casino Kansas City casino is located. At December 31, 1999, $3.0 million related to this investment is included in other assets, net in the accompanying combined balance sheets.

     In April 1994, Station Casino Kansas City entered into an agreement with the joint venture to lease this land. Currently, the agreement requires monthly payments of $96,632. Commencing April 1, 1998 and every anniversary thereafter, the rent shall be adjusted by a cost of living factor of not more than 5% or less than 2% per annum. The lease expires March 31, 2006, with an option to extend the lease for up to eight renewal periods of ten years each, plus one additional seven year period. In connection with the joint venture agreement, Station Casino Kansas City received an option providing for the right to acquire the joint venture partner's interest in this joint venture. Station Casino Kansas City has the option to acquire this interest at any time after April 1, 2002 through April 1, 2011, for $11.7 million, however, commencing April 1, 1998, the purchase price will be adjusted by a cost of living factor of not more than 5% or less than 2% per annum. At December 31, 1999, $2.6 million paid by Station Casino Kansas City in consideration for this option is included in other assets, net in the accompanying combined balance sheets.

                   >STATION CASINOS, INC. MISSOURI OPERATIONS

     Operating Leases

     Station Casino Kansas City leases 171 acres of land used in its operations. Leases on this land have terms expiring between March 2006 and December 2006. Future minimum lease payments required under these operating leases are as follows (amounts in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................   $1,260
2001........................................................    1,283
2002........................................................    1,307
2003........................................................    1,330
2004........................................................    1,355
Thereafter..................................................    2,784
                                                               ------
          Total.............................................   $9,319
                                                               ======

     Rent expense totaled approximately $1.5 million, $1.2 million and $1.3 million for the fiscal year ended March 31, 1998, the Transition Period 1998 and the fiscal year ended December 31, 1999, respectively.

     New Legislation

     New legislation has been passed in Missouri, giving the Missouri Gaming Commission the authority to require gaming licensees to post a bond or other form of surety to the state of Missouri to, among other things, guarantee the completion of any expansion of a gaming facility within the later of a time period determined by the Missouri Gaming Commission and the date that is three years after enactment of the legislation. The failure to complete an approved expansion project within the prescribed time period may, pursuant to the Missouri legislation, constitute sufficient grounds for not renewing the gaming license for that gaming facility. A failure to complete the proposed Station Casino St. Charles expansion facility within the prescribed time period could constitute sufficient grounds for the Missouri Gaming Commission to deny renewal of gaming licenses at Station Casino St. Charles.

7.  RELATED PARTY

     Included in the combined financial statements are certain expenses, which have been allocated from Station to the Company. Station allocates expenses for such services as Human Resources, Information Technology, Advertising, Room Reservations, Legal and various other centralized functions based on a specific review to identify costs incurred for the benefit of the Company. Allocations from Station were approximately $1.1 million, $0.9 million and $1.6 million for the fiscal year ended March 31, 1998, the Transition Period 1998 and the fiscal year ended December 31, 1999, respectively. The Company believes that this represents a reasonable amount for such costs to support the operations of the Company as a stand-alone entity.

8.  BENEFIT PLANS

     The employees of the Company participated in Station's defined contribution 401(k) plan, which covers all employees who meet certain age and length of service requirements and allows an employer contribution up to 50 percent of the first four percent of each participating employee's compensation. Effective October 1, 1998, the employer contribution was increased from 25 percent of the first four percent of each participating employee's compensation. Plan participants can elect to defer before tax compensation through payroll deductions. These deferrals are regulated under Section 401(k) of the

                   >STATION CASINOS, INC. MISSOURI OPERATIONS

Internal Revenue Code. Station's matching contribution was approximately $152,000, $199,000 and $654,000 for the fiscal year ended March 31, 1998, the
Transition Period 1998 and the fiscal year ended December 31, 1999, respectively. The employees of the Company also participated in Station's Stock Compensation Program.

9.  EXECUTIVE COMPENSATION PLANS

     The Company has employment agreements with certain of its executive officers. These contracts provide for, among other things, an annual base salary, supplemental long-term disability and supplemental life insurance benefits in excess of the Company's normal coverage for employees.

10.  INCOME TAXES

     Income taxes are recorded in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     The benefit (provision) for income taxes attributable to the net loss consists of the following (amounts in thousands):

                                                      FOR THE                    FOR THE
                                                     YEAR ENDED   TRANSITION    YEAR ENDED
                                                     MARCH 31,      PERIOD     DECEMBER 31,
                                                        1998         1998          1999
                                                     ----------   ----------   ------------
Current:
     Federal.......................................   $ 22,262     $ 7,899       $ 2,140
     State.........................................      4,221       1,484           392
                                                      --------     -------       -------
                                                        26,483       9,383         2,532
Deferred...........................................    (13,307)     (6,373)       (5,633)
                                                      --------     -------       -------
          Total income taxes.......................   $ 13,176     $ 3,010       $(3,101)
                                                      ========     =======       =======

     The Company will pay no income taxes for historical periods as these payments of Station constitute liabilities pursuant to the agreements to purchase Station Casino St. Charles and Station Casino Kansas City.

     The income tax (provision) benefit differs from that computed at the federal statutory corporate tax rate as follows:

                                                      FOR THE                    FOR THE
                                                     YEAR ENDED   TRANSITION    YEAR ENDED
                                                     MARCH 31,      PERIOD     DECEMBER 31,
                                                        1998         1998          1999
                                                     ----------   ----------   ------------
Federal statutory rate.............................     35.0%        35.0%         35.0%
Valuation allowance -- federal.....................    (11.3)       (28.9)        (36.7)
Other, net.........................................      2.3          0.4          (0.6)
                                                       -----        -----         -----
Effective tax rate.................................     26.0%         6.5%         (2.3)%
                                                       =====        =====         =====

                   >STATION CASINOS, INC. MISSOURI OPERATIONS

     The tax effects of significant temporary differences representing net deferred tax assets and liabilities are as follows (amounts in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
     Current:
          Accrued vacation, bonuses and group insurance.....  $    896   $    669
          Other.............................................      (480)       237
          Valuation allowance...............................      (627)      (146)
                                                              --------   --------
     Total current..........................................      (211)       760
                                                              --------   --------
     Long-term:
          Preopening costs, net of amortization.............     7,933      5,396
          FICA credits......................................       457        565
          Temporary differences related to property and
            equipment.......................................        --     10,675
          Net operating loss................................    66,422     79,663
          Valuation allowance...............................   (15,335)   (70,036)
                                                              --------   --------
     Total long-term........................................    59,477     26,263
                                                              --------   --------
     Total deferred tax assets..............................    59,266     27,023
                                                              --------   --------
Deferred tax liabilities:
     Long-term:
          Temporary differences related to property and
            equipment.......................................   (29,142)        --
                                                              --------   --------
     Total deferred tax liabilities.........................   (29,142)        --
                                                              --------   --------
     Net....................................................  $ 30,124   $ 27,023
                                                              ========   ========

     Station Casino St. Charles and Station Casino Kansas City currently have a net operating loss carryforward ("NOL") of $203.9 million. This NOL begins to expire in year 2009 through year 2019. Station Casino St. Charles did record a valuation allowance at December 31, 1999 and 1998 relating to recorded tax benefits because all benefits are likely not to be realized.

     Station Casino St. Charles and Station Casino Kansas City have been included in the consolidated Federal income tax return of Station. The income tax provision reflects the portion of Station's historical income tax provision attributable to the operations of Station Casino St. Charles and Station Casino Kansas City. Management believes the income tax provision, as reflected, is comparable to what the income tax provision would have been if Station Casino St. Charles and Station Casino Kansas City had filed a separate return during the periods presented. The above deferred tax assets and liabilities are not being sold by Station to Ameristar.

11.  LEGAL MATTERS

     The Company is a litigant in legal matters arising in the normal course of business. In the opinion of management, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse effect on the financial position or the results of operations of the Company.

                   >STATION CASINOS, INC. MISSOURI OPERATIONS

12.  SUBSEQUENT EVENTS

     On November 29, 2000 the Company entered into a settlement agreement with the Missouri Gaming Commission (the "MGC"). The settlement addressed all outstanding issues between the MGC and the Company. Included in the outstanding issues were (1) allegations related to the activities of an attorney who formerly represented the Company in Missouri, (2) other unrelated, pending disciplinary actions which sought administrative penalties totaling $0.4 million; which was accrued as a liability by the Company at September 30, 2000. Although denying any wrongdoing, the Company agreed to pay an administrative penalty of $1.0 million to the MGC as part of the settlement after the closing of the pending sale of the Missouri properties to Ameristar.

                       [INSIDE BACK COVER OF PROSPECTUS]



                    [Photographs of Cactus Pete's Property:


                                      Pool


                                 Gala Showroom


                                  Hotel Tower


                                  Hotel Suite


                               Interior of Casino


                                    Buffet.]



                     [Photographs of The Horseshu Property:


                                     Hotel


                               Exterior of Casino


                          Frontier Kitchen Restaurant


                               Interior of Casino


                                     Pool.]



                 [Photographs of Ameristar Vicksburg Property:


                                  Hotel Tower


                    Entrance to Waterfront Grill Restaurant


                               Interior of Casino


                              Bottleneck Blues Bar


                          Waterfront Grill Restaurant


                                  Riverboat.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,000,000 SHARES

                                [AMERISTAR LOGO]

                                  COMMON STOCK

                            -----------------------
                                   PROSPECTUS
                            -----------------------

                            BEAR, STEARNS & CO. INC.

                              MERRILL LYNCH & CO.

                               CIBC WORLD MARKETS


                               DECEMBER   , 2001


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate (except as indicated) of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the common stock pursuant to the prospectus contained in this registration statement. Registrant will pay all of these expenses.


SEC registration fee........................................  $ 31,024
NASD filing fee.............................................    12,910
Nasdaq National Market application fee......................    17,500
Printing expenses...........................................   250,000
Legal fees and expenses (other than Blue Sky)...............   250,000
Accounting fees and expenses................................   140,000
Blue sky fees and expenses..................................     1,800
Transfer agent fees.........................................    10,000
Miscellaneous...............................................   186,766
                                                              --------
Total.......................................................  $900,000
                                                              ========


---------------

* To be filed by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 78.7502(1) of the General Corporation Law of Nevada, or the "NGCL," provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 78.7502(2) of the NGCL provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth in subsection (1), against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under the standards set forth in subsection (1), except that no indemnification may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 78.7502(3) of the NGCL provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) and (2), or in defense of any claim, issue or matter therein, the corporation shall indemnify such person against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense.

     Section 78.751(1) of the NGCL provides that any discretionary indemnification under Section 78.7502, unless ordered by a court or advanced pursuant to subsection 2 of Section 78.751, may be made by the corporation only as authorized in the specific case upon determination that indemnification of such director, officer, employee or agent is proper in the circumstances. The determination must be made (a) by the stockholders; (b) by the board of directors by majority vote of quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     Section 78.751(2) of the NGCL provides that the articles of incorporation, bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such provision does not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     Section 78.752 of the NGCL provides that a Nevada corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who acted in any of the capacities set forth above for any liability asserted against such person for any liability asserted against him or her and liability and expenses incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liabilities and expenses.

     Our Amended Articles of Incorporation provides that none of our directors or officers shall be personally liable to us or our stockholders for damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director or officer for any act or omission which involves intentional misconduct, fraud or a knowing violation of law, or the payment of distributions in violation of Section 78.300 of the NGCL. In addition, our Amended Articles of Incorporation and Amended Bylaws provide for indemnification of our directors and officers in accordance with the NGCL. We also enter into indemnification agreements with our officers and directors which provide that we will indemnify them to the full extent permitted by law, and we currently maintain directors' and officers' liability insurance for our directors and officers with policy limits of $50,000,000.

ITEM 16.  EXHIBITS.

     The exhibits listed in "Index to Exhibits" beginning on page II-6 are part of this registration statement on Form S-2 and are numbered in accordance with
Item 601 of Regulation S-K.

ITEM 17.  UNDERTAKINGS.

     (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (2) For purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on November 26, 2001.


                                          AMERISTAR CASINOS, INC.,
                                          a Nevada corporation

                                          By:
                                            ------------------------------------
                                                    Thomas M. Steinbauer
                                              Senior Vice President of Finance


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-2 has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                   SIGNATURE                                    TITLE                      DATE
                   ---------                                    -----                      ----



                       *                             President, Chief Executive      November 26, 2001
------------------------------------------------   Officer, Director and Chairman
                Craig H. Neilsen                            of the Board




            /s/ THOMAS M. STEINBAUER                  Senior Vice President of       November 26, 2001
------------------------------------------------    Finance (principal financial
              Thomas M. Steinbauer                      officer and principal
                                                       accounting officer) and
                                                              Director




                       *                                      Director               November 26, 2001
------------------------------------------------
                Larry A. Hodges




                       *                                      Director               November 26, 2001
------------------------------------------------
                Joseph E. Monaly




                       *                                      Director               November 26, 2001
------------------------------------------------
                W. Bruce Turner

         *By: /s/ THOMAS M. STEINBAUER
   ------------------------------------------
              Thomas M. Steinbauer
              as attorney-in-fact

                               INDEX TO EXHIBITS

     The following exhibits listed are filed or incorporated by reference as part of this registration statement on Form S-2 and are numbered in accordance with Item 601 of Regulation S-K. Certain of the listed exhibits are incorporated by reference to previously filed reports of the registrant under the Securities Exchange Act of 1934, as amended, including Forms 10-K, 10-Q and 8-K. These reports have been filed with the Securities and Exchange Commission under file number 0-22494.


  EXHIBIT
  NUMBER             DESCRIPTION OF EXHIBIT                      METHOD OF FILING
  -------            ----------------------                      ----------------
     1.1     Form of Underwriting Agreement           Previously filed.
     4.1     Specimen Common Stock Certificate        Incorporated by reference to Exhibit 4
                                                      to Amendment No. 2 to the Registration
                                                      Statement on Form S-1 filed by ACI
                                                      under the Securities Act of 1933, as
                                                      amended (File No. 33-68936) (the "Form
                                                      S-1").
     4.2     Articles of Incorporation of Ameristar   Incorporated by reference to Exhibit
             Casinos, Inc. ("ACI")                    3.1 to the Form S-1.
     4.3     Bylaws of ACI                            Incorporated by reference to Exhibit
                                                      3.2 to ACI's Annual Report on Form
                                                      10-K for the year ended December 31,
                                                      1995
     4.4(a)  Credit Agreement (the "Credit            Incorporated by reference to Exhibit
             Agreement") dated as of December 20,     4.2(a) to the ACI's Annual Report on
             2000 among ACI, the Lenders party        Form 10-K for the year ended December
             thereto from time to time, Wells Fargo   31, 2000 (the "2000 10-K").
             Bank, N.A., as Co-Arranger and
             Syndication Agent ("WFB"), Bear
             Stearns Corporate Lending Inc., as
             Documentation Agent ("BSCLI"),
             Deutsche Bank Securities Inc., as Lead
             Arranger and Sole Book Manager
             ("DBSI"), and Bankers Trust Company,
             as Administrative Agent ("BTCo").
     4.4(b)  First Amendment to Credit Agreement      Incorporated by reference to Exhibit
             dated as of January 30, 2001 among       4.2(b) to the 2000 10-K.
             ACI, the Lenders party to the Credit
             Agreement, WFB, BSCLI, DBSI and BTCo.
     4.4(c)  Guaranty made by each of ACI's           Incorporated by reference to Exhibit
             subsidiaries guaranteeing ACI's          4.2(c) to the 2000 10-K.
             obligations under the Credit
             Agreement.
     4.4(d)  Interest Rate Collar Agreement dated     Incorporated by reference to Exhibit
             August 10, 1998 between ACI and Wells    4.2(b) to ACI's Annual Report on Form
             Fargo Bank, N.A.                         10-K for the year ended December 31,
                                                      1998.
     4.5     Senior Subordinated Credit Agreement     Incorporated by reference to Exhibit
             dated as of December 20, 2000 by and     4.3 to the 2000 10-K.
             among ACI, the Guarantors named on the
             signature pages thereto, the Lenders
             named on the signature pages thereto,
             Bankers Trust Company, as Agent for
             the Lenders, and Bear Stearns
             Corporate Lending Inc., as
             Documentation Agent for the Lenders.
     4.6     Indenture dated as of February 2, 2001   Incorporated by reference to Exhibit
             among ACI, the Guarantors (as defined    4.4 to the 2000 10-K.
             therein) and U.S. Bank Trust National
             Association, as trustee.
   5.1       Opinion of Gibson, Dunn & Crutcher       Filed herewith.
             LLP.

  EXHIBIT
  NUMBER             DESCRIPTION OF EXHIBIT                      METHOD OF FILING
  -------            ----------------------                      ----------------
 *10.1(a)    Employment Agreement, dated November     Incorporated by reference to Exhibit
             15, 1993, between ACI and Thomas M.      10.1(a) to ACI's Annual Report on Form
             Steinbauer.                              10-K for the year ended December 31,
                                                      1994 (the "1994 10-K").
 *10.1(b)    Amendment No. 1 to Employment            Incorporated by reference to Exhibit
             Agreement, dated as of October 5,        10.2 to ACI's Quarterly Report on Form
             2001, between ACI and Thomas M.          10-Q for the quarter ended September
             Steinbauer.                              30, 2001 (the "September 2001 10-Q").
 *10.1(c)    Amended and Restated Employment          Incorporated by reference to Exhibit
             Agreement, dated as of October 5,        10.1 to the September 2001 10-Q.
             2001, between Ameristar Casinos, Inc.
             and Gordon R. Kanofsky.
 *10.2       Ameristar Casinos, Inc. Amended and      Incorporated by reference to Exhibit
             Restated 1993 Non-Employee Director      10.2 to ACI's Quarterly Report on Form
             Stock Option Plan.                       10-Q for the quarter ended June 30,
                                                      1994.
 *10.3(a)    Ameristar Casinos, Inc. Amended and      Incorporated by reference to Exhibit
             Restated Management Stock Option         10.3 to ACI's Quarterly Report on Form
             Incentive Plan.                          10-Q for the quarter ended September
                                                      30, 1996.
 *10.3(b)    Amendment to Ameristar Casinos, Inc.     Incorporated by reference to Exhibit
             Amended and Restated Management Stock    10.3 to the September 2001 10-Q.
             Option Incentive Plan.
 *10.4(a)    1999 Stock Incentive Plan of Ameristar   Incorporated by reference to Exhibit
             Casinos, Inc.                            10.6 to ACI's Quarterly Report on Form
                                                      10-Q for the quarter ended June 30,
                                                      1999.
 *10.4(b)    First Amendment to 1999 Stock            Incorporated by reference to Exhibit
             Incentive Plan of Ameristar Casinos,     10.4 to the 2000 10-K.
             Inc.
 *10.5       Form of Indemnification Agreement        Incorporated by reference to Exhibit
             between ACI and each of its directors    10.33 to Amendment No. 2 to the Form
             and officers.                            S-1.
 *10.6       Housing Agreement, dated November 15,    Incorporated by reference to Exhibit
             1993 between CPI and Craig H. Neilsen.   10.17 to the 1994 10-K.
  10.7       Plan of Reorganization, dated November   Incorporated by reference to Exhibit
             15, 1993, between ACI and Craig H.       2.1 to the 1994 10-K.
             Neilsen in his individual capacity and
             as trustee of the testamentary trust
             created under the last will and
             testament of Ray Neilsen dated October
             9, 1963.
  10.8       Excursion Boat Sponsorship and           Incorporated by reference to Exhibit
             Operations Agreement, dated September    10.15 to the 1995 10-K.
             15, 1994, between Iowa West Racing
             Association and ACCBI.
  10.9       Settlement, Use and Management           Incorporated by reference to Exhibits
             Agreement and DNR Permit, dated May      10.12 and 99.1 to ACI's Annual Report
             15, 1995, between the State of Iowa      on Form 10-K for the year ended
             acting through the Iowa Department of    December 31, 1996.
             Natural Resources and ACCBI as the
             assignee of Koch Fuels, Inc.
 **10.10     Asset Purchase and Sale Agreement,       Incorporated by reference to Exhibit
             dated as of February 15, 2000, between   10.12 to ACI's Annual Report on Form
             Futuresouth, Inc., Southboat Lemay,      10-K for the year ended December 31,
             Inc., Southboat Limited Partnership      1999.
             and Ameristar Casino St. Louis, Inc.

  EXHIBIT
  NUMBER             DESCRIPTION OF EXHIBIT                      METHOD OF FILING
  -------            ----------------------                      ----------------
   10.11     Asset Purchase Agreement dated as of     Incorporated by reference to Exhibit
             October 17, 2000 by and among            10.1 to ACI's Quarterly Report on Form
             Ameristar Casino Kansas City, Inc.,      10-Q for the quarter ended September
             ACI, Kansas City Station Corporation     30, 2000 (the "September 2000 10-Q").
             and Station Casinos, Inc. ("SCI").
   10.12     Asset Purchase Agreement dated as of     Incorporated by reference to Exhibit
             October 17, 2000 by and among            10.2 to the September 2000 10-Q.
             Ameristar Casino St. Charles, Inc.,
             ACI, St. Charles Riverfront Station,
             Inc. and SCI.
   10.13     Asset Purchase Agreement dated as of     Incorporated by reference to Exhibit
             October 17, 2000 by and among Lake       10.2 to the September 2000 10-Q.
             Mead Station, Inc., SCI, Ameristar
             Casino Las Vegas, Inc. and ACI.
  *10.14     Ameristar Casinos, Inc. Deferred         Incorporated by reference to Exhibit
             Compensation Plan.                       10.14 to the 2000 10-K.
   23.1      Consent of Arthur Andersen LLP, dated    Filed herewith.
             November 20, 2001.
   23.2      Consent of Gibson, Dunn & Crutcher       Included in Exhibit 5.1 hereto.
             LLP.
   24.1      Power of Attorney.                       Previously filed.


---------------


 * Denotes a management contract or compensatory plan or arrangement.



** Portions of this Exhibit have been deleted based on the Securities and Exchange Commission's granting of confidential treatment pursuant to Rule 24b-2 promulgated under the Securities Exchange Act.